Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

Portal Software, Inc.

at

$4.90 Net Per Share

by

Potter Acquisition Corporation

a wholly-owned subsidiary of

Oracle Systems Corporation

a wholly-owned subsidiary of

Oracle Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON MONDAY, MAY 22, 2006, UNLESS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE CONDITION THAT, PRIOR TO THE THEN SCHEDULED EXPIRATION DATE OF THE OFFER (AS IT MAY BE EXTENDED FROM TIME TO TIME PURSUANT TO THE MERGER AGREEMENT), THERE BE VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE, AND THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS (TOGETHER, THE “SHARES”), OF PORTAL SOFTWARE, INC., A DELAWARE CORPORATION (THE “COMPANY”), THAT, TOGETHER WITH THE SHARES THEN OWNED BY ORACLE SYSTEMS CORPORATION (“PARENT”) AND POTTER ACQUISITION CORPORATION (“OFFEROR”), REPRESENTS AT LEAST A MAJORITY OF (X) ALL THEN OUTSTANDING SHARES, PLUS (Y) ALL SHARES ISSUED OR ISSUABLE UPON THE EXERCISE OF ALL THEN OUTSTANDING COMPANY OPTIONS WITH AN EXERCISE PRICE THAT IS EQUAL TO OR LESS THAN $6.00, PLUS (Z) ALL SHARES ISSUED OR ISSUABLE UPON THE EXERCISE, CONVERSION OR EXCHANGE OF ANY OTHER SECURITIES OR OTHER RIGHTS (OTHER THAN THE COMPANY OPTIONS) THAT ARE EXERCISABLE, CONVERTIBLE OR EXCHANGEABLE FOR SHARES. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTIONS 1 AND 15 HEREOF.

THIS OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 11, 2006 (THE “MERGER AGREEMENT”), AMONG PARENT, OFFEROR AND THE COMPANY PURSUANT TO WHICH OFFEROR WILL MERGE WITH AND INTO THE COMPANY (THE “MERGER”). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER, DETERMINED THAT THE MERGER AGREEMENT IS ADVISABLE, THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND RECOMMENDED ACCEPTANCE OF THE OFFER TO THE STOCKHOLDERS, AND THAT THE STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER AND, IF APPLICABLE, ADOPT THE MERGER AGREEMENT.

IMPORTANT

Any stockholder of the Company desiring to tender Shares should either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the stock certificates representing the Shares and all other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 “Procedure for Tendering Shares” of this Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder of the Company who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 “Procedure for Tendering Shares” of this Offer to Purchase.

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained at Offeror’s expense from the Information Agent or from brokers, dealers, commercial banks and trust companies.

A SUMMARY TERM SHEET DESCRIBING THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 4. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

The Information Agent for the Offer is:

April 25, 2006

SUMMARY TERM SHEET

This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this document, and for a more complete description of the terms of the tender offer, you should read carefully this entire Offer to Purchase, the annex to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Parties to the Tender Offer

Potter Acquisition Corporation is offering to purchase all of the outstanding shares of common stock and associated preferred stock purchase rights (together, the “Shares”) of Portal Software, Inc. (the “Company”) for $4.90 per share in cash. Potter Acquisition Corporation is a wholly-owned subsidiary of Oracle Systems Corporation, which is a wholly-owned subsidiary of Oracle Corporation. Potter Acquisition Corporation was formed by Oracle Corporation and Oracle Systems Corporation for the purpose of acquiring the Company. See Section 9 entitled “Certain Information Concerning Offeror, Parent and Oracle” of this Offer to Purchase.

Conditions to the Tender Offer

Potter Acquisition Corporation (i) shall not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) (including Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended, relating to the obligation of Potter Acquisition Corporation to pay for or return tendered Shares promptly after termination or withdrawal of the tender offer), pay for any tendered Shares, (ii) may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares and (iii) may terminate or amend the tender offer as to Shares not then paid for, in the event that at or prior to the scheduled expiration of the tender offer (as it may be extended pursuant to the merger agreement), (A) any waiting period (and extensions thereof) applicable to the transactions contemplated by the merger agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any other applicable antitrust, competition or merger control laws shall not have expired or been terminated, (B) the Minimum Condition shall not have been satisfied or (C) certain other events described in Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase occur and are continuing.

The “Minimum Condition” is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the merger agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of Shares that, together with the Shares then owned by Oracle Systems Corporation and Potter Acquisition Corporation, represents at least a majority of (x) all then outstanding Shares, plus (y) all Shares issued or issuable upon the exercise of all then outstanding Company options with an exercise price that is equal to or less than $6.00, plus (z) all Shares issued or issuable upon the exercise, conversion or exchange of any other securities or other rights (other than the Company options) that are exercisable, convertible or exchangeable for Shares.

The foregoing conditions are for the sole benefit of Oracle Systems Corporation and Potter Acquisition Corporation and, subject to the terms and conditions of the Merger Agreement, may be waived by Oracle Systems Corporation or Potter Acquisition Corporation, in whole or in part at any time and from time to time in the sole discretion of Oracle Systems Corporation or Potter Acquisition Corporation; provided, however, that the Minimum Condition can only be waived with the prior written consent of the Company. The failure by Oracle Systems Corporation or Potter Acquisition Corporation at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

See Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase for a description of certain other conditions to the offer.

Merger Agreement

In connection with the tender offer, the Company, Oracle Systems Corporation and Potter Acquisition Corporation have entered into a merger agreement pursuant to which, if the tender offer is consummated and all necessary stockholder approvals are obtained, Potter Acquisition Corporation will merge with and into the Company, and the Company will be the surviving corporation and a wholly-owned subsidiary of Oracle Systems Corporation.

Position of the Company Board of Directors	The board of directors of the Company unanimously:

•	determined that the merger agreement is advisable;

•	determined that the terms of the tender offer and the merger are fair to and in the best interests of the Company and its stockholders;

•	approved the merger agreement and the transactions contemplated thereby, including the tender offer, the merger and the form of tender offer and voting agreement; and

•	recommended that the Company stockholders accept the tender offer and tender their Shares pursuant to the tender offer and, if necessary, adopt the merger agreement.

See the “Introduction” to this Offer to Purchase.

Expiration of the Tender Offer	This tender offer expires at 12:00 Midnight, New York City time, on Monday, May 22, 2006, unless extended. See Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

Ability to Extend the Tender Offer	The tender offer shall be extended by Potter Acquisition Corporation:

•	for successive periods of ten business days each, if any of the conditions to the tender offer (including the Minimum Condition) have not been satisfied or waived as of any then scheduled expiration date for the tender offer in order to permit the satisfaction of the conditions to the tender offer; or

•	for any period as may be required by any rule, regulation, interpretation or position of the SEC, the staff of the SEC, the NASDAQ National Market (“Nasdaq”) and the New York Stock Exchange (“NYSE”) that is applicable to the tender offer.

Potter Acquisition Corporation’s ability and obligation to extend the tender offer is subject to the parties’ right to terminate the merger agreement if the tender offer and merger are not consummated by July 26, 2006, and the parties’ rights to otherwise terminate the merger agreement and the tender offer pursuant to the terms of the merger agreement.

Potter Acquisition Corporation may also provide for a “subsequent offering period” of between three and 20 business days immediately following the expiration of the tender offer. If more than 80% of the then outstanding Shares have been validly tendered and not withdrawn pursuant to the tender offer on the applicable date of expiration of the tender offer (as the tender offer may be extended as described above), Potter Acquisition Corporation shall extend the tender offer for a subsequent offering period of 20 business days immediately following the expiration of the tender offer.

See Section 1 entitled “Terms of the Offer” of this Offer to Purchase for more details on the ability and obligation to extend the tender offer.

Ability to Withdraw Tendered Shares

The tender of your shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Monday, May 22, 2006 and, unless accepted for payment pursuant to the tender offer, may also be withdrawn at any time after June 23, 2006. However, if we provide a subsequent offering period, you would not be able to withdraw (i) any Shares that you already tendered or (ii) any of the Shares that you tendered during a “subsequent offering period.” See Section 4 entitled “Withdrawal Rights” of this Offer to Purchase.

Certain Effects of the Tender Offer

If the tender offer is consummated but the merger does not take place, the number of stockholders and the number of Shares of the Company that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Company common stock.

See Section 7 entitled “Effect of the Offer on Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Merger Following Expiration of the Tender Offer

If, following consummation of the tender offer, Potter Acquisition Corporation owns 90% or more of the outstanding Shares, Potter Acquisition Corporation intends to cause the Company to consummate a “short form” merger under the Delaware General Corporation Law. Neither stockholder approval nor the approval of the board of directors of the Company would be required to consummate the “short form” merger. If Potter Acquisition Corporation does not acquire at least 90% of the outstanding Shares pursuant to the tender offer, stockholder approval of the merger will be required, and a significantly longer period of time will be required to effect the merger under Delaware law. Upon Potter Acquisition Corporation’s acceptance or acquisition of Shares for payment pursuant to the tender offer constituting 85% of the Shares then outstanding, Potter Acquisition Corporation may exercise an irrevocable option granted by the Company to purchase the number of Shares that would cause Potter Acquisition Corporation to own one share more than 90% of the Shares then outstanding.

See Section 12 entitled “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase.

At the effective time of the merger, each Share outstanding will be cancelled in exchange for the right to receive $4.90 in cash (or any higher price per share that is paid in the tender offer) without any interest or dividends thereon, less any required withholding taxes.

See Section 13 entitled “The Transaction Documents” of this Offer to Purchase.

Appraisal Rights

No appraisal rights will be available in connection with the tender offer. However, if the tender offer is consummated, appraisal rights will be available in connection with the merger under the Delaware General Corporation Law.

See Section 17 entitled “Appraisal Rights” of this Offer to Purchase.

See Section 1 entitled “Terms of the Offer” and Section 13 entitled “The Transaction Documents” of this Offer to Purchase for a more complete description of the tender offer and the transactions contemplated following the consummation of the tender offer.

QUESTIONS AND ANSWERS

Potter Acquisition Corporation is offering to purchase all of the outstanding shares of common stock and the associated preferred stock purchase rights of Portal Software, Inc. (the “Company”) for $4.90 per share in cash. The following are some of the questions you may have as a stockholder of the Company and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Potter Acquisition Corporation is a Delaware corporation and a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation, which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation. Potter Acquisition Corporation was formed for the sole purpose of acquiring the Company and has carried on no activities other than in connection with the acquisition of the Company. See the “Introduction” and Section 9 entitled “Certain Information Concerning Offeror, Parent and Oracle” of this Offer to Purchase.

Unless the context indicates otherwise, we will use the terms “us,” “we” and “our” in this Offer to Purchase to refer to Potter Acquisition Corporation and, where appropriate, Oracle Systems Corporation and Oracle Corporation. We will use the term “the Company” to refer to Portal Software, Inc.

What are the classes and amounts of securities sought in the tender offer?

We are seeking to purchase all of the outstanding shares of common stock and the associated preferred stock purchase rights of the Company. See the “Introduction” and Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

How much are you offering to pay? What is the form of payment?

We are offering to pay you $4.90 per share, in cash, without interest, less any required withholding taxes.

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in this tender offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $225 million to purchase all of the shares pursuant to the tender offer and to pay related fees and expenses. As of February 28, 2006, Oracle and its direct and indirect subsidiaries had cash and cash equivalents and short-term investments in the amount of approximately $7.8 billion. Oracle Systems Corporation expects to contribute or otherwise advance funds to enable us to consummate the tender offer. Potter Acquisition Corporation expects to have sufficient cash on hand at the expiration of the tender offer to pay the offer price for all shares in the tender offer. The tender offer is not conditioned upon any financing arrangements. See Section 10 entitled “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my shares in this tender offer?

We do not believe our financial condition is relevant to your decision to tender your shares in this tender offer because:

•	the tender offer is being made for all outstanding shares solely for cash;

•	the tender offer is not subject to any financing condition; and

•	if we consummate the tender offer, we will acquire all remaining shares for the same cash price in the subsequent merger.

What does the Company board of directors recommend regarding this tender offer?

The Company board of directors unanimously:

•	determined that the merger agreement is advisable;

•	determined that the terms of the tender offer and the merger are fair to and in the best interests of the Company and its stockholders;

•	approved the merger agreement and the transactions contemplated thereby, including the tender offer, the merger and the form of tender offer and voting agreement; and

•	recommended that the Company stockholders accept the tender offer and tender their shares pursuant to the tender offer and, if necessary, adopt the merger agreement.

See the “Introduction” to this Offer to Purchase.

How long do I have to decide whether to tender in the tender offer?

You will have until 12:00 Midnight, New York City time, on Monday, May 22, 2006, to tender your shares in the tender offer, unless the tender offer is extended. If you cannot deliver everything that is required to make a valid tender by such time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 entitled “Terms of the Offer” and 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

Can the tender offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that we will extend the tender offer beyond Monday, May 22, 2006:

•	for successive periods of ten business days each, if any of the conditions to the tender offer (including the minimum condition) have not been satisfied or waived as of any then scheduled expiration date for the tender offer in order to permit the satisfaction of the conditions to the tender offer; or

•	for any period as may be required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”), the staff of the SEC, the NASDAQ National Market (“Nasdaq”) and the New York Stock Exchange (“NYSE”) that is applicable to the tender offer.

Our ability and obligation to extend the tender offer is subject to the parties’ right to terminate the merger agreement if the tender offer and merger are not consummated by July 26, 2006, and the parties’ rights to otherwise terminate the merger agreement and tender offer pursuant to the terms of the merger agreement.

Potter Acquisition Corporation may also provide for a “subsequent offering period” of between three and 20 business days. If more than 80% of the then outstanding Company shares have been validly tendered and not withdrawn pursuant to the tender offer on the applicable date of expiration of the tender offer (as the tender offer may be extended as described above), Potter Acquisition Corporation will be required to extend the tender offer for a subsequent offering period of 20 business days immediately following the expiration of the tender offer.

A subsequent offering period is different from an extension of the tender offer. During a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered (because we would have already accepted those shares for payment); you also would not be able to withdraw any of the shares that you tender during the subsequent offering period.

See Section 1 entitled “Terms of the Offer” of this Offer to Purchase for more details on our ability to extend the tender offer.

How will I be notified if the tender offer is extended?

If we extend the tender offer, we will inform Computershare Trust Company, N.A. (the depositary for the tender offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the tender offer was scheduled to expire. See Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

What are the most significant conditions to the tender offer?

We (i) shall not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (including Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended, relating to our obligation to pay for or return tendered shares promptly after termination or withdrawal of the tender offer), pay for any tendered shares, (ii) may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares and (iii) may terminate or amend the tender offer as to shares not then paid for, in the event that at or prior to the scheduled expiration of the tender offer (as it may be extended pursuant to the merger agreement), (A) any waiting period (and extensions thereof) applicable to the transactions contemplated by the merger agreement (including the tender offer and the merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any applicable antitrust, competition or merger control laws shall not have expired or been terminated, (B) the minimum condition or (C) certain other events described in Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase occur and are continuing.

The minimum condition is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the merger agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of shares that, together with the shares then owned by Oracle Systems Corporation and Potter Acquisition Corporation, represents at least a majority of (x) all then outstanding shares, plus (y) all shares issued or issuable upon the exercise of all then outstanding Company options with an exercise price that is equal to or less than $6.00, plus (z) all shares issued or issuable upon the exercise, conversion or exchange of any other securities or other rights (other than the Company options) that are exercisable, convertible or exchangeable for shares.

The foregoing conditions are for the sole benefit of Oracle Systems Corporation and Potter Acquisition Corporation and, subject to the terms and conditions of the merger agreement, may be waived by Oracle Systems Corporation and Potter Acquisition Corporation, in whole or in part at any time and from time to time in the sole discretion of Oracle Systems Corporation and Potter Acquisition Corporation; provided, however, that the minimum condition can only be waived with the prior written consent of the Company. The failure by Oracle Systems Corporation and Potter Acquisition Corporation at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. See Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase.

Under what circumstances would the Company be obligated to pay a termination fee to Oracle Systems Corporation if the tender offer is terminated?

Under the merger agreement, the Company has agreed to pay Oracle Systems Corporation $5,000,000 if (A) (i) Oracle Systems Corporation terminates the merger agreement because of a material breach of any covenant or agreement in the merger agreement by the Company, (ii) Oracle Systems Corporation terminates the merger agreement because any representation or warranty of the Company in the merger agreement was inaccurate when made or became inaccurate after the date that it was made such that the conditions to the tender offer would not be satisfied at the time such representation or warranty became inaccurate, or (iii) either party terminates the merger agreement because the tender offer has expired or been terminated in accordance with the terms of the merger agreement without Potter Acquisition Corporation having accepted payment for any shares on or before July 26, 2006; (B) following the execution and delivery of the merger agreement and prior to the termination of the merger agreement, a proposal for a Company Acquisition Transaction (as defined in Section 13 entitled “The Transaction Documents” of the Offer to Purchase) has been made or publicly announced and not bona fide withdrawn; and (C) within twelve months following the termination of the merger agreement, either a Company Acquisition Transaction (whether or not the one referenced in the preceding clause (B)) is consummated or the Company enters into a letter of intent or contract providing for a Company Acquisition Transaction (whether or not the one referenced in the preceding clause (B)) and such transaction is subsequently consummated.

In the event that the merger agreement is terminated by the Company in order for the Company to enter into a definitive agreement based on a Superior Proposal (as defined in the subsection entitled “Nonsolicitation Obligations; Change in Board Recommendation” in Section 13 entitled “The Transaction Documents” of the Offer to Purchase) of, prior and as a condition to the effectiveness of such termination, the Company shall pay to Oracle Systems Corporation the termination fee of $5,000,000.

In the event that the merger agreement is terminated by Oracle Systems Corporation because (a) the Company’s board of directors has changed its recommendation with respect to the tender offer and the merger, (b) the Company’s board of directors has approved or recommended that the Company’s stockholders approve an Acquisition Proposal (as defined in the subsection entitled “Nonsolicitation Obligations; Change in Board Recommendation” in Section 13 entitled “The Transaction Documents” of the Offer to Purchase) or an Acquisition Transaction (as defined in the subsection entitled “Nonsolicitation Obligations; Change in Board Recommendation” in Section 13 entitled “The Transaction Documents” of the Offer to Purchase), (c) the Company has entered into a letter of intent, memorandum of understanding or other contract accepting or agreeing to discuss an Acquisition Proposal or Acquisition Transaction or (d) a tender offer or exchange offer for the Company’s outstanding shares has commenced (other than by Oracle Systems Corporation, Potter Acquisition Corporation or any affiliate of such parties) and the board of directors of the Company either recommends that the stockholders tender their shares in such alternative tender offer or exchange offer or fails within ten business days after commencement of such tender or exchange offer to recommend against such offer, the Company shall pay to Oracle Systems Corporation the termination fee of $5,000,000.

How do I tender my shares?

To tender your shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the depositary for the tender offer, not later than the date and time the tender offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your shares are held in street name, your shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within the time period specified in the notice. See Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

Until what time may I withdraw previously tendered shares?

The tender of your shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Monday, May 22, 2006 or such later date as the tender offer may be extended and, unless accepted for payment pursuant to the tender offer, may also be withdrawn at any time after Friday, June 23, 2006. However, if we provide a subsequent offering period, you would not be able to withdraw (i) any shares that you already tendered or (ii) any of the shares that you tendered during a subsequent offering period. See Section 4 entitled “Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the depositary, Computershare Trust Company, N.A., while you still have the right to withdraw the shares. If you tendered shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your shares. See Section 4 entitled “Withdrawal Rights” of this Offer to Purchase.

If I decide not to tender, how will the tender offer affect my shares?

If the merger described above takes place, stockholders not tendering in the tender offer will receive the same amount of cash per share that they would have received had they tendered their shares in the tender offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the tender offer is consummated but the merger does not take place, the number of stockholders and the number of shares of the Company that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Company common stock. Also, as described below, the Company may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies. See the “Introduction” and Section 7 entitled “Effect of Offer on Listing, Market for Shares and SEC Registration” of this Offer to Purchase. As described under “Will I have appraisal rights?” below, you will have appraisal rights in connection with the merger.

If the tender offer is completed, will the Company continue as a public company?

No. Following the purchase of shares in the tender offer, we will complete the merger pursuant to the terms of the merger agreement if the conditions to the merger are satisfied. If the merger takes place, the Company will no longer be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares:

•	there may not be a public trading market for the Company common stock; and

•	the Company may cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies.

See Section 7 entitled “Effect of Offer on Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Will the tender offer be followed by a merger if all of the shares are not tendered in the tender offer?

Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for shares of Company stock pursuant to the tender offer, we are required under the merger agreement to merge with and into the Company if the conditions to the merger are satisfied. If the merger takes place, Potter Acquisition Corporation will own all of the shares of the Company and all stockholders of the Company remaining after the tender offer other than us (and other than stockholders validly exercising appraisal rights) will receive $4.90 per share in cash (or any higher price per share that is paid in the tender offer). See the “Introduction” to this Offer to Purchase. See Section 13 entitled “The Transaction Documents” of this Offer to Purchase for a description of the conditions to the merger and Section 17 entitled “Appraisal Rights” of this Offer to Purchase.

Will I have appraisal rights?

No appraisal rights are available in connection with the tender offer. Stockholders would be entitled to appraisal rights in connection with the merger. See Section 17 entitled “Appraisal Rights” of this Offer to Purchase.

What is the market value of my shares as of a recent date?

On April 11, 2006, the last full day of trading before the public announcement by the Company of its execution of an agreement with us to acquire the Company at a price of $4.90 per share, the last sale price of the

Company common stock reported was $4.19 per share. On April 24, 2006, the last full day of trading before the commencement of our tender offer, the closing price of the Company common stock reported was $5.10 per share. We encourage you to obtain a recent quotation for shares of the Company common stock in deciding whether to tender your shares. See Section 6 entitled “Price Range of Shares; Dividends on the Shares” of this Offer to Purchase.

What are the material United States federal income tax consequences of tendering shares?

The receipt of cash for shares pursuant to the tender offer or the merger will be a taxable transaction for United States federal income tax purposes.

In general, a stockholder who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the merger. If the shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by a corporation will be subject to a maximum United States federal tax rate of 35%, while capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the shares were held for more than one year, and if held for one year or less such capital gains will be subject to tax at ordinary income tax rates. See Section 5 “Material Federal Income Tax Consequences” of this Offer to Purchase.

Stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the tender offer and the merger, including the effect of United States, federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the tender offer?

You may call MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or (800) 322-2885 (toll free). MacKenzie Partners, Inc. is acting as the information agent for the tender offer. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Common Stock of Portal Software, Inc.:

INTRODUCTION

Potter Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Portal Software, Inc., a Delaware corporation (the “Company”), at a purchase price of $4.90 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 11, 2006 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror and the Company. Offeror is a corporation newly formed by Parent in connection with the acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, Offeror will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation (the “Surviving Corporation”) and be a wholly-owned subsidiary of Parent. The Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by stockholders of the Company, if such approval is required by applicable law. See Section 12 entitled “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase. In the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by Oracle, Parent or Offeror, which shall automatically be cancelled and retired) shall automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive $4.90, net to the seller in cash without interest thereon, less any required withholding taxes (the “Offer Price”). The Merger Agreement is more fully described in Section 13 entitled “The Transaction Documents” of this Offer to Purchase, which also contains a discussion of the treatment of stock options.

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Offeror pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Offeror will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc. (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18 entitled “Fees and Expenses” of this Offer to Purchase.

The board of directors of the Company has unanimously approved the Offer and the Merger, determined that the Merger Agreement is advisable, the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, and recommended acceptance of the Offer to the stockholders, and that the stockholders tender their Shares in the Offer and, if applicable, vote to adopt the Merger Agreement.

The Company has advised Parent that on April 11, 2006, the board of directors of the Company received the opinion of CIBC World Markets Corp. (“CIBC World Markets”), the Company’s financial advisor, to the effect that, as of April 11, 2006 and based on and subject to the matters described in its opinion, the $4.90 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Oracle, Parent, Offeror and their respective affiliates) was fair, from a financial point of view, to such holders. The full text of CIBC World Markets’ written opinion, dated April 11, 2006, which describes the assumptions made, matters considered and limitations on the review undertaken, will be attached as an exhibit to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the

“Schedule 14D-9”) to be filed with the Securities and Exchange Commission (the “SEC” or “Commission”) and which will be mailed to the Company’s stockholders. CIBC World Markets’ opinion was provided to the Company’s board of directors for its information in its evaluation of the $4.90 per share cash consideration payable in the Offer and the Merger and relates only to the fairness of such cash consideration from a financial point of view. CIBC World Markets’ opinion does not address any other aspect of the Offer or the Merger or any related transaction and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.

The Offer is conditioned upon, among other things, the condition that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by Parent and Offeror, represents at least a majority of (x) all then outstanding Shares, plus (y) all Shares issued or issuable upon the exercise of all then outstanding Company options with an exercise price that is equal to or less than $6.00, plus (z) all Shares issued or issuable upon the exercise, conversion or exchange of any other securities or other rights (other than the Company options) that are exercisable, convertible or exchangeable for Shares (the “Minimum Condition”). See Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase for a description of all of the conditions to the Offer.

The Company has represented in the Merger Agreement that as of April 6, 2006, there were 43,195,525 shares issued and outstanding and that as of April 4, 2006, there were outstanding stock options to purchase 7,864,636 Shares. The Company has informed Oracle that 6,154,673 of the outstanding stock options have an exercise price that is equal to or less than $6.00 per share. None of Oracle, Parent or Offeror currently beneficially owns any Shares except insofar as the Tender and Voting Agreements described in the “Tender and Voting Agreements” subsection of Section 13 of this Offer to Purchase may be deemed to constitute beneficial ownership. Oracle disclaims such beneficial ownership. Based on the foregoing, Offeror believes that approximately 24,675,100 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied. Owners of approximately 20% of the Company’s issued and outstanding Shares as of April 6, 2006 have already agreed to tender their Shares into the Offer pursuant to the Tender and Voting Agreements. See Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 “Withdrawal Rights” of this Offer to Purchase. The term “Expiration Date” means 12:00 Midnight, New York City time, on Monday, May 22, 2006 (the “Scheduled Expiration Date”), unless Offeror shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Offeror, shall expire.

In the Merger Agreement, Offeror has agreed that it will extend the Offer beyond the Scheduled Expiration Date as follows:

•	for successive periods of ten business days each if any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived as of any then scheduled expiration date for the Offer in order to permit the satisfaction of the conditions to the Offer; and

•	for any period as may be required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”), the staff of the SEC, the NASDAQ National Market (“Nasdaq”) and the New York Stock Exchange (“NYSE”) that is applicable to the Offer.

Offeror’s ability and obligation to extend the Offer is subject to the parties’ right to terminate the Merger Agreement if the Offer and Merger are not consummated by July 26, 2006, and the parties’ rights to otherwise terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement. Offeror may also make available a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Subsequent Offering Period”) of not less than three business days nor more than 20 business days. If more than 80% of the then outstanding Company shares have been validly tendered and not withdrawn pursuant to the Offer on the applicable date of expiration of the Offer (as the Offer may be extended as described above), Offeror will be required to extend the Offer for a subsequent offering period of 20 business days immediately following the expiration of the Offer. There can be no assurance that Offeror will exercise its right to extend the Offer.

Offeror has also agreed in the Merger Agreement that it will not, without the prior written consent of the Company: (A) decrease the purchase price of the Offer, (B) change the form of consideration to be paid in the Offer, (C) reduce the number of Shares to be purchased in the Offer, (D) impose conditions to the Offer in addition to the conditions to the Offer set forth in Annex A of the Merger Agreement, (E) amend the conditions to the Offer set forth in Annex A of the Merger Agreement so as to broaden the scope of such conditions to the Offer, (F) extend the Offer in any manner other than pursuant to and in accordance with the terms of the Merger Agreement or (G) amend or waive the Minimum Condition.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to other terms and conditions. See Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase. Offeror believes the minimum number of Shares that must be tendered in order to achieve the Minimum Condition is approximately 24,675,100.

Subject to the applicable rules and regulations of the Commission, Offeror expressly reserves the right, in its sole discretion, to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment) pending the receipt of required governmental consents, or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for upon the failure of any of the Offer Conditions, by giving oral or written notice of such delay or termination to the Depositary. Offeror’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act relating to Offeror’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the Commission, Offeror expressly reserves the right to waive any Offer Condition (other than the Minimum Condition), increase the Offer Price or amend the Offer in any respect. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange

Act. Without limiting the obligation of Offeror under such rule or the manner in which Offeror may choose to make any public announcement, Offeror currently intends to make announcements by issuing a press release and making any appropriate filing with the Commission.

If Offeror makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(c) and 14(e)-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the Commission’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company has provided Offeror with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Sections 1 “Terms of the Offer” and 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), pursuant to the procedures set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined below) is utilized) and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce such agreement against the participant.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Offeror and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Offeror’s rights under Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase, the Depositary may, nevertheless, on behalf of Offeror, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 entitled “Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by Offeror by reason of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Offeror increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3. Procedure for Tendering Shares.

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through book-entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Signature Guarantee. Signatures on the Letter of Transmittal need not be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), by a member firm of the National Association of Securities Dealers, Inc., by a commercial bank or trust company having an office or correspondent in the United States or by any other “Eligible Guarantor Institution,” as defined in Rule 17Ad-15 under the Exchange Act (collectively, “Eligible Institutions”), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) as noted in the following sentence. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for unpurchased Shares are to be issued or returned, to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if such tender complies with all of the following guaranteed delivery procedures:

(i) the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Offeror herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

(iii) the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation) and (ii) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal (or, as applicable, an Agent’s Message).

Backup Federal Income Tax Withholding. To prevent federal income tax backup withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. See Instruction 10 set forth in the Letter of Transmittal.

Determinations of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. Offeror reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in Section 1 “Terms of the Offer” of this Offer to Purchase) or any defect or irregularity in the tender of any Shares. Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Offeror as the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Offeror (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after April 11, 2006), including, without limitation, the right to vote such Shares in such manner as such attorney and proxy or his substitute shall, in his sole discretion, deem proper. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Offeror accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of Offeror will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper. Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Offeror or its designees must be able to exercise full voting rights with respect to such Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Offeror upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after June 23, 2006; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. If all conditions to the Offer have been met or waived, Offeror must pay for all shares tendered and immediately accept and pay for all Shares tendered and not withdrawn prior to the Expiration Date and any Shares tendered during any Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act. If purchase of or payment for Shares is delayed for any reason or if Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to Offeror’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Offeror and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be returned at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

5. Material Federal Income Tax Consequences.

The following is a summary of the material federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations or non-U.S. persons), or to persons holding Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, or whose functional currency is not the U.S. dollar. This discussion does not address any aspect of state, local or foreign taxation.

The material federal income tax consequences set forth below are based upon current law. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger to such stockholder, including the application and effect of state, local and other tax laws.

The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for federal income tax purposes. In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder’s adjusted federal income tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares ( i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, which are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. In general, capital gains recognized by a corporation will be subject to federal income tax at a maximum rate of 35%, while capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year, and if held for one year or less, such gains will be subject to tax at ordinary income tax rates. Net capital losses may be subject to limits on deductibility.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a 28% rate. See Section 3 “Procedure for Tendering Shares” of this Offer to Purchase. Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, or (c) fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering stockholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

6. Price Range of Shares; Dividends on the Shares.

The Company’s Shares currently trade on an over-the-counter securities market operated by Pink Sheets, LLC under the symbol “PRSF.PK” and previously traded on Nasdaq under the symbol “PRSF”. The following table sets forth the high and low closing sales prices per Share for the periods indicated, as reported on published financial sources.

	High	Low
Year Ended January 31, 2005:
First Quarter	8.43	5.43
Second Quarter	5.36	2.52
Third Quarter	3.42	2.38
Fourth Quarter	3.69	2.19
Year Ended January 31, 2006:
First Quarter	3.14	2.15
Second Quarter	2.63	1.75
Third Quarter	2.98	2.10
Fourth Quarter	2.77	2.20
Year Ending January 31, 2007:
First Quarter (through April 24, 2006)	5.10	2.65

On April 11, 2006, the last full day of trading before the public announcement by the Company of its execution of an agreement with Oracle to acquire the Company at a price of $4.90 per share, the last sale price of the Company common stock reported was $4.19 per share. On April 24, 2006, the last full day of trading before the commencement of our tender offer, the closing price of the Company common stock reported was $5.10 per share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

It is the Company’s policy not to pay dividends but, instead, to retain earnings to finance future development. Pursuant to the Merger Agreement, the Company has agreed not to declare, pay or set aside any dividend or other distribution in respect of its capital stock other than cash dividends made by any direct or indirect wholly-owned subsidiary of the Company to the Company or one of its subsidiaries.

7. Effect of Offer on Listing, Market for Shares and SEC Registration.

The purchase of the Shares by Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than Offeror.

The Shares were delisted from Nasdaq on June 29, 2005 and currently trade on an over-the-counter securities market operated by Pink Sheets, LLC. As a result, the Offer will not affect the listing status of the Company.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 record holders of Shares. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; the officers, directors and 10% stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board’s “margin list.” Furthermore, if such registration was terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Offeror intends to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8. Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the Commission and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. None of Oracle, Parent or Offeror has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Oracle, Parent or Offeror assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Oracle, Parent or Offeror.

General. The Company is a Delaware corporation with its principal executive offices located at 10200 South De Anza Blvd, Cupertino, California 95104. The telephone number of the Company is (408) 572-2000. The Company develops, markets, provisions and supports billing and revenue management solutions for global communications and media service providers.

The internal financial statements and other financial data, estimates and forecasts of the Company that the Company has provided to Parent during the course of Parent’s due diligence investigation of the Company have been provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in the Schedule TO or any other Offer documents. The Company provided the financial data to Parent in draft and unaudited form and such financial data remain in draft and unaudited form. The Company’s external auditors have neither completed their review of the fiscal 2005 financial data, nor has the Company’s audit committee completed its review of such data. Therefore, the financial data below and in the Annexes referred to below remains subject to change after the date of this Offer.

Financial and Other Information. On December 1, 2005, Parent received the Company’s Confidential Information Memorandum. The Confidential Information Memorandum contained the following historical and forecast results:

	FY ’03 Audited	FY ’04 Audited	FY ’05 Forecast	FY ’06 Forecast	FY ’07 Forecast
	(in $ millions except per-share amounts)
Bookings	$108.1	$122.4	$149.5	$125.0	$160.0
Revenue	$121.1	$126.8	$104.2	$105.0	$155.0
Operating Expenses	$142.7	$106.0	$112.0	$90.2	$75.4
Operating Income (Loss)	$(71.0)	$(38.8)	$(75.2)	$(29.8)	$33.8
Non Recurring One Time Costs (1)	$39.4	$14.7	$11.4	$7.8	$0.0
Estimated “Ongoing” Operating Income (Loss)	$(31.6)	$(24.0)	$(63.7)	$(22.0)	$33.8
Net Income (Loss)			$(77.4)	$(31.1)	$(32.3)
Diluted Earnings (Loss) Per Share			$(1.82)	$(0.72)	$0.68

(1)	Costs that were not expected to be incurred by the Company, as an independent entity, on an ongoing basis, such as incremental Sarbanes-Oxley costs, incremental auditing costs, restructuring/stock compensation and incremental tax, compliance and legal costs.

Additionally, the Confidential Information Memorandum contained a financial overview, a description of past Company restructuring actions and management’s discussion and analysis of financial results for the first six months of fiscal year 2006 ended July 29, 2005, as well as summary results for the quarter ended October 28, 2005, expected results for the quarter ended January 28, 2006 and projected results for the 2007 fiscal year. A copy of these materials is attached hereto as Annex I.

A revised version of the Confidential Information Memorandum dated January 2006 included the following additional information concerning revisions of fiscal year 2005 financial results:

	FY ’05 As Reported	FY ’05 As Revised	Change
	(in $ millions)
Revenue	$104.2	$97.7	$(6.5)
Operating Expenses	$112.0	$113.2	$1.2
Net Loss	(75.2)	$(84.4)	$(9.2)

At the commencement of Parent’s detailed due diligence on March 13-15, 2006, the Company made available to Parent, among other materials, unaudited financial statements and related discussion as part of a draft Annual Report on Form 10-K for the fiscal year ended January 28, 2005 (the “Draft 10-K”) and a 2007 Budget Summary. The 2007 Budget Summary is summarized below and the pertinent portion of the Draft 10-K is attached hereto as Annex II to this Offer to Purchase. The Draft 10-K also includes information relating to the Company’s fiscal year ended January 31, 2006. While the Draft 10-K was prepared with the presumption that the financial statements therein would eventually be audited, they have not been audited as of the date of this Offer. Any statements in the draft Form 10-K to the contrary should be ignored.

The 2007 Budget Summary the Company provided to Parent on March 13-15, 2006 included the following restated financial information for the fiscal year ended January 28, 2005 and the following revised estimated financial information for the fiscal years ended January 31, 2006 and 2007:

	Restated Fiscal Year ended January 28, 2005	Estimated Fiscal Year ended January 31, 2006	Estimated Fiscal Year ended January 31, 2007
	(in $ millions except per-share amounts)
Revenue	$94.2	$117.3	$146.2
Operating Expenses	$111.1	$98.5	$90.1
Income (Loss) from operations	$(83.0)	$(28.0)	$15.8
Net Income (Loss)	$(85.3)	$(29.3)	$14.3
Diluted Earnings (Loss) per Share	$(2.00)	$(0.68)	$0.30

According to the 2007 Budget Summary, quarterly results of operations were estimated to become profitable starting with the third quarter of the 2007 fiscal year.

On April 24, 2006, the Company made available to Parent the following table:

	Fiscal Year 2005
	Fourth Quarter Ended January 28, 2005			Fiscal Year Ended January 28, 2005
	Previously Reported on June 30, 2005	Adjustments	As Restated	Previously Reported on June 30, 2005	Adjustments	As Restated
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Total revenues	$27,300	$(8,196)	$19,104	$104,700	$(11,007)	$93,693
Restructuring charges (benefit)	$11,600	$(3,017)	$8,583	$5,400	$2,741	$8,141
Net loss	$(27,400)	$(6,807)	$(34,207)	$(75,400)	$(10,182)	$(85,582)
Net loss per share	$(0.64)	$(0.16)	$(0.80)	$(1.77)	$(0.24)	$(2.01)

	As of January 28, 2005
	Previously Reported on June 30, 2005	Adjustments	As Restated
	(in thousands)
Consolidated Balance Sheet Data
Cash and investments	$59,700	(2)	$59,698
Deferred revenue	$44,700	13,246	$57,946

The internal financial statements and other financial data, estimates and forecasts of the Company that the Company provided to Parent have not been independently verified by Oracle, Parent or Offeror and are the sole work product of the Company and, as such, Oracle, Parent and Offeror make no express or implied warranty in respect of such internal financial statements or other financial data, estimates and forecasts. In its disclosures to Oracle, the Company stated that such internal financial statements were provided solely in connection with Oracle’s due diligence and disclaimed any express or implied warranty with respect thereto. There is no guarantee that any such forecasts will be realized, or that the assumptions that they are based on are correct.

In its disclosures to Oracle, the Company stated that it was currently re-examining its audited financial statements for fiscal year 2003 and fiscal year 2004. The Company disclosed that it has not yet determined whether such financial statements have material inaccuracies and whether it will be required to restate its financial statements for these periods. The Company further disclosed that it will make a determination regarding these financial statements and whether they must be restated at such time as it files its Annual Report on Form 10-K for the fiscal year ended January 28, 2005.

Late Filings and Delisting from Nasdaq. On June 21, 2005, the Company received a Staff Determination notice from Nasdaq stating that the Company was not in compliance with Nasdaq Marketplace Rule 4310(c)(14) because it had failed to file its Report on Form 10-Q for its quarter ended April 29, 2005. On June 27, 2005, the Company received notice from the office of the General Counsel, Listing Qualifications Hearings for Nasdaq informing it that Nasdaq would delist the Company’s Shares effective upon the opening of business on June 29, 2005. In its letter to the Company, Nasdaq cited as reasons for the delisting that the Company had not been able to comply with its periodic reporting requirements for filing its Annual Report on Form 10-K for the year ended January 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended April 29, 2005 (as required pursuant to Rule 4310(c)(14) of the Nasdaq Marketplace Rules). While Nasdaq noted that the Company appeared to be using its best efforts to remedy the filing deficiencies and that the delay in its filings did not appear to result from any intentional wrongdoing or misconduct, Nasdaq expressed concern about the number of late SEC filings and the length of time that investors would be without audited financial information. On June 29, 2005, the Company’s common stock ceased trading on Nasdaq and commenced trading on an over-the-counter securities market operated by Pink Sheets, LLC under the ticker symbol “PRSF.PK”.

Available Information. Subject to the subsection entitled “Late Filings and Delisting from Nasdaq,” the Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition, and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on December 16, 2004, distributed to the Company’s stockholders. Such information will also be available in the Schedule 14D-9. Such reports, proxy statements, and other information are available for inspection at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the Commission at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

9. Certain Information Concerning Offeror, Parent and Oracle.

Offeror is a Delaware corporation incorporated on April 7, 2006, with principal executive offices at 500 Oracle Parkway, Redwood City, CA 94065. The telephone number of its principal executive offices is (650) 506-7000. To date, Offeror has engaged in no activities other than those incident to its formation and the commencement of the Offer. Offeror is a wholly-owned subsidiary of Parent.

Parent is a Delaware corporation incorporated on October 29, 1986, with principal executive offices at 500 Oracle Parkway, Redwood City, CA 94065. The telephone number of Parent’s principal executive offices is (650) 506-7000. Parent is primarily a holding corporation and is a wholly-owned subsidiary of Oracle.

Oracle is a Delaware corporation incorporated on September 9, 2005, with principal executive offices at 500 Oracle Parkway, Redwood City, CA 94065. The telephone number of Oracle’s principal executive offices is (650) 506-7000. Oracle was initially formed as a direct wholly-owned subsidiary of Parent. Prior to January 31, 2006, Oracle’s name was Ozark Holding Inc. and Parent’s name was Oracle Corporation. On January 31, 2006, in connection with the acquisition of Siebel Systems, Inc., a wholly owned subsidiary of Oracle was merged with and into Parent, with Parent surviving as a wholly-owned subsidiary of Oracle. As a result, Oracle became the parent company of Parent, and the changes to the names of Oracle and Parent were effected. Oracle is a holding corporation with no significant assets other than ownership of its direct and indirect subsidiaries around the world.

Oracle is the world’s largest enterprise software company. Through its subsidiaries, Oracle develops, manufactures, markets, distributes, and services database and middleware software as well as applications software designed to help its customers manage and grow their business operations. Oracle’s goal is to offer customers scalable, reliable, secure and integrated database, middleware and applications software that provides transactional efficiencies, adapts to an organization’s unique needs, and allows better ways to access and manage information at a low total cost of ownership.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Offeror, Parent and Oracle and certain other information are set forth on Annex III hereto.

Except as set forth in the subsection entitled “Tender and Voting Agreements” of Section 13 entitled “Transaction Documents” and elsewhere in this Offer to Purchase or Annex III to this Offer to Purchase: (i) none of Oracle, Parent, Offeror and, to Oracle’s, Parent’s and Offeror’s knowledge, the persons listed in Annex III hereto or any associate or majority owned subsidiary of Oracle, Parent, Offeror or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Oracle, Parent, Offeror and, to Oracle’s, Parent’s and Offeror’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Oracle, Parent, Offeror and, to Oracle’s, Parent’s and Offeror’s knowledge, the persons listed in Annex III to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Oracle, Parent, Offeror, their subsidiaries or, to Oracle’s, Parent’s and Offeror’s knowledge, any of the persons listed in Annex III to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Oracle, Parent, Offeror, their subsidiaries or, to Oracle’s, Parent’s and Offeror’s knowledge, any of the persons listed in Annex III to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Oracle is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Oracle is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Oracle. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in Section 8 “Certain Information Concerning the Company” of this Offer to Purchase.

10. Source and Amount of Funds.

Oracle, Parent and Offeror estimate that it will cost approximately $225 million to purchase all the Shares pursuant to the Offer and to pay related fees and expenses. As of February 28, 2006, Oracle and its direct and indirect subsidiaries had cash and cash equivalents and short-term investments in the amount of approximately $7.8 billion. Offeror expects to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer. The Offer is not conditioned upon any financing arrangements.

11. Background of Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company and none of Offeror, Parent or Oracle takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Oracle or its affiliates or representatives did not participate.

Background of the Transaction

During June 2005, Oracle product and marketing personnel contacted the Company to explore ways the companies might work together. These discussions led to a meeting at Oracle on July 21, 2005, and the parties entered into a confidentiality agreement with respect to their discussions on July 25, 2005.

During October 2005, Oracle requested additional information from the Company with respect to its business and products. On November 14, 2005, the Company’s management met with Oracle personnel and made a full day presentation to respond to Oracle’s requests.

On December 20, 2005, Company personnel again met with Oracle personnel to provide additional information with respect to the Company’s customers and its sales and marketing activities.

On February 7, 2006, Oracle received a letter on behalf of the Company soliciting proposals for the acquisition of the Company. On February 15, 2006, Oracle submitted an indication of interest to acquire the Company in a cash merger for an amount of between $3.50 and $3.75 per share. Oracle’s proposal contained an exclusivity provision whereby the Company and its advisors would be required to cease discussions with all other parties regarding any acquisition of the Company as a condition to proceeding with discussions with Oracle. In addition, the proposal set forth a number of closing conditions, including the filing of the Company’s 2005 Form 10K, absence of significant changes in the Company’s cash position, completion of the restructuring of the Company’s headquarters lease and a requirement that to-be-identified key employees have accepted employment by Oracle.

On February 17, 2006, Oracle was informed that it would not be selected to be included in continuing due diligence with respect to the Company. On or about February 27, 2006, Oracle agreed to eliminate a number of the closing conditions set forth in its proposal of February 15, 2006 in exchange for the ability to continue to conduct further due diligence. During the weeks of February 27, 2006 and March 6, 2006, Oracle approached the Company regarding additional due diligence requests in an effort to improve its indication of interest. After some discussion with Oracle regarding Oracle’s willingness to increase its proposed offer price, the Company granted Oracle access to the Company’s due diligence materials and the Company’s management continued its due diligence discussions with Oracle.

On March 24, 2006, Oracle delivered an indication of interest to the Company with a revised offer price of $5.00 per share, subject to confirmatory due diligence, and requesting that the Company use commercially reasonable efforts to assist Oracle in retaining each of Messrs. Labuda, Gorti and Aronson. In order to achieve that goal, Oracle stated that it expected that Messrs. Labuda, Gorti and Aronson would amend the terms of their then-existing change-in-control agreements (the “CIC Agreements”) such that the anticipated changes to each individual’s title, reporting responsibilities and other administrative aspects of their employment as the result of their being hired by Oracle following an acquisition would not trigger payment obligations under those agreements.

In addition Oracle’s indication of interest also contained an exclusivity provision whereby the Company and its advisors would be required to cease discussions with all other parties regarding any acquisition of the Company as a condition to proceeding with discussions with Oracle. Oracle’s indication of interest also contained an expiration date of March 27, 2006. Between March 24 and 27, 2006, members of the Company’s senior management and the Company’s financial advisor had a series of discussions with Oracle to clarify some of the terms that Oracle had proposed, including with respect to the treatment of the Company’s existing agreements with its senior executive team in connection with a transaction, and to gauge the level of due diligence that Oracle intended to conduct prior to entering into a definitive agreement for a transaction. During this period, Oracle was informed that the Company’s Board was not willing to discontinue its sale process and proceed with exclusive negotiations with Oracle unless Oracle increased its proposed price. During these discussions, Oracle clarified several aspects of its indication of interest, but declined to increase its proposed price and indicated that its proposed price of $5.00 per share was not negotiable. Furthermore, Oracle emphasized that its indication of interest would expire at the end of the day on March 27th if the Company did not agree to proceed with exclusive discussions with Oracle by that time.

On March 28, 2006, the Company’s management and Oracle, as well as their respective legal advisors, discussed the terms of Oracle’s indication of interest, including the exclusivity provisions Oracle had proposed. Later that day, the Company delivered to Oracle proposed revisions to Oracle’s indication of interest which, among other things, significantly shortened the exclusivity period that Oracle had proposed and sought clarification of the treatment of the Company’s agreements with its senior management team in connection with a transaction.

On March 29, 2006, Oracle delivered its comments to the Company’s proposed draft of the merger agreement for the transaction.

Between March 29, 2006 and April 11, 2006, Oracle and members of the Company’s management held a series of due diligence discussions and meetings.

On April 4, 2006, the Company provided Oracle with a draft tender and voting agreement for the transaction at Oracle’s request. Between April 4, 2006 and April 11, 2006, representatives of the Company and Oracle negotiated the proposed merger agreement and tender and voting agreements for the transaction, with particular emphasis on limiting the conditions to completing the transaction.

On April 9, 2006, the Company’s and Oracle’s legal counsel continued their discussions regarding the few matters that remained unresolved in the merger agreement and the tender and voting agreements at that time. During the remainder of this day, the Company’s management also continued their remaining due diligence meetings with Oracle and delivered the courtesy drafts of the revised CIC Agreements between the Company and Messrs. Labuda, Gorti and Aronson.

In the evening of April 9, 2006, Oracle contacted the Company to inform them that Oracle was reducing its proposed price from $5.00 per share to $4.65 per share as a result of various matters, including the revised CIC Agreements that it had received earlier that day, Oracle’s due diligence review of the Company’s financial results, the litigation exposure of the Company and an increase in the number of shares Oracle had assumed would be outstanding. Oracle also informed the Company that it would require additional time to finalize its due diligence review of the Company before it would be in a position to enter into a merger agreement for the transaction.

On April 10, 2006, the Company’s management and Oracle held a series of meetings to discuss Oracle’s reduced price and matters that formed the basis for Oracle’s reduced price. Following these discussions, Oracle proposed a revised price of $4.90 per share for the transaction, but indicated that it would not raise its price any higher. Moreover, as a condition to raising its price to $4.90 per share, Oracle would require the Company and Messrs. Labuda, Gorti and Aronson to amend the existing CIC Agreements as previously requested in Oracle’s March 24 indication of interest. The material amendments to the existing CIC Agreements that Oracle requested (i) eliminated the executive’s ability to resign for good cause as a result of a material reduction in the executive duties and responsibilities or level of management to which the executive reports following a change of control and (ii) reduced the period an executive would receive continued benefits following his termination from 36 months to 18 months. Simultaneously, Oracle agreed to grant the executives conditional bonuses as part of retention agreements entered into between each of the executives and Oracle USA, Inc. on April 11, 2006 (the

“Retention Agreements”). The terms of the Retention Agreements are as follows: bonuses of $890,000 to Mr. Labuda, $640,000 to Mr. Gorti and $500,000 to Mr. Aronson would be paid one year after the date of initial acceptance for payment by Offeror of Shares pursuant to the Offer, provided that they are still employed by the Surviving Corporation or Oracle USA, Inc. at that time. The executives agreed to remain employed by the Surviving Corporation and thereafter by Oracle USA, Inc. for at least 12 months following the date of initial acceptance for payment by Offeror of Shares pursuant to the Offer, subject to the fact that the employment relationships contemplated by the Retention Agreements post-Merger will be on an “at-will” basis.

In the evening of April 10, 2006, the Company’s financial advisor communicated to Oracle that the Company required a minimum purchase price of $5.00 per share, but Oracle responded that it would not increase its price above $4.90 per share, but would drop its remaining issues with the merger agreement and the tender and voting agreements for the transaction at that price per share.

On April 11, 2006, the Company and Parent executed the merger agreement and rights amendment, and Parent and the signatories to the tender and voting agreements executed them.

12. Purpose of the Offer; The Merger; Plans for the Company.

Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Offeror to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Offeror, Parent and Oracle intend to consummate the Merger as promptly as practicable. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

Approval. Under the DGCL, the approval of the board of directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The board of directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If stockholder approval for the Merger is required, Parent intends to cause the Company’s board of directors to set the record date for the stockholder approval for a date immediately after the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied, we believe Offeror will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

Stockholder Meetings. In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the Merger. The Company, acting through its board of directors, has further agreed that if a stockholders’ meeting is convened, the Company’s board of directors shall recommend that stockholders of the Company vote to approve the Merger. At any such meeting, all of the Shares then owned by Oracle, Parent, Offeror and by any of Oracle and Parent’s other subsidiaries, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

Board Representation. See Section 13 entitled “The Transaction Documents” of this Offer to Purchase. Parent currently intends to designate a majority of the directors of the Company following consummation of the Offer. It is currently anticipated that Parent will designate Lawrence J. Ellison, Jeffrey Henley, Safra A. Catz, Charles E. Phillips, Jr. and Daniel Cooperman to serve as directors of the Company following consummation of the Offer. Offeror expects that such representation would permit Offeror to exert substantial influence over the Company’s conduct of its business and operations.

Short-form Merger. Under the DGCL, if Offeror acquires, pursuant to the Offer, at least 90% of the outstanding Shares, Offeror will be able to approve the Merger without a vote of the Company’s stockholders. In such event, Oracle, Parent and Offeror anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, Offeror does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger, if a stockholders’ vote is required.

Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Offeror seeks to acquire the remaining Shares not held by it. Offeror believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. In connection with Oracle’s consideration of the Offer, Oracle has developed a plan, on the basis of available information, for the combination of the business of the Company with that of Oracle. Important elements of that plan include: (i) integrating the Company’s product line into Oracle’s existing enterprise applications and successor product families such as Project Fusion; (ii) continuing to develop the Company’s products and provide further enhancements in a timely manner; (iii) ensuring customer continuity and support; (iv) creating a separate communications business unit focused on marketing, selling and servicing the Company’s products; (v) combining the Company’s support, training and back-office functions with Oracle’s existing organizations and infrastructure; and (vi) streamlining and enhancing the partner relationships between the Company and Oracle. Oracle will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Extraordinary Corporate Transactions. Except as described above or elsewhere in this Offer to Purchase, Oracle, Parent and Offeror have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company board of directors or management, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

13. The Transaction Documents.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as Exhibit 1 to the Schedule 13D filed by Oracle and Parent on April 21, 2006. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

Commencement. The Merger Agreement provides for the commencement of the Offer not later than ten business days after the execution of the Merger Agreement (i.e., April 25, 2006), provided that the Merger Agreement has not been terminated in accordance with its terms.

Top-Up Option. The Company granted to Offeror an irrevocable option (the “Top-Up Option”), exercisable only on or after Offeror’s acceptance of tendered Shares for purchase, to purchase that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Offeror at the time of such exercise, would constitute one share more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares and the exercise of all outstanding exercisable options to purchase Shares with an exercise price equal to or less than $6.00) at a price per share equal to the Offer Price; provided, however, that the Top-Up Option shall not be exercisable unless immediately after such exercise and the issuance of Shares pursuant thereto, Offeror would own more than 90% of the Shares then outstanding; and provided further, however, that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized and unissued shares of Company common stock (giving effect to shares of Company common stock reserved or issuance under the Company option plans as though such shares were outstanding).

Offeror may exercise the Top-Up Option, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement pursuant to its terms. A “Top-Up Exercise Event” means Offeror’s acceptance of Shares for payment pursuant to the Offer or acquisition of Shares pursuant to the Offer constituting at least 85% of the Shares then outstanding.

Merger. The Merger Agreement provides that after the purchase of the Shares pursuant to the Offer, as soon as practicable after the approval and adoption of the Merger Agreement by the stockholders of the Company, to the extent required by the DGCL, and the satisfaction or waiver, if possible, of certain other conditions contained in the Merger Agreement, Offeror will be merged with and into the Company, with the Company continuing as the Surviving Corporation in the Merger under the corporate name it possesses immediately prior to the Merger.

Vote Required to Approve Merger. See Section 12 entitled “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase.

Conversion of Securities. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (A) Shares owned by Oracle, Parent, Offeror or the Company, or by any direct or indirect wholly-owned subsidiary of Oracle, Parent, Offeror or the Company, in each case immediately prior to the Effective Time (whether pursuant to the Offer or otherwise) and (B) Shares owned by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares) shall be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon, upon the surrender of the certificate representing such Share.

Treatment of Stock Options. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Parent shall cause Oracle to assume each Company option that is outstanding immediately prior to the Effective Time (each, an “Assumed Company Option”). Each Assumed Company Option shall continue to have, and be subject to, the same material terms and conditions of such Assumed Company Option immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (A) each Assumed Company Option shall be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Oracle common stock equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such Assumed Company Option immediately prior to the Effective Time (not taking into account any restrictions on exercise or vesting) and (y) the quotient obtained by dividing (1) $4.90 by (2) the average of the closing prices of one (1) share of Oracle common stock, as quoted on Nasdaq for the ten (10) consecutive trading days immediately preceding the date the Merger closes (the “Exchange Ratio”), rounded down to the nearest whole number of shares of Oracle common stock and (B) the per share exercise price for the shares of Oracle common stock issuable upon exercise of such Assumed Company Option (not taking into account any restrictions on exercise or vesting) shall be equal to the quotient obtained by dividing (1) the exercise price per share of such Assumed Company Option immediately prior to the Effective Time and (2) the Exchange Ratio, rounded up to the nearest whole cent. Parent shall cause Oracle to comply with the terms of all such Assumed Company Options and use commercially reasonable efforts to ensure, to the extent required by, and subject to the provisions of, the Company Option Plans and permitted under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto (the “Code”) that any and all Assumed Company Options that qualified as “incentive stock options” as defined in Section 422 of the Code prior to the Effective Time continue to so qualify after the Effective Time.

Conditions to Obligations of All Parties to Merger Agreement. The obligations of each of the parties to effect the Merger are subject to the following conditions:

(a) If approval of the Merger by the Company stockholders is required by Delaware law, the affirmative vote of the holders of a majority of the outstanding Shares, voting together as a class (the “Requisite Stockholder Approval”) shall have been obtained;

(b) Offeror (or Parent on Offeror’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn; and

(c) No governmental entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any legal requirement that is in effect and has the effect of making the Merger illegal in any jurisdiction in which Parent or the Company have material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger or (ii) issued or granted, or overtly threatened to issue or grant, any judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that has (or would be reasonably expected to have) the effect of making the Merger illegal in any jurisdiction in which Parent or the Company have material business or operations or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the consummation of the Merger.

Conditions to Obligations of Offeror. See Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase.

Schedule 14D-9. The Merger Agreement provides that the Company shall (i) file with the SEC, concurrently with the filing by Parent and Offeror of the Schedule TO, the Schedule 14D-9 and (ii) cause the Schedule 14D-9 to be mailed to the Company Stockholders, together with the Offer Documents, promptly after the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act). The Company shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and all other legal requirements.

Board of Directors. Effective upon the initial acceptance for payment by Offeror of Shares pursuant to the Offer (the “Appointment Time,” the use of which term shall not, unless the context otherwise requires, depend upon whether Parent shall exercise its rights under this paragraph) and from time to time thereafter, Parent shall be entitled to designate up to such number of directors on the Company board of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Company board of directors (giving effect to any increase in the number of directors) and (y) a fraction, the numerator of which is the number of Shares held by Parent and Offeror (giving effect to the Shares purchased pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares. Promptly following a request by Parent, the Company shall take all action necessary to cause the individuals so designated by Parent to be elected or appointed to the Company board of directors, including by increasing the size of the Company board of directors or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Company board of directors. From time to time after the Appointment Time, the Company shall take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Company board of directors on (i) each committee of the Company board of directors, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board of directors of each subsidiary of the Company, in each case to the fullest extent permitted by all applicable legal requirements.

It is currently anticipated that Parent will designate Lawrence J. Ellison, Jeffrey Henley, Safra A. Catz, Charles E. Phillips, Jr. and Daniel Cooperman to serve as directors of the Company following consummation of the Offer. Offeror expects that such representation would permit Offeror to exert substantial influence over the Company’s conduct of its business and operations.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties, from both Parent and Offeror as well as the Company.

Conduct of Company’s Business Pending Merger. Except (a) as contemplated or permitted by the Merger Agreement (or otherwise set forth in the Disclosure Schedule) or (b) as approved in advance by Parent in writing, at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Appointment Time, each of the Company and each of its subsidiaries shall (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, (ii) pay its debts and taxes when due, in each case subject to good faith disputes over such debts or taxes, (iii) pay or perform all material obligations when due and (iv) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

Except (i) as contemplated or permitted by the Merger Agreement (or otherwise set forth in the Disclosure Schedule) or (ii) as approved in advance by Parent in writing, at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Appointment Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

(a) propose to adopt any amendments to or amend its certificate of incorporation or bylaws or comparable organizational documents; provided, however, that nothing in this paragraph (a) shall prohibit the Company from dissolving and/or merging into any of its subsidiaries certain other subsidiaries that are not material to the Company or its subsidiaries, taken as a whole;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company securities or any of the securities of the Company’s subsidiaries, except for (i) the issuance and sale of Shares pursuant to Company options outstanding prior to April 11, 2006 and (ii) grants to newly hired employees of Company options issued in the ordinary course of business consistent with past practice, with a per share exercise price no less than the then-current market price of a Share and not subject to any accelerated vesting or other provision that would be triggered as a result of the consummation of the transactions contemplated hereby (including the Offer and the Merger) and/or termination of employment, so long as (A) the aggregate number of Shares subject to such additional stock options does not exceed the sum of (x) One Hundred and Fifty Thousand (150,000), plus (y) the number of Shares subject to any stock option (or portion thereof) outstanding as of April 11, 2006 that are subsequently canceled, terminated or forfeited as the result of the voluntary or involuntary termination of employment of any employee and (B) the aggregate number of Shares subject to stock options granted to any individual newly hired employee does not exceed Twenty-Five Thousand (25,000);

(c) acquire or redeem, directly or indirectly, or amend any Company securities or securities of the Company’s subsidiaries; provided, however, that nothing in this paragraph (c) shall prohibit the Company from dissolving and/or merging into any of its subsidiaries certain other subsidiaries that are not material to the Company or its subsidiaries, taken as a whole;

(d) other than cash dividends made by any direct or indirect wholly-owned subsidiary of the Company to the Company or one of its subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock; provided, however, that nothing in this paragraph (d) shall prohibit the Company from dissolving and/or merging into any of its subsidiaries certain other subsidiaries that are not material to the Company or its subsidiaries, taken as a whole;

(e) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement, including the Offer and the Merger); provided, however, that nothing in this paragraph (e) shall prohibit the Company from dissolving and/or merging into any of its subsidiaries certain other subsidiaries that are not material to the Company or its subsidiaries, taken as a whole;

(f) (i) incur or assume any long-term or short-term debt or issue any debt securities, except for (A) short-term debt incurred to fund operations of the business in the ordinary course of business consistent with past practice and (B) loans or advances to direct or indirect wholly-owned subsidiaries, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (as defined below) except with respect to obligations of direct or indirect wholly-owned subsidiaries of the Company, (iii) make any loans, advances or capital contributions to or investments in any other Person except for travel advances in the ordinary course of business consistent with past practice to employees of the Company or any of its subsidiaries or (iv) mortgage or pledge any of its or its subsidiaries’ assets, tangible or intangible, or any stock of any of its subsidiaries, or create or suffer to exist any lien thereupon (other than Permitted Liens (as defined below));

(g) other than in the ordinary course and except as may be required by applicable legal requirements, enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, phantom stock, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director or officer;

(h) grant to any director, officer, employee or consultant of the Company or any of its subsidiaries any increase in compensation, bonus or other benefits except (A) increases in connection with promotions in the ordinary course of business, (B) increases in base salaries in accordance with past practices so long as such increases do not exceed 4% per year in aggregate, (C) grants of non-plan bonuses that do not exceed $100,000 per quarter in aggregate, or (D) bonuses granted in accordance with existing bonus plans, policies agreements or arrangements listed in the Company’s Disclosure Schedule to the Merger Agreement, (i) grant to any director, officer, employee or consultant of the Company or any of its subsidiaries any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, in each case except in connection with actual termination of any such Person to the extent required under applicable legal requirements or the existing plans, policies, agreements or arrangements listed in the Company Disclosure Schedule, (ii) establish, adopt, enter into or amend any Employee Plan (other than offer letters that contemplate “at will” employment) or collective bargaining agreement, (iii) except as required pursuant to applicable legal requirements or the existing plans, policies, agreements or arrangements listed in the Company’s Disclosure Schedule to the Merger Agreement, take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan of the Company or its subsidiaries or (iv) make any Person (after April 11, 2006) a beneficiary of any retention or severance plan under which such Person is not as of April 11, 2006 a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by the Merger Agreement.

(i) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the employee plan of the Company or its subsidiaries or agreements subject to the employee plan of the Company or its subsidiaries or any other contract of the Company other than deposits and contributions that are required pursuant to the terms of the employee plan of the Company or its subsidiaries or any agreements subject to the employee plan of the Company or its subsidiaries in effect as of the date hereof;

(j) enter into, amend, or extend any collective bargaining agreement;

(k) except as may be required as a result of a change in applicable legal requirements or in generally accepted accounting principles, as applied in the United States (“GAAP”), make any change in any of the accounting principles or practices used by it;

(l) (i) make or change any material tax election (unless required by applicable legal requirements) or (ii) settle or compromise any material federal, state, local or foreign income tax liability, other than, with respect to any proceeding relating to a tax liability that is in progress as of April 11, 2006, for amounts not exceeding $250,000 in the aggregate;

(m) (i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) or (ii) modify, amend or exercise any right to renew any lease or sublease of real property;

(n) Except as set forth in the Company’s Disclosure Schedule to the Merger Agreement, (i) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein, (ii) enter into any contract other than in the ordinary course of business which would be reasonably expected to result in a Company Material Adverse Effect (as defined below) or (iii) authorize, incur or commit to incur any new capital expenditure(s) which exceed Three Hundred Thousand Dollars ($300,000) taken as a whole or which exceed One Hundred Thousand Dollars ($100,000) for any single capital expenditure or any related group of capital expenditures; provided, however, that none of the foregoing shall limit any capital expenditure required pursuant to existing contracts; and provided, further, that none of the foregoing shall prohibit the Company from dissolving and/or merging into any of its subsidiaries certain other subsidiaries that are not material to the Company or its subsidiaries, taken as a whole;

(o) sell, lease, license, pledge, abandon, cancel, surrender, or allow to lapse or expire, or otherwise dispose of or encumber any material properties or material assets (including intellectual property and the capital stock of any of the Company’s subsidiaries) of the Company or any of its subsidiaries, other than licensing in the ordinary course of business;

(p) adopt or implement any stockholder rights plan, “poison pill” anti-takeover plan or other similar plan that, in each case, is applicable to Oracle, Parent, Offeror or the transactions contemplated by the Merger Agreement, or amend or terminate the amendment (“Rights Agreement Amendment”) entered into by the Company and Computershare Trust Company, N.A. (f/k/a Equiserve Trust Company, N.A.) on April 11, 2006, amending that certain Rights Agreement (the “Rights Agreement”), dated as of August 16, 2002, by and between the Company and Equiserve Trust Company;

(q) enter into any transaction, commitment or contract, or relinquish or terminate any contract or other right, in any individual case with an annual value in excess of $250,000 or an aggregate value in excess of $1,000,000, other than (i) entering into software license agreements under which the Company or any of its subsidiaries is the licensor in the ordinary course of business; (ii) capital expenditures made in compliance with paragraph (n)(iii) above; (iii) service or maintenance contracts entered into in the ordinary course of business pursuant to which the Company or any of its subsidiaries is providing services to customers; (iv) termination of leases in connection with restructuring or otherwise that do not have a material adverse impact on the business of the Company or its subsidiaries; (v) non-exclusive distribution agreements entered into in the ordinary course of business that provide for distribution of a Company software product by a third party; (vi) non-exclusive OEM agreements that are terminable without penalty within six months of the date of agreement; (vii) anything permitted under Section (l)(ii) or (r) of this paragraph;

(r) institute, settle, or agree to settle any material proceeding pending or threatened before any arbitrator, court or other governmental entity (for the avoidance of doubt, any settlement or proceeding, consent decree which involves a conduct remedy or injunctive or similar relief or has a restrictive impact on business or involves payments in excess of $500,000 shall be deemed to be material), other than any proceeding brought by the Company against Parent or Offeror arising out of a breach or alleged breach of the Merger Agreement by Parent or Offeror;

(s) agree to: (i) any exclusivity provision or covenant of the Company or any of its subsidiaries not to compete with the business of any other Person; or (ii) any other covenant of the Company or any of its subsidiaries restricting in any material respect the development, manufacture, marketing or distribution of the products or services of the Company or any of its subsidiaries or otherwise limiting in any material respect the freedom of the Company or any of its subsidiaries to compete in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any material assets or that would so limit the freedom of Parent or any of its affiliates in any material respect after the consummation of the transactions contemplated hereby; or

(t) enter into a contract or otherwise agree to take any of the actions referenced or described by this paragraph.

Under the Merger Agreement, “Company Material Adverse Effect” means any fact, circumstance, change or effect that has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that none of the following facts, circumstances, changes or effects, by itself or when aggregated with any one or more of the other such facts, circumstances, changes or effects, shall be deemed to be or constitute a Company Material Adverse Effect and none of the following facts, circumstances, changes or effects, by itself or when aggregated with any one or more of the other such facts, circumstances, changes or effects, shall be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (i) any changes or effects resulting from or arising out of general market, economic or political conditions (including any changes arising out of acts of terrorism or war, weather conditions or other force majeure events), (ii) any changes or effects resulting from or arising out of general market, economic or political conditions in the industries in which the Company or any of its subsidiaries conduct business (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), (iii) any changes or effects arising out of or related to the announcement, pendency or consummation of the Offer or the Merger, (iv) any changes in GAAP or legal requirements, (v) any changes or effects arising out of taking actions that are required or contemplated by the Merger Agreement or the failure to take any action as a result of restrictions or other prohibitions set forth in the Merger Agreement (vi) any changes or effects arising out of or related to the matters set forth or described in the Company’s Disclosure Schedule to the Merger Agreement or any Designated SEC Report (as defined below) or (vii) any legal claims or other legal proceedings made or brought by any of the Company stockholders (on their own behalf or on behalf of the Company) arising out of or related to (A) the Merger Agreement or any of the transactions contemplated hereby (including the Offer and the Merger) or (B) any matter set forth or described in the Company Disclosure Schedule or any Designated SEC Report.

Under the Merger Agreement, “Designated SEC Reports” means the Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended January 30, 2004, and each Quarterly Report on Form 10-Q (and any amendment thereof) and Current Report on Form 8-K (and any amendment thereof) in each case filed by the Company after the filing date of such Annual Report and prior to the date of the Merger Agreement, but excluding therefrom any discussion or disclosure of risk factors.

Under the Merger Agreement, “Permitted Liens” means (i) liens for taxes not yet due and payable or liens for taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable, (iii) undetermined or inchoate liens existing as of the date of closing of the Merger and any statutory liens existing as of the date of closing of the Merger and claimed or held by any governmental entity that are related to obligations that are not due or delinquent, (iv) restrictions on resale of securities imposed by applicable legal requirements, (v) security given in the ordinary course of business as of the date of closing of the Merger to any public utility, governmental entity or other statutory or public authority, (vi) liens imposed on the underlying fee interest in leased real property and (vii) liens (other than those securing indebtedness) that do not materially interfere with the use or operation of the property subject thereto.

Under the Merger Agreement, “Person” means an individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or governmental entity.

Nonsolicitation Obligations; Change in Board Recommendation. The Company and its subsidiaries have agreed to cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal (as defined below).

At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Appointment Time, the Company and its subsidiaries shall not, nor shall they authorize or permit any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or induce the making, submission or announcement of, an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Offeror or any designees of Parent or Offeror) any non-public information relating to the Company or any of its subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any Person (other than Parent, Offeror or any designees of Parent or Offeror), or take any other action intended to assist or facilitate any inquiries or the making of any proposal that constitutes or could lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, (v) enter into any letter of intent, memorandum of understanding or contract contemplating or otherwise relating to an Acquisition Transaction or (vi) terminate, amend or waive any rights under the Rights Agreement or any “standstill” or other similar agreement between the Company or any of its subsidiaries and any Person (other than Parent); provided, however, that notwithstanding the foregoing, at any time prior to the Appointment Time the Company board of directors may, directly or indirectly through advisors, agents or other intermediaries, subject to the Company’s compliance with the provisions of the preceding paragraph, this paragraph or the next paragraph, (A) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in writing that the Company board of directors determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and/or (B) furnish to any Person that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in writing that the Company board of directors determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal any non-public information relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement the terms of which are no less favorable to the Company than those contained in the Confidentiality Agreement between Parent and the Company, dated July 25, 2005 (the “Confidentiality Agreement”), provided that in the case of any action taken pursuant to the foregoing clauses (A) or (B), (1) the Company gives Parent prompt (but in any case within 24 hours of receipt) written notice of the identity of such Person and all of the terms and conditions of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof) and of the Company’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person and (2) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent).

The Company shall not enter into any letter of intent, memorandum of understanding or other similar document or any agreement (other than a confidentiality agreement as permitted by the preceding paragraph) contemplating or otherwise relating to an Acquisition Proposal unless and until the Merger Agreement is terminated pursuant to its terms and the Company has paid all amounts due to Parent as described in the “Expenses; Termination Fee” subsection below.

The Company board of directors may change its unanimous recommendation in favor of the Offer and Merger if: (i) the Company board of directors determines in good faith (after consultation with outside legal counsel) that the Company board of directors is required to effect such a change in recommendation to comply with its fiduciary duties to the Company stockholders under Delaware law or (ii) (A) the Company board of directors has received an Acquisition Proposal that constitutes a Superior Proposal, (B) prior to effecting such a change in recommendation, the Company board of directors shall have given Parent at least three business days notice thereof and the opportunity to meet with the Company board of directors and its outside legal counsel, all with the purpose and intent of enabling Parent and the Company to discuss in good faith a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated hereby may be effected and (C) Parent shall not have made, within three business days after receipt of the Company’s written notice of its intention to effect such a change in recommendation, a counter-offer or proposal that the Company board of directors reasonably determines in good faith, after consultation with a financial advisor of nationally recognized standing and its outside legal counsel, is at least as favorable to Company stockholders as such Superior Proposal.

Nothing in the Merger Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosures to the Company stockholders that the Company board of directors determines in good faith (after consultation with outside legal counsel) that the Company board of directors is required make in order to comply with its fiduciary duties to the Company stockholders under Delaware law, provided that, in any such case, any statement(s) made by the Company board of directors pursuant to the foregoing shall be subject to the terms and conditions of the Merger Agreement.

Under the Merger Agreement, “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Offeror) relating to any Acquisition Transaction.

Under the Merger Agreement, “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition or purchase from the Company or any of its subsidiaries by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its subsidiaries; (ii) any merger, consolidation, business combination or other similar transaction involving the Company or any of its subsidiaries pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of the Company or any of its subsidiaries (measured by the less or book or fair market value thereof); (iv) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of its subsidiaries or (iv) any combination of the foregoing.

Under the Merger Agreement, “Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal involving the acquisition of at least ninety percent (90%) of the outstanding voting securities of the Company and with respect to which the Company board of directors shall have determined in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such Acquisition Transaction, as well as any counter-offer or proposal made by Parent pursuant hereto) that (A) the acquiring party is capable of timely consummating the proposed Acquisition Transaction on the terms proposed and (B) that the proposed Acquisition Transaction would, if timely consummated in accordance with its terms, be more favorable to the holders of Shares (in their capacity as such), from a financial point of view, than the transactions contemplated by the Merger Agreement, including the Offer and the Merger (or any counter-offer or proposal made by Parent pursuant to the Merger Agreement).

Termination. The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the Appointment Time:

(a) by mutual written agreement of Parent and the Company; or

(b) by either Parent or the Company, if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without Offeror (or Parent on Offeror’s behalf) having accepted for payment any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement shall not be available to any party hereto whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted (i) in any of the conditions to the Offer set forth in clause (C) of the first paragraph of Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase having failed to be satisfied or (ii) in the expiration or termination of the Offer in accordance with the terms hereof without Offeror (or Parent on Offeror’s behalf) having accepted for payment any Shares pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of the Merger Agreement; or

(c) by either Parent or the Company, if the Offer shall have expired or been terminated in accordance with the terms hereof without Offeror (or Parent on Offeror’s behalf) having accepted for payment any Shares pursuant to the Offer on or before July 26, 2006 (the “Termination Date”); provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party to the Merger Agreement whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted (i) in any of the conditions to the Offer set forth in clause (C) of the first paragraph of Section 15 “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase having failed to be satisfied on or before the Termination Date or (ii) in the expiration or termination of the Offer in accordance with the terms hereof without Offeror (or Parent on Offeror’s behalf) having accepted for payment any Shares pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of the Merger Agreement; or

(d) by the Company:

(i) in the event (A) of a breach of any covenant or agreement on the part of Parent or Offeror set forth in the Merger Agreement or (B) that any of the representations and warranties of Parent and Offeror set forth in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, in either case so as to prevent Parent and Offeror from consummating the Offer in accordance with the terms of the Merger Agreement; provided, however, that notwithstanding the foregoing, in the event that such breach by Parent or Offeror or such inaccuracies in the representations and warranties of Parent or Offeror are curable by Parent or Offeror through the exercise of commercially reasonable efforts, then the Company shall not be permitted to terminate the Merger Agreement pursuant to this subparagraph (d)(i) until the earlier to occur of (1) the expiration of a thirty (30) calendar day period after delivery of written notice from the Company to Parent of such breach or inaccuracy, as applicable or (2) Parent or Offeror ceasing to exercise commercially reasonable efforts to cure such breach or inaccuracy, provided that Parent or Offeror continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate the Merger Agreement pursuant to this subparagraph (d)(i) if such breach or inaccuracy by Parent or Offeror is cured within such 30 calendar day period); or

(ii) immediately prior to entering into a definitive agreement with respect to a Superior Proposal, provided that (A) subject to the terms of the Merger Agreement, the Company board of directors has authorized the Company to enter into a definitive agreement for a transaction that constitutes a Superior Proposal, (B) the Company has notified Parent in writing that the Company board of directors has received an Acquisition Proposal that constitutes a Superior Proposal and intends to enter into a definitive agreement with respect to such Superior Proposal, which notice shall include the most current version of such definitive agreement and the identity of the Person making such Superior Proposal, (C) Parent shall not have made, within three (3) business days after receipt of such notice with respect to such Superior Proposal, a counter-offer or proposal that the Company board of directors determines in good faith, after consultation with a financial advisor of nationally recognized standing and its outside legal counsel, is at least as favorable to the Company stockholders as such Superior Proposal and (D) immediately prior to the termination of the Merger Agreement, the Company pays to Parent the Termination Fee payable pursuant to the “Expenses; Termination Fee” subsection; or

(e) by Parent:

(i) in the event (A) of a material breach of any covenant or agreement on the part of the Company set forth in the Merger Agreement or (B) that any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions to the Offer set forth in part (C)(5) and (C)(6) of the first paragraph of Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase, respectively, would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable by the Company through the exercise of commercially reasonable efforts, then Parent shall not be permitted to terminate the Merger Agreement pursuant to this subparagraph (e)(i) until the earlier to occur of (1) the expiration of a 30 calendar day period after delivery of written notice from Parent to the Company of such breach or inaccuracy, as applicable, or (2) the ceasing by the Company to exercise commercially reasonable efforts to cure such breach or inaccuracy, provided that the Company continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent may not terminate the Merger Agreement pursuant to this subparagraph (e)(i) if such breach or inaccuracy by the Company is cured within such 30 calendar day period); or

(ii) in the event that a Triggering Event shall have occurred. For all purposes of and under the Merger Agreement, a “Triggering Event” shall be deemed to have occurred if, prior to the Effective Time, any of the following shall have occurred: (A) the Company board or any committee thereof shall have for any reason changed its recommendation in favor of the Offer and Merger; (B) the Company board of directors or any committee thereof shall have for any reason approved, or recommended that the Company stockholders approve, any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal), (C) the Company shall have entered into a letter of intent, memorandum of understanding or contract (other than a confidentiality agreement contemplated by the second paragraph of the “Nonsolicitation Obligations; Change in Board Recommendation” subsection above) accepting or agreeing to discuss or negotiate any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal) or (D) a tender offer or exchange offer for outstanding Shares shall have been commenced (other than by Parent or an affiliate of Parent) and the Company board of directors recommends that the stockholders of the Company tender their shares in such tender or exchange offer or, within ten business days after the commencement of such tender or exchange offer, the Company board of directors fails to recommend against acceptance of such offer.

Notwithstanding the prior adoption of the Merger Agreement by the Company stockholders in accordance with Delaware law, the Merger Agreement may be terminated and the Offer and/or the Merger may be abandoned, at any time prior to the Effective Time by either Parent or the Company if any governmental entity of competent jurisdiction shall have (a) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated hereby (including the Offer and the Merger) any legal requirement that is in effect and has the effect of making the consummation of any of the transactions contemplated hereby (including the Offer or the Merger) illegal in any jurisdiction in which Parent or the Company have material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) or (b) issued or granted any judgment, order or injunction that is in effect and has the effect of making any of the transactions contemplated hereby (including the Offer and the Merger) illegal in any jurisdiction in which Parent or the Company have material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Agreement (including the Offer and the Merger), and such judgment, order or injunction has become final and non-appealable.

In the event of its termination, the Merger Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties to the Merger Agreement, as applicable, except (a) for the terms of Section 7.6 (Access), Section 7.9 (Confidentiality), Section 7.10 (Public Disclosure) Section 9.3 (Notice of Termination; Effect of Termination), and Section 9.4 (Fees and Expenses) and Article X (General Provisions) of the Merger Agreement, each of which shall survive the termination of the Merger Agreement and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any willful breach of, or fraud in connection with, the Merger Agreement. In addition to the foregoing, no termination of the Merger Agreement shall affect the obligations of the parties to the Merger Agreement set forth in the Confidentiality Agreement, all of which obligations shall survive termination of the Merger Agreement in accordance with their terms.

Expenses; Termination Fee. Except as set forth in the next three paragraphs, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

The Company shall pay to Parent a fee equal to Five Million Dollars ($5,000,000) (the “Termination Fee Amount”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one business day after the satisfaction of the conditions precedent to the Company’s obligation to make such payment as set forth in this paragraph, in the event that (A) the Merger Agreement is terminated by Parent or the Company pursuant to paragraph (c) of subsection “Termination” above or by Parent pursuant to paragraph (e)(i) of subsection “Termination” above (other than, with reference to paragraph (e)(i) of subsection “Termination” above, on account of one or more representations or warranties that were accurate when made and became inaccurate at a later time other than as a result of any action taken or consented to by the Company or any of its subsidiaries), (B) following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement, in the case of a termination pursuant to paragraph (c) of subsection “Termination” above, or prior to the breach or inaccuracy forming the basis for a termination pursuant to paragraph (e)(i) of subsection “Termination” above, a proposal for a Company Acquisition Transaction (as defined below) shall have been made or publicly announced and not bona fide withdrawn and (C) within twelve (12) months following the termination of the Merger Agreement, either a Company Acquisition Transaction (whether or not the one referenced in the preceding clause (B)) is consummated or the Company enters into a letter of intent or contract providing for an Company Acquisition Transaction (whether or not the one referenced in the preceding clause (B)) and such transaction is subsequently consummated. For purposes of this paragraph, the term “Company Acquisition Transaction” has the same meaning as the term “Acquisition Transaction” except that (i) all references to 15% shall be deemed to be “a majority” for purposes of this definition of a “Company Acquisition Transaction” and (ii) the reference to 85% therein shall be deemed to be “a majority” for purposes of this definition of a “Company Acquisition Transaction.”

In the event that the Merger Agreement is terminated by the Company pursuant to paragraph (d)(ii) of subsection “Termination” above, prior and as a condition to the effectiveness of such termination, the Company shall pay to Parent a fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

In the event that the Merger Agreement is terminated by Parent pursuant to paragraph (e)(ii) of subsection “Termination” above, the Company shall pay to Parent a fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

Tender and Voting Agreements

The following individuals, as owners of the Shares and Shares issuable upon exercise of outstanding options or warrants next to their names below, entered into tender and voting agreements with Parent, dated April 11, 2006 (the “Tender and Voting Agreements”) that, among other things, (i) restrict the transfer of their Shares, (ii) obligate them to vote their Shares in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement and (iii) obligate them to tender all their Shares:

Stockholder	Shares Owned		Shares issuable upon exercise of outstanding options or warrants
John E. Little as Trustee for the John Little Trust dated February 1, 2000	6,610,305		422,000
David S. Labuda as Trustee for the David S. Labuda Separate Trust U/D/T dated December 30, 1998; as a Trustee for the Labuda Community Trust U/D/T dated December 30, 1998; as a Director for the Labuda Family Foundation; and as an Individual	1,858,084	*	956,300	**
Bhaskar M. Gorti	57,883		475,000
Marc Aronson	40,379		423,065
Maury Austin	44,380		335,000
Larry Bercovich	30,607		155,000
J. David Martin	20,000		20,800
Richard A. Moran	0		20,800
Jerome M. Behar	0		16,000
Karen Riley	0		16,000
Robert K. Eulau	0		16,000
Robert T. Bond	0		16,000

*	Includes 22,000 shares held by the Labuda Family Foundation (over which Mr. Labuda has shared voting power), 220,248 shares held by the Labuda Community Trust U/D/T dated December 30, 1998 (all of which are, as of the date hereof, in the process of being transferred to Mr. Labuda’s former spouse) and 13,298 shares held by Mr. Labuda as an individual that are in the process of being transferred to Mr. Labuda’s former spouse.
**	Includes 178,930 shares underlying outstanding options that are in the process of being transferred to Mr. Labuda’s former spouse.

Based on the number of Shares outstanding as of April 6, 2006, the number of Shares owned by the stockholders entering into the Tender and Voting Agreements (excluding the shares issuable upon exercise of outstanding options or warrants set forth above) represent approximately 20% of the Company’s issued and outstanding common stock. This summary is qualified in its entirety by reference to the Form of Tender and Voting Agreement, which was filed as Exhibit 2 to the Schedule 13D filed by Oracle and Parent on April 21, 2006 and is incorporated by reference herein.

Rights Agreement Amendment

The Rights Amendment Agreement modifies the Rights Agreement so that it will not apply to any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, or the Tender and Voting Agreements. This summary is qualified in its entirety by reference to the Rights Agreement Amendment, which was filed as Exhibit B to Exhibit 1 to the Schedule 13D filed by Oracle and Parent on April 21, 2006 and is incorporated by reference herein.

14. Dividends and Distributions.

The Merger Agreement provides that the Company will not, among other things, (a) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any securities of the Company or its subsidiaries, except for (i) the issuance and sale of Shares pursuant to Company options outstanding prior to April 11, 2006 and (ii) grants to newly hired employees of Company options issued in the ordinary course of business consistent with past practice, with a per share exercise price no less than the then-current market price of a Share and not subject to any accelerated vesting or other provision that would be triggered as a result of the consummation of the transactions contemplated hereby (including the Offer and the Merger), so long as (A) the aggregate number of Shares subject to such additional options does not exceed the sum of (x) One Hundred and Fifty Thousand (150,000), plus (y) the number of Shares subject to any option (or portion thereof) outstanding as of April 11, 2006 that is subsequently canceled, terminated or forfeited as the result of the voluntary or involuntary termination of employment of any employee and (B) the aggregate number of Shares subject to options granted to any individual newly hired employee does not exceed Twenty-Five Thousand (25,000) or (b) other than cash dividends made by any direct or indirect wholly-owned subsidiary of the Company to the Company or one of its subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock; provided, however, that nothing in this paragraph (b) shall prohibit the Company from dissolving and/or merging into any of its subsidiaries certain other subsidiaries that are not material to the Company or its subsidiaries, taken as a whole. See Section 13 entitled “The Transaction Documents” of this Offer to Purchase.

15. Certain Conditions to Offeror’s Obligations.

Offeror (i) shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Offeror to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any tendered Shares, (ii) may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares and (iii) may terminate or amend the Offer as to Shares not then paid for, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement), (A) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any applicable antitrust, competition or merger control laws shall not have expired or been terminated, (B) the Minimum Condition shall not have been satisfied or (C) any of the following shall have occurred and be continuing:

(1) any statute, rule, regulation, legislation, judgment, order or injunction shall be enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer by any governmental entity (other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to the Offer or the Merger), that has or is reasonably likely to have any of the following consequences:

(A) make illegal or otherwise prohibits the consummation of the Offer or the Merger;

(B) prohibit or materially limit the ownership or operation by Parent or Offeror of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or compel Parent or Offeror to dispose of or hold separate all or any material portion of the business or assets of Parent, or of the Company and its subsidiaries, taken as a whole, or seek to impose any material limitations on the ability of Parent or Offeror to conduct its business or own such assets;

(C) impose material limitations on the ability of Parent or Offeror effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Offeror or Parent on all matters properly presented to the Company’s stockholders; or

(D) require any divestiture by Parent or Offeror of any Shares or material assets of the Company and its subsidiaries, taken as a whole.

(2) there shall be instituted or pending any action or proceeding by or before any governmental entity that is reasonably likely to result in any of the consequences referred to in clauses (A) through (D) of paragraph (1) above;

(3) there shall be instituted or pending before any court of competent jurisdiction any action or proceeding by any governmental entity against Parent, the Company or any of their respective subsidiaries relating to or arising out of the Merger Agreement or the transactions contemplated thereby (including the Offer and the Merger), including any information provided by the Company to Parent and Offeror expressly for inclusion in the Offer documents or any information set forth in the Schedule 14D-9, in any such case that has or is reasonably likely to have a Company Material Adverse Effect;

(4) there shall be instituted or pending before any court of competent jurisdiction any action or proceeding by or on behalf of holders of Company securities, whether for their own account or in right of the Company, that has or is reasonably likely to have a Company Material Adverse Effect;

(5) any of the representations and warranties of the Company set forth in the Merger Agreement (without giving effect to any disclosures made by the Company following the parties’ entry into the Merger Agreement) shall not be true and correct in all respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date, except (A) for any failure to be so true and correct as has not had and would not be reasonably expected have a Company Material Adverse Effect (and for purposes of this paragraph (5), any qualifications in such representations as to materiality (but not dollar thresholds) or a “Company Material Adverse Effect” shall be disregarded), (B) for changes contemplated by the Merger Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, for any failure to be so true and correct as has not had and would not be reasonably expected have a Company Material Adverse Effect);

(6) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any covenant or other agreement of the Company to be performed or complied with by it under the Merger Agreement;

(7) any Company Material Adverse Effect shall have occurred or exist following the execution and delivery of the Merger Agreement and be continuing;

(8) any Triggering Event shall have occurred and be continuing; or

(9) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent or Offeror, in whole or in part at any time and from time to time in the sole discretion of Parent or Offeror; provided, however, that the Minimum Condition can only be waived with the prior written consent of the Company. The failure by Parent or Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, Offeror is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Offeror as contemplated herein. However, Offeror, Parent and Oracle, together with their advisors, are currently reviewing whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but Offeror has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Offeror’s right to decline to purchase Shares if any of the Offer Conditions shall not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if any such approvals were not obtained or other action taken.

Antitrust. The Hart-Scott-Rodino Antitrust Improvements Act of 1976 provides that the acquisition of Shares by Offeror may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC and provide that the acquisition of Shares under the Offer may not be consummated earlier than 15 days after receipt of the Form by the Division and the FTC. Within such 15 day period the Division or the FTC may request additional information or documentary material from Offeror. In the event of such request, the acquisition of Shares under the Offer may not be consummated until 10 days after receipt of such additional information or documentary material by the Division or the FTC. Oracle expects to file its Form with the Division and the FTC shortly after commencing the Offer.

Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by Oracle of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Oracle within the one month waiting period of the initiation of an in-depth investigation. Oracle expects to file the German Notification shortly after commencing the Offer. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies Oracle within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to Offeror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the ARC if Offeror owns 50% or more of the outstanding shares at the time of the Merger and if the Merger occurs after the acquisition of shares under the Offer is approved by the FCO, either by written approval or by expiration of any applicable waiting period.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on Nasdaq. Oracle currently intends to seek to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On April 11, 2006, prior to the execution of the Merger Agreement, the board of directors of the Company, by unanimous vote of all directors present at a meeting held on such date: (i) determined that the Merger Agreement is advisable, (ii) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the form of tender offer and voting agreement, and (iv) recommended that the Company stockholders accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Offeror does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Offeror may not be obligated to accept for payment any Shares tendered. See Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase.

17. Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

18. Fees and Expenses.

Neither Offeror, Parent nor Oracle will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Offeror for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Offeror has retained MacKenzie Partners, Inc. as Information Agent and Computershare Trust Company, N.A. as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Depositary will also be indemnified by Offeror against certain liabilities in connection with the Offer.

19. Miscellaneous.

Legal Proceedings

On November 13, 2003, the Company announced that its results for the quarter ended October 31, 2003 would be lower than previously estimated. On November 20, 2003, a purported class action complaint was filed in the United States District Court for the Northern District of California against the Company, and certain of its officers and directors. The lawsuit claims to be on behalf of all persons who purchased Company shares from May 20, 2003 through November 13, 2003 (the “Class Period”). Several similar class actions have also been filed in the same court based on essentially the same facts and allegations. These cases were consolidated on February 4, 2004, and a lead plaintiff and lead plaintiff’s counsel were appointed on March 25, 2004. On May 24, 2004, the lead plaintiff filed a consolidated amended complaint alleging violations of Section 10(b) and Section 20(a) of the Exchange Act arising from allegations that during the Class Period the Company recognized revenue improperly and failed to disclose declining demand for its products and services. The consolidated amended complaint seeks damages in an unspecified amount. The defendants moved to dismiss this complaint on July 6, 2004 and the hearing on the motion was scheduled for September 30, 2004. On September 23, 2004, the lead plaintiff filed a motion for leave to file an amended complaint and requested continuance of the hearing to allow them time to prepare a proposed amended complaint. The court allowed plaintiff 60 days to file a motion for leave to amend, along with the required proposed amendment, and took the original hearing date off calendar.

Lead plaintiff’s motion for leave to amend and the proposed amended complaint were due to be filed by or about November 29, 2004. Lead plaintiff filed a second amended complaint on November 29, 2004. The second amended complaint purports to add a new plaintiff that may have purchased shares in, or traceable to, the September 2003 secondary offering and to add claims under Sections 11 and 12(a) of the Securities Act on the basis that the registration statement for the secondary offering contained allegedly material misstatements or omissions. The defendants moved to strike the second amended complaint on December 2, 2004. On December 7, 2004, the Court set a briefing schedule for the motion to strike. Plaintiffs filed a motion for leave to amend on December 22, 2004, correcting their failure to file the motion concurrent with the proposed second amended complaint. Defendants filed an opposition to the motion for leave to amend on January 6, 2005. A hearing on defendants’ motion to strike and on plaintiffs’ motion for leave to amend was held on January 27, 2005. On March 10, 2005, the court granted plaintiffs’ motion for leave to amend and terminated as moot defendants’ motions to dismiss the consolidated amended complaint and to strike the improperly filed consolidated second amended complaint. The defendants moved to dismiss the consolidated second amended complaint on April 15, 2005. On May 19, 2005, plaintiffs filed their third consolidated amended complaint. Defendants moved to dismiss the third consolidated amended complaint on June 2, 2005, and a hearing on this motion was conducted on July 7, 2005. On August 10, 2005, the court issued an order granting defendants’ motion to dismiss the third consolidated amended complaint as to all asserted claims and allowing plaintiffs leave to file a fourth consolidated amended complaint on or before October 11, 2005. On October 11, 2005, plaintiffs filed their fourth consolidated amended complaint. Defendants filed a motion to dismiss the fourth consolidated amended complaint on December 9, 2005. A hearing on the motion to dismiss took place on March 23, 2006 and an opinion will be issued at a later date.

On July 9, 2001, a purported class action complaint was filed in the Federal District Court Southern District of New York against the Company, certain of its officers and several underwriters of the Company’s initial public offering. The lawsuit alleges violations of Section 11 of the Securities Act and Section 10(b) of the Exchange Act arising from alleged improprieties by the underwriters in connection with the Company’s 1999 initial public offering and follow-on public offering, and claims to be on behalf of all persons who purchased Company shares from May 5, 1999 through December 6, 2000. Four additional nearly identical class actions were also filed in July and August 2001 based on essentially the same facts and allegations. Specifically, the complaints allege the underwriters charged certain of their customers fees in excess of those disclosed in the prospectus and engaged in certain allegedly improper activities in connection with the distribution of the initial public offering shares. The complaint was subsequently amended to allege similar claims with respect our secondary public offering in September 1999. The cases have been consolidated into a single action, and a consolidated complaint was filed on April 19, 2002. These actions are part of the IPO securities litigation against approximately 300 issuers and nearly 55 underwriters alleging claims virtually identical to those alleged against the Company. The action seeks damages in an unspecified amount. A motion to dismiss addressing issues common to the companies and individuals who have been sued in these actions has been denied. On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. The underwriter defendants sought leave to appeal this decision and the Second Circuit has accepted the appeal. Plaintiffs have not yet moved to certify a class in the Company’s case. The Company has approved a settlement agreement and related agreements. The agreements set forth the terms of a settlement between the Company, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. Pursuant to those agreements, the Company’s insurers would participate in an undertaking to guarantee a minimum recovery by the plaintiffs. Among other provisions, the settlement provides for a release of the Company and the individual defendants for the conduct alleged in the action to be wrongful. The Company would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. Pursuant to those agreements the Company’s insurers would participate in an undertaking to guarantee a minimum recovery by the plaintiffs. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers’ settlement agreement. To the extent that the underwriter defendants settle for less than

$1 billion, the issuers are required to make up the difference. On April 20, 2006, JPMorgan Chase and the plaintiffs reached a preliminary agreement for a settlement for $425 million. The JPMorgan Chase settlement has not yet been approved by the Court. However, if it is finally approved, then the maximum amount that the issuers’ insurers will be potentially liable for is $575 million. It is anticipated that any potential financial obligation of the Company to plaintiffs pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance. Therefore, the Company does not expect that the settlement will involve any payment by the Company. Based on the amount of Portal’s insurance and the agreement of the insurers to cover legal expenses after June 1, 2003, the Company does not anticipate additional expenses or liability if the settlement is approved. The Company currently is not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from its insurance carriers. Its carriers are solvent, and the Company is not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. If material limitations on the expected recovery of any potential financial obligation to the plaintiffs from the Company’s insurance carriers should arise, the Company’s maximum financial obligation to plaintiffs pursuant to the settlement agreement would be less than $3.4 million. However, if the JPMorgan Chase settlement is finally approved, Portal’s maximum financial obligation to the plaintiffs pursuant to the settlement agreement would be less than $2 million. On February 15, 2005, the court granted preliminary approval of the settlement agreement, subject to certain modifications consistent with its opinion. Those modifications have been made. On March 20, 2006, the underwriter defendants submitted objections to the settlement to the court. The court held a hearing regarding these and other objections to the settlement at a fairness hearing on April 24, 2006, but has not yet issued a ruling. There is no assurance that the court will grant final approval to the settlement. To the extent the settlement agreement is not approved, the Company intends to vigorously defend the action.

On April 21, 2006, a putative class action lawsuit was filed in the Superior Court of California, County of Santa Clara against the Company and the members of its board of directors. The case is captioned William Dashiell v. Portal Software Inc., et al, Case No. 106CV062133. The complaint alleges that the Company’s board of directors breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing by approving the merger agreement and the transactions contemplated by the merger agreement. The complaint alleges, among other things, that the defendants were motivated by virtue of the proposed indemnification agreements Oracle would provide them with and did not engage in sufficient efforts to obtain the best offer possible for stockholders. The complaint seeks, among other things, an injunction prohibiting the Company from consummating the transaction, imposition of a constructive trust for any benefits improperly received by the Company and the members of its board of directors, as well as attorneys’ fees and costs.

Other Information

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Offeror.

Offeror has filed with the Commission a statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

Potter Acquisition Corporation

April 25, 2006

Annex I

EXCERPT FROM COMPANY CONFIDENTIAL

OFFERING MEMORANDUM

The internal financial statements and other financial data, estimates and forecasts of the Company that the Company has provided to Parent during the course of Parent’s due diligence investigation of the Company have been provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in the Schedule TO or any other Offer documents. The Company provided the financial data to Parent in draft and unaudited form and such financial data remains in draft and unaudited form. The Company’s external auditors have not completed their review of any of the financial data, nor has the Company’s audit committee completed its review of any such data. Therefore, the financial data set forth below remains subject to change after the date of this Offer.

The internal financial statements and other financial data, estimates and forecasts of the Company that the Company provided to Parent during the course of Parent’s due diligence investigation of the Company have not been independently verified by Oracle, Parent or Offeror and are the sole work product of the Company and, as such, Oracle, Parent and Offeror make no express or implied warranty in respect of such internal financial statements or other financial data, estimates and forecasts. In its disclosures to Oracle, the Company stated that such internal financial statements and other financial data, estimates and forecasts were provided solely in connection with Oracle’s due diligence and disclaimed any express or implied warranty with respect thereto. There is no guarantee that any forecasts will be realized, or that the assumptions that they are based on are correct.

EXCERPT FROM COMPANY CONFIDENTIAL OFFERING MEMORANDUM

FINANCIAL OVERVIEW

A.	Overview

Substantially all of Portal’s revenues have come from the license of the Portal 6 and Portal 7 product lines and from related services. Revenues consist of licenses, professional services and maintenance fees. License revenues are comprised of perpetual or multi-year license fees, which are primarily derived from contracts with telecommunications and information communications and media companies. Professional services consist of a broad range of implementation services, training, business consulting and operational support services. These services are provided throughout the customer lifecycle. Approximately 80% of revenues in a given quarter are generated by existing customers. The Company believes that future revenues will be generated primarily from the following sources: 1) license fees from new customers, for new products or new Portal 7 modules to existing customers, 2) growth in the subscriber base of existing customers which will lead to increased revenue from subscriber-based licenses; 3) services for the deployment of licenses and follow-on solutions related to customers’ end-to-end billing needs; and 4) annual maintenance fees for the support of existing deployments.

Past Restructuring Actions

In the third quarter of fiscal 2005, Portal’s Board of Directors approved a restructuring plan to combine four separate regional sales operations and services organizations into one integrated worldwide sales and services organization. This change was implemented to better support a focus on key customers and target markets, reduce costs and strengthen the connection between Portal and its customers. In the third quarter of fiscal 2006, Portal’s Board of Directors approved a restructuring plan to reduce Research and Development and Services delivery costs. This change was made to better match Portal’s product release plan to customer requirements. The expected reduction in annual expenses is approximately $33 million in fiscal year 2007 as compared to spending in fiscal 2005. With these structural changes already implemented between October 2004 and September 2005, coupled with the expected reduction of G&A expenses by up to $1.5 million per quarter due to reduced audit and compliance costs in early fiscal 2007, the Company believes it is in a position to generate cash in the first quarter of fiscal 2007 and become profitable in the second quarter of fiscal 2007, based on its historical level of bookings and using its current revenue recognition practices. Fiscal 2007 begins February 2006.

OPEX Reduction Detail	Fiscal 2005	Fiscal 2006 Estimated	Fiscal 2007 Estimated	Fiscal 2007 Estimated – Fiscal 2005
(Excludes Restructuring Costs)

Sales	$45.3	$28.6	$29.9	$(15.4)
Research & Development	$37.6	$34.3	$26.8	$(10.8)
General & Administrative	$25.1	$24.9	$18.7	$(6.4)

Total	$108.0	$87.8	$75.4	$(32.6)

B.	Management’s Discussion and Analysis of Financial Results for the First Six Months of Fiscal 2006 Ended July 29, 2005

Portal’s independent auditor, Ernst & Young, is in the process of completing their audit of the Company’s fiscal 2005 results. Until such time as that audit is complete, the Company’s fiscal 2005 and quarterly 2006 results discussed in this document are unaudited and preliminary and subject to change.

Bookings

Bookings in the half of fiscal 2006 were $69.5 million compared with $77.7 million in the first half of fiscal 2005, as much of the large Vodafone orders in the first half of 2005 were not replicated in the first half of 2006.

EXCERPT FROM COMPANY CONFIDENTIAL OFFERING MEMORANDUM

Revenues

Total revenues in the first half of fiscal 2006 are expected to be $53.3 million compared with $49.8 million in the first half of fiscal 2005, driven by higher license revenues in fiscal 2006. Revenue in third quarter 2006 is expected to be $25.6 million, or $0.6 million greater than the $25.0 million in revenue for the second quarter of 2006.

Gross Margin

Total gross margin in the first half of fiscal 2006 is expected to be $30.3 million compared with $14.1 million in the first half of fiscal 2005, driven by higher license gross margin volume and the improving Consulting Services gross margins. From second quarter 2005 through fourth quarter 2005, Portal worked on certain large international consulting services projects at a negative gross margin. Those projects were either completed in fiscal 2005 or the losses were fully accrued in fiscal year 2005 making services gross margin improve each quarter in fiscal 2006. Consulting Services gross margins decreased in the second quarter of 2006 versus the first quarter of 2006 as a result of the lower utilization of personnel who completed projects in the first quarter and did not begin subsequent projects until later in the second or third quarters of fiscal 2006. Amortization expense for the purchased developed technology related to the Company’s investment in Solution42 was fully amortized in fiscal 2005 and therefore there was no corresponding cost in fiscal 2006.

Research and Development Expense

Research and development expenses in the first half of fiscal 2006 were $18.3 million compared with $17.5 million in the first half of fiscal 2005 reflecting the ramp up in engineering resources required to complete the development of the Portal 7 product release.

Sales and Marketing Expense

Sales and marketing expenses in the first half of fiscal 2006 were $14.3 million, a 39% reduction from the $23.3 million expended in the first half of fiscal 2005, reflecting the streamlining of the Sales and Marketing organization from the regional general manager model to a more centralized decision making structure.

General and Administrative Expense

General and administrative expenses in the first half of fiscal 2006 were $12.9 million compared with $9.1 million in the first half of fiscal 2005 as a result of the extended audit period and the substantial Sarbanes-Oxley 404 costs it incurred.

Net Income

Net loss in the first half of fiscal 2006 is expected to be $15.6 million compared with a net loss of $28.5 million in the first half of fiscal 2005, mainly reflecting the improvement in fiscal 2006 gross margin described above.

C.	Recent Results for the Third Fiscal Quarter Ended October 28, 2005

The Company has not completed its review of the financial statements for the quarter ended October 28, 2005. However, preliminary bookings were $20.8 million and ending cash balances were $44.6 million. Third quarter fiscal 2006 license bookings of approximately $6.0 million are up from second quarter fiscal 2006 levels of $4.6 million. Bookings for services fell from $16.9 million in second quarter fiscal 2006 to $9.3 million in third quarter fiscal 2006 reflecting the lower license booking and thus Consulting Services opportunity from the prior period.

EXCERPT FROM COMPANY CONFIDENTIAL OFFERING MEMORANDUM

D.	Expected Results for the Fourth Fiscal Quarter Ended January 27, 2006

The projected financial results discussed herein are provided for illustrative purposes only and do not represent actual results of the Company’s operations or its financial condition. For additional information regarding the limitations and risks associated with the Company’s projections, please refer to the discussion beginning on page one of this Memorandum.

The Company expects that bookings will be in the range of $30 million to $35 million and ending cash balances in the range of $43 million to $44 million. Cash flow during the fourth quarter is expected to improve from third quarter levels due to the timing of Maintenance and Support invoicing for the period in addition to the expected closing of several license opportunities early in the fourth quarter. Consulting services margin is expected to increase and R&D expense is expected to decrease as a result of the Company’s restructuring efforts.

E.	Management’s Discussion and Analysis of Projected Fiscal Year 2007 Financial Results

The Company’s planning process begins with a top-down market opportunity sizing based on industry trends, available Portal products coupled with Portal features and products expected to be released in the relevant period. The Company then merges those opportunities with a bottoms-up list of existing customers and potential customers taking into account the sales lead time to develop new customer relationships. This process is updated quarterly with the regional sales and services executives and the Company’s executive staff. This bottoms-up sales opportunity set is then entered into the Company’s SFA tool and managed through weekly sales calls. That bookings forecast is then refined by bookings type and by month and converted into an estimated revenue forecast for financial planning purposes. The revenue forecast is then turned into gross margin forecast based on the expected bookings by type and the expected timing of the revenue and project milestones. The resulting Company gross margin is then used to set spending targets by department throughout the Company. As mentioned in the previous sections concerning the Company’s restructuring efforts, Portal expects to break-even at its current, bottoms-up spending levels assuming historical quarterly bookings amounts.

Bookings

Bookings in fiscal 2007 are expected to be approximately $160 million. The 28% increase in bookings in fiscal 2007 from fiscal 2006 is due to the expected expansion of the relationships with certain tier one carriers, coupled with new license sales.

Revenues

Portal’s total revenue is projected to increase from $105.0 million in fiscal 2006 to $155.0 million in fiscal 2007, an increase of $50.0 million, or 48%. The expected increase in revenues in fiscal 2007 is attributable to the delivery of a large project deliverable in the second quarter of approximately $30 million combined with an increase in new license revenue. The approximately $30 million in revenue is part of deferred revenue which was booked in fiscal 2005 and early fiscal 2006. Substantially all of the engineering work is complete and the costs have flowed through the fiscal year 2005 and early fiscal year 2006 income statement. No further material costs will be recognized. The increase in license revenue is due in part to a strategic shift in sales focus combined with the expected significant expansion of the relationship with selected tier one carriers. Professional services revenues are expected to be essentially flat from 2006 primarily due to the increased focus on new license revenues. Due to the customer’s high level of satisfaction with Portal’s robust technology, Portal has enjoyed a greater than 90% customer renewal rate on support and maintenance. Thus approximately $30 million of Portal’s forecast $36 million of 2007 maintenance and support revenues come from existing customers or conversion from ending fiscal 2006 deferred revenues.

EXCERPT FROM COMPANY CONFIDENTIAL OFFERING MEMORANDUM

Gross Margin

Gross margin is expected to increase from approximately $60.4 million in fiscal 2006 to approximately $109.2 million in fiscal 2007 driven mainly by the recognition of the approximately $30 million project deliverable mentioned above coupled with an expected 25% gross margin in the Services group.

Research and Development Expense

Research and development expense in fiscal 2007 is expected to be approximately $26.8 million, down from $34.3 million in fiscal 2006. The $7.5 million decrease in fiscal 2007 over fiscal 2006 reflects the more streamlined development organization.

Sales and Marketing Expense

Sales and marketing expense in fiscal 2007 is expected to be approximately $29.9 million. The minimal increase of $1.3 million over fiscal 2006 represents a shift in the compensation programs designed to drive license revenues.

General and Administrative Expense

General and administrative expenses in fiscal 2007 are expected to be approximately $18.7 million. General and administrative expenses are expected to decrease $6.2 million in fiscal 2007 as compared to fiscal 2006 mainly due to lower planned External Audit and SOX 404 implementation costs.

Annex II

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K

FOR THE FISCAL YEAR ENDED JANUARY 28, 2005,

PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

The internal financial statements and other financial data and projections of the Company that the Company has provided to Parent during the course of Parent’s due diligence investigation of the Company have been provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in the Schedule TO or any other Offer documents. The Company provided the financial data to Parent in draft and unaudited form and such financial data remains in draft and unaudited form. The Company’s external auditors have not completed their review of the fiscal 2005 financial data, nor has the Company’s audit committee completed its review of such data. Therefore, the financial data below remains subject to change after the date of this Offer.

The internal financial statements and other financial data, estimates and forecasts of the Company that the Company provided to Parent during the course of Parent’s due diligence investigation of the Company have not been independently verified by Oracle, Parent or Offeror and are the sole work product of the Company and, as such, Oracle, Parent and Offeror make no express or implied warranty in respect of such internal financial statements or other financial data, estimates and forecasts. In its disclosures to Oracle, the Company stated that such internal financial statements were provided solely in connection with Oracle’s due diligence and disclaimed any express or implied warranty with respect thereto. There is no guarantee that such projections will be realized, or that the assumptions that they are based on are correct.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Explanatory Notes

Delay in filing our Form 10-K for fiscal 2005

Our Form 10-K for fiscal 2005 was due on April 13, 2005. Our delay in filing this Form 10-K was attributable to a number of issues, including (i) we were unable to file our Form 10-Q for the third quarter of fiscal 2005 until April 25, 2005, more than four months behind schedule, which in turn contributed to the delay in filing this Form 10-K (additional information regarding the delay in filing the Q3 Form 10-Q is provided in that document); (ii) our Company’s testing of our internal controls over our financial reporting processes uncovered a number of material weaknesses, which had to be analyzed and resulted in extensive testing and additional substantive procedures to support that the financial information reported in this Form 10-K is fair and accurate in all material respects; (iii) during the course of our extensive testing and additional substantive procedures performed on the annual financial results of fiscal 2005, we became aware of the need to re-evaluate the results of prior quarters and determined based upon this reevaluation that it would be necessary to restate our financial results for the first three quarters of fiscal 2005; and (iv) we had to re-examine the data for fiscal 2004 to assess that errors detected in fiscal 2005 did not materially impact fiscal 2004. We, in conjunction with our Audit Committee, determined that it was necessary to review and evaluate these issues prior to filing this Form 10-K. We subsequently embarked on an extensive review of the implications of the issues identified for the current and prior periods.

Restatement

Portal Software, Inc. has restated its quarterly financial data for the first three quarters of fiscal 2005 (the “Restatement”) and revised its previously announced results for the fourth quarter of fiscal 2005. The determination to restate the quarterly consolidated financial statements was made on November 21, 2005 by our management and Audit Committee, in consultation with our independent registered public accounting firm, as a result of our identification of certain individually, and in the aggregate, material errors in such financial statements. Our management has identified multiple material weaknesses and deficiencies in our internal controls and disclosure controls, as more fully discussed in Part II, Item 9A, Controls and Procedures. The Restatement errors were largely identified through additional substantive procedures performed by the Company to validate its financial statements.

The adjustments that give rise to the restatements of the first three quarters of fiscal 2005 and adjustments to previously reported preliminary unaudited financial data for the fourth quarter of fiscal 2005 fall into four categories:

1. Accounting for revenue, including

•	errors in accounting for certain complex multi-element consulting contracts with undelivered elements, where Vendor Specific Objective Evidence (“VSOE”) of fair value for professional services was not present

•	errors in accounting for certain contracts as time and materials services contracts rather than as fixed price services contracts due to misinterpretation of the applicable contracts; and

•	errors in accounting for cash basis customers and other miscellaneous errors.

2. Accounting for deferred costs on large fixed price consulting services contracts, including

•	use of an incorrect methodology resulting in the deferral of incorrect amounts of costs on fixed price consulting services contracts;

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

•	inappropriate deferral of costs on loss contracts; and

•	use of inaccurate cost rates.

3. Accounting for certain international withholding and payroll taxes, including

•	use of an inaccurate method to estimate certain international withholding taxes;

•	failure to accrue for payroll taxes in international countries where Portal had small operations; and

•	other individually insignificant tax-related adjustments.

4. A number of individually insignificant adjustments.

See Part II, Item 8: Financial Statements and Supplementary Data, Note 9 of Notes to Consolidated Financial Statements for more information regarding the Restatement.

With respect to the Restatement items above, Portal has determined that these errors did not materially impact its annual or quarterly financial statements in fiscal 2004.

The following table sets forth the effects of the Restatement on our previously reported unaudited financial statements of operations for the first, second and third quarters of fiscal 2005, as filed on Forms 10-Q and 10-Q/A, and the adjustments required to our preliminary unaudited fourth quarter results as furnished with Form 8-K (in thousands, except per share amounts):

	Fiscal Year 2005
	First Quarter Ended April 30, 2004	Second Quarter Ended July 31, 2004	Third Quarter Ended Oct. 31, 2004	Fourth Quarter Ended Jan. 31, 2005		Year Ended Jan. 31, 2005
	(Restated)	(Restated)	(Restated)
Revenues
Total revenues—as previously reported/announced	$31,219	$18,562	$27,652	$27,300	(1)	$104,733
Impact of adjustments to revenue	(1,182)	(344)	(1,318)	(8,196)		(11,040)

Total revenues—as restated	$30,037	$18,218	$26,334	$19,104		$93,693

Net loss
Net loss—as previously reported/announced	$(6,244)	$(22,270)	$(19,423)	$(27,400	)(1)	$(75,337)
Impact of adjustments to net loss	(3,123)	1,573	(1,888)	(7,082)		(10,520)

Net loss—as restated	$(9,367)	$(20,697)	$(21,311)	$(34,482)		$(85,582)

Net loss per share
Net loss per share—as previously reported/announced	$(0.15)	$(0.52)	$(0.46)	$(0.64	)(1)	$(1.77)
Impact of adjustments to net loss	$(0.07)	$0.03	$(0.04)	$(0.16)		$(0.24)

Net loss per share—as restated	$(0.22)	$(0.49)	$(0.50)	$(0.80)		$(2.01)

(1)	Preliminary fourth quarter results as announced by Portal in a press release furnished with Form 8-K filed on July 6, 2005.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

ITEM 2. PROPERTIES

Portal currently has significant excess facility space. We lease a four-story building for our headquarters in Cupertino, California consisting of approximately 142,700 square feet. As of January 31, 2005, we were occupying approximately 92,200 square feet and had listed the vacant space for sub-lease. We also lease a three-story building in Cupertino, California consisting of approximately 93,200 square feet, of which 61,900 square feet are sublet to three tenants committed to short term leases expiring from 2006 through 2008, with renewal options. We lease both Cupertino, California premises under leases expiring in December 2010. We have leased approximately 39,600 square feet for our regional headquarters facilities in Slough, United Kingdom, under a lease expiring in 2021, of which 23,219 square feet are sub-leased to third parties through 2010. In addition to our principal office space in Cupertino, California and the UK, we also lease facilities and offices in California, and Texas, and internationally in Hong Kong, Germany and Japan. These leases are for terms expiring at various times through March 2021. Of these additional facilities we only occupy space in Japan - the other spaces are vacant or sublet. We also own two buildings in Quickborn, Germany comprising approximately 20,526 square feet of space. One of these two buildings is sublet to active tenants, and we occupy the other building. Finally, we have a number of small executive suites around the world, each on a short-term renewable lease. We believe that the facilities we currently lease and own are sufficient to meet our needs through the next twelve months.

Since January 31, 2005 we have worked on either terminating or subletting excess properties worldwide. As of March 2006 several changes have occurred in our real estate portfolio. The lease in Bad Hamburg, Germany expired on May 31, 2005. Leases in Munich, Germany and Plano, Texas expire on March 31, 2006 and our lease in Folsom, California will expire on June 10, 2006. We vacated the Slough facilities on July 15, 2005 to move into executive suites in Maidenhead under short term lease arrangements. This allowed us to put the second floor of the Slough facilities on the market for sublet. Finally, we continue to negotiate for termination or sublet of excess space in Hong Kong.

On February 17, 2006, Portal entered into a Lease Termination Agreement with Symantec Corporation regarding the office space located at 10200 South De Anza Boulevard, Cupertino (“De Anza”) and 10201 Torre Avenue, Cupertino (“Torre”). Under the terms of the Agreement, we are committed to pay $5 million to Symantec in consideration of Symantec terminating the leases on De Anza and Torre. Under the terms of the current agreement, we will surrender the De Anza premises by September 30, 2006 and the Torre premises over a period of time as specified in the Agreement. We intend to relocate our corporate headquarters within the immediate area of our current Cupertino headquarters. Our commitment is contingent upon Symantec acquiring ownership of the De Anza and Torre buildings. In the event Symantec completes such acquisition, we expect to reduce future lease liabilities by up to $46 million and to reduce annual cash expenses by approximately $8 million.

There is currently a large amount of vacant commercial real estate in the cities in which our leased facilities are located. Moreover, currently prevailing rental rates in many locations are substantially lower than those that we are obligated to pay under the leases. We have encountered and may continue to encounter significant difficulties or delays in subleasing such surplus space and may not be able to sublease it for rents equal to or greater than those which we are obligated to pay. To the extent that we are unable to sublease surplus space at an amount equal to our rent obligations for that space or to the extent sublessees fail to perform their obligations to pay rent, we could incur greater operating expenses than we have planned or included within previously accrued restructuring charges. Such increases in operating expenses in a period could cause us to exceed our planned expense levels and adversely affect our financial results for that period. Furthermore, an inability to sublease such space may adversely affect our planned uses of cash and our capital resources (see Management’s Discussion and Analysis regarding Accrued Restructuring Expenses under Critical Accounting Policies and Note 4 of Notes to Consolidated Financial Statements.)

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows selected consolidated financial data for Portal for the past five fiscal years. To better understand the data in the table, investors should also read the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Portal and the Notes to Consolidated Financial Statements included elsewhere in this report. The basic and diluted net loss per share and the pro forma basic and diluted net loss per share computations exclude outstanding stock options, potential shares of common stock (options and common stock) subject to repurchase rights held by Portal, preferred stock and warrants, since their effect would be antidilutive. See Note 1 of Notes to Consolidated Financial Statements for a detailed explanation of the determination of the shares used to compute basic and diluted net loss per share. Basic and diluted net loss per share and shares used in computing basic and diluted net loss per share have been retroactively adjusted to reflect the impact of a one-for-five reverse stock split, which became effective on September 26, 2003 (see Note 8 of Notes to Consolidated Financial Statements). The historical results are not necessarily indicative of results to be expected for any future period.

	Years Ended January 31,
	2005	2004	2003	2002	2001
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues:
License fees	$15,153	$39,566	$44,481	$70,598	$180,334
Services	78,540	87,187	76,609	84,192	87,973

Total revenues	$93,693	$126,753	$121,090	$154,790	$268,307

Loss from operations (1)	$(83,259)	$(38,719)	$(72,460)	$(394,900)	$(11,224)
Net loss (1) (2)	$(85,582)	$(40,191)	$(72,212)	$(395,500)	$(2,307)
Basic and diluted net loss per share	$(2.01)	$(1.05)	$(2.05)	$(11.50)	$(0.07)
Shares used in computing basic and diluted net loss per share	42,519	38,163	35,278	34,398	31,973

(1)	Includes restructuring costs of $8.1 million and $36.5 million for fiscal 2005 and 2003 respectively, and reductions in long-lived assets and intangibles due to impairment of $2.0 million for fiscal 2003.
(2)	Includes write-down of impaired investments of $1.5 million in fiscal 2005.

	As of January 31,
	2005	2004	2003	2002	2001
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$26,980	$43,020	$21,502	$36,318	$69,323
Short-term investments	18,223	39,884	30,641	75,463	141,275
Working capital	(12,657)	53,969	20,920	59,808	181,355
Long-term investments	14,470	13,164	13,412	15,414	3,466
Total assets	112,623	158,155	123,734	213,206	630,054
Long-term obligations	39,966	20,355	28,486	27,441	7,652
Stockholders’ equity (deficit)	(18,345)	72,531	35,819	101,935	486,389

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements relating to future revenue and product sales, gross margins, product development, operating expenses and the sufficiency of financial resources to support our future operations, and are subject to the Safe Harbor provisions created by that statute. Such statements are based on current expectations that involve inherent risks and uncertainties, including those discussed below and under the heading “Risks Associated with Our Business and Future Operating Results” that could cause actual results to differ materially from those expressed. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

OVERVIEW

Business

We develop, market, provision and support billing and revenue management solutions primarily for global communications and media markets. Our convergent platform is designed to enable service providers to invoice for and derive revenue from voice, data, video and content services with multiple networks, payment models, pricing plans and value chains.

We believe that the growth and rapid change in the global communications and media markets provide a unique opportunity for our solutions which provide real-time, flexible and scalable solutions for these markets. To fully realize this opportunity, we must expand our penetration in this market to enable us to increase our revenues and to achieve profitability and positive cash flow.

During September 2004, we combined our four separate regional sales and services organizations into one integrated worldwide sales and services organization. This change supports a focus on key customers and target markets, reduces costs and strengthens the connection between our company and our customers.

While we currently provide solutions to some of the leading global communications and media markets, we face competitors with substantially greater financial resources than us. As such, it is important that we demonstrate to our customers our ability to successfully compete with larger solution providers by providing equal or greater levels of support for our products, today and in the future, and by continuing to enhance our products to meet the needs of the rapidly changing markets for which our solution was designed.

Beginning with fiscal 1997, substantially all of our revenues have come from the license of a unified enterprise product line and from related services. Revenues are primarily derived from contracts with global communications and media markets and consist of Portal licenses, professional services, engineered solutions and maintenance and support fees. Software license revenues are comprised of perpetual or multi-year license fees. Fees from professional services are derived from the following services: implementation services, operational support services, business consulting and training. Maintenance and support fees are derived from agreements that provide technical support and include the right to unspecified upgrades on a when-and-if available basis. Fees from engineered solutions are derived from products or functionality developed for customers.

We have established a number of relationships with systems integrators and hardware, software and service providers. We have derived, and anticipate that we will continue to derive, some portion of our revenues from

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

customers that have significant relationships with our integration and platform partners. In addition, we believe that in the future a larger portion of our services revenues may be based on fixed price contracts. This could result in a higher portion of revenue being recognized on a proportional performance basis, subject to milestone payments, where failure to reach project milestones and obtain customer acceptance in a quarter could have an adverse impact on revenue in that quarter. In addition, our margins and overall profitability on fixed price contracts could be more difficult to estimate than for time and materials contracts. For a description of factors that may affect our future results see “Risks Associated with Our Business and Future Operating Results.”

A substantial portion of our total revenues continue to be derived from international operations. For the fiscal year ended January 31, 2005, international revenues were 85% and North America revenues were 15% of our total revenues compared to international revenues of 77% and North America revenues of 23%, for the fiscal year ended January 31, 2004. As a result, we face exposure to the inherent risks associated with international operations. During fiscal 2005 and 2004, the U.S. dollar exhibited significant volatility against the Euro, Japanese Yen and British Pound, which are the major functional currencies of our international subsidiaries based in Europe and Asia. We may experience a material adverse impact to our future operating results if we are unable to effectively minimize or hedge our exposures created by revenues and expenses denominated in the local currencies of our international subsidiaries.

Financial

We adopted a 52/53 week fiscal accounting year commencing with the 2004 fiscal year. Each quarter consists of 13 weeks ending on a Friday. Fiscal 2005 began on January 31, 2004, the day following the last day of fiscal 2004, and ended on January 28, 2005. For consistency of presentation, all references as of and for the periods ended January 31, 2005, 2004 and 2003 reflect amounts as of and for the periods ended January 28, 2005, January 30, 2004 and January 31, 2003, respectively.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that the estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. We discuss the development and selection of the critical accounting estimates with the audit committee of our board of directors on a periodic basis, and the audit committee has reviewed our disclosure relating to such estimates in this annual report on Form 10-K.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

•	revenue recognition;

•	cost of revenues;

•	allowance for doubtful accounts;

•	accrued restructuring charges; and

•	accounting for income taxes.

Revenue Recognition

Because the Company enters into both single element arrangements to provide professional services and engineered solutions and multi-element arrangements involving software licenses, related maintenance and support, professional services and engineered solutions, the Company’s revenue recognition policies are complex and require the application of significant judgment. The Company’s key revenue recognition concepts and policies are summarized below. Refer to Note 1, “Significant Accounting Policies”, in Notes to Consolidated Financial Statements included in this Form 10-K for a more detailed discussion of the Company’s revenue recognition policies.

Revenues are derived primarily from contracts with global communications and media market companies and consist of software license fees, professional services, engineered solutions, and maintenance and support fees. Software license revenue is comprised of perpetual or multi-year (“term”) license fees. Fees from professional services are derived from the following services: implementation services, operational support services, business consulting and training. Fees from engineered solutions are derived from products or functionality developed for customers, which are frequently made generally available to all customers. Maintenance and support fees are derived from agreements that provide technical support and include rights to unspecified upgrades on a when-and-if available basis.

As a result, the Company generally recognizes revenue pursuant to the requirements of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to Certain Transactions, and related amendments. Under these pronouncements, revenue is recognized when the following conditions (“Basic Criteria”) exist:

•	Persuasive evidence of an arrangement exists;

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

•	The fee is fixed or determinable;

•	Delivery has occurred;

•	Collectibility is probable.

Single Element Arrangements:

Software License Fees

The Company does not sell its software licenses on a stand-alone basis without software maintenance and support. Maintenance and support is included for an initial period of time, typically one year. As a result, software license fees are always recognized as part of a Multiple Element Arrangement, as described below.

Maintenance and Support Renewals

Revenue from maintenance and support renewals is deferred and recognized as service revenue on a straight line basis over the life of the related agreement, which is typically one year.

Professional Services

Revenue from professional services contracts, including both fixed price and time and materials arrangements, is recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) Number 104, Revenue Recognition (“SAB 104”). The Company recognizes revenue from service contracts without customer acceptance provisions as the services are performed. If the contract includes customer specific acceptance provisions, including milestones, the revenue is deferred until customer acceptance.

Upon attainment of contractual milestones and receipt of formal customer acceptance, amounts billable upon milestone achievement and acceptance are recognized as revenue to the extent the amount does not exceed the amount of revenue that would be recognized on a proportional performance basis as measured by the relationship between contract costs incurred to date and the estimated total costs. The Company periodically reviews the estimated total contract costs during the life of the contract. In the event that a milestone has not been reached or customer acceptance has not been obtained, the revenue is deferred until milestone achievement and receipt of customer acceptance.

Engineered Solutions

Revenue from engineered solutions arrangements to develop specific products or functionality at the customer’s request, where the Company has no intent to make the underlying product or functionality generally available to other customers, is recognized under Accounting Research Bulletin (“ARB”) Number 45, Long Term Construction-Type Contracts (“ARB 45”), and SOP Number 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts (“SOP 81-1”) as earned on a percentage of completion basis (fixed-price arrangements) or as billed (time and material arrangements).

Revenue from engineered solutions arrangements to develop specific products or functionality at the customer’s request, where the Company intends to make the underlying product or functionality generally available to other customers, is recognized under SOP 97-2, SOP 98-9 and related amendments similar to the recognition of license fees, described below in the License, Maintenance and Support and Professional Services section, upon delivery of the finished product or functionality and customer acceptance, if applicable.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Multiple Element Arrangements:

Our revenue arrangements frequently include multiple elements consisting of a combination of software licenses, professional services and maintenance and support, and, on occasion, engineered services. Because these elements are delivered at different times; software licenses are typically delivered upon execution of the agreement, professional services and engineered services are generally delivered over several months and maintenance and support are typically delivered over 12 months, revenue must be allocated between total fees in accordance with SOP 97-2, SOP 98-9 and related amendments.

License and Maintenance and Support, without Professional Services

License fee arrangements are always sold with maintenance and support for an initial period, typically one year. Accordingly, the Company typically recognizes license revenue in these arrangements under the residual method in accordance with SOP 98-9. Under the residual method, the Company must establish Vendor-Specific Objective Evidence of Fair Value (“VSOE”) for each undelivered element. VSOE is based upon price for those elements when they are sold separately or the price set by management having the proper authority prior to being sold separately. The Company has maintained VSOE for maintenance and support for all periods presented based on the pricing when sold separately. Total fees from the arrangement are first allocated to maintenance and support based upon VSOE. Fees allocated to maintenance and support are deferred and recognized as service revenue on a straight line basis over the life of the related agreement, which is typically one year. The residual amount of total fees, after the allocation to maintenance and support, is recognized as license revenue upon license delivery, assuming the Basic Criteria and all other revenue recognition requirements have been met.

The Company determined that during fiscal 2006 it ceased to have VSOE of fair value for maintenance and support services. As a result, license fees and professional services fees that are part of multiple element arrangements that include maintenance and support will be recognized as revenues over the maintenance and support contract period, which will generally result in revenues being recognized over a longer period than historically when the Company maintained VSOE of fair value for maintenance and support services.

License, Maintenance and Support and Professional Services

The Company often sells its software license arrangements and maintenance and support services in connection with professional services. These arrangements are also recognized in accordance with SOP 98-9. Through the first quarter of fiscal 2005, the Company maintained VSOE for consulting services in principal countries where the Company performed business, and as a result, generally recognized license fee revenues upon delivery, using the residual method described above when all of the following conditions were met:

•	The Basic Criteria (discussed above);

•	VSOE existed for all undelivered elements (e.g. maintenance and support and professional services);

•	Payment of the license fee was not dependent upon the performance of services;

•	The services were not essential to the functionality of the software, and

•	The Company was able to reasonably estimate the efforts required under the professional services arrangement.

Subsequent to the first quarter of fiscal 2005, the Company ceased to maintain VSOE for professional services. Accordingly, the Company must defer all revenue from agreements that include software license arrangements, maintenance and support and professional services while there are undelivered elements for which

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

the Company does not have VSOE (e.g. professional services), until all undelivered elements without VSOE have been fully delivered in accordance with SOP 97-2 and related amendments. Once undelivered elements without VSOE have been delivered, all fees (generally license and professional services), except for fees related to undelivered elements for which VSOE exists (generally maintenance and support) shall be recognized assuming all other revenue recognition criteria have been met. The fees related to remaining undelivered elements for which VSOE does exist (e.g. maintenance and support) are recognized as the services are delivered.

Inclusion of Engineered Solutions in Multiple Element Arrangements

Because the Company does not have VSOE in any period presented for engineered services, similar to professional services described above all revenue from arrangements that include engineered solutions is deferred until the engineered solutions are delivered, as described above in Engineered Solutions in Single Element Arrangements, and there are no other undelivered elements without VSOE.

Cost of Revenues

License

The Company considers royalty obligations related to third-party technology included in or sold with the Company’s products to be its cost of license revenue. These costs are expensed in the period the obligation is incurred. Royalty obligations are generally low compared to license revenues, approximating 1% to 2% of license revenues. The Company does not defer its costs of license revenue, which are immaterial.

Professional Services and Engineered Solutions not Intended to be Made Generally Available

The Company considers its cost of services to be the costs of employee salaries and benefits, third party contractors and related travel expenses which are directly related to and identifiable with maintenance and support, professional services and/or engineered solutions not intended to be made generally available.

The Company generally defers costs directly related to and identifiable with professional services and engineering solutions not intended to be made generally available when i) costs incurred exceed revenue recognized to date, ii) the Company has probable and objectively supportable evidence that deferred costs will be recoverable through deferred revenue and/or future billings and iii) other criteria are met as outlined in Note 1, “Significant Accounting Policies”, in Notes to Consolidated Financial Statements included in this Form 10-K.

Engineered Solutions Intended to be Made Generally Available

The Company considers costs of employee salaries and benefits, the cost of third party contractors and related travel expenses which are directly related to and identifiable with engineered solutions arrangements where the Company intends to make the underlying product or functionality delivered under its engineered solutions generally available to other customers to be product development costs and are included in research and development expenses in the Company’s financial statements.

Under the Company’s development process for engineered solutions intended to be made generally available, technological feasibility is established upon the completion of a working model. Costs incurred by Portal between the completion of the working model and the point at which the product is made generally available and delivered to the customer are insignificant. Therefore, costs incurred to develop engineered solutions to a stage to be made generally available to other customers are charged to research and development as incurred.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Cost/Loss Accruals

When the Company’s project estimates indicate that a loss or negative margin is expected to result upon the completion of a project (based on direct and identifiable costs as defined above), the Company accrues costs in an amount to bring the net negative margin of the project recognized to date up to the amount of the expected negative net margin upon completion.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established through a charge to general and administrative expenses. This allowance is for estimated losses resulting from our customers’ inability to make required payments. It is a significant estimate and is regularly evaluated for adequacy by taking into consideration factors such as past experience, credit quality of the customer, age of the receivable balance, individually and in the aggregate, and current economic conditions that may affect a customer’s ability to pay. The use of different estimates or assumptions could produce different allowance balances. Our customer base is highly concentrated in the telecommunications and information service provider industries. Several of the leading companies in these industries have experienced financial difficulty. If collection is not probable at the time the transaction is consummated, we do not recognize revenue until cash is collected. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Accrued Restructuring Charges

Over the past few years, we implemented restructuring plans that were a combination of reductions in workforce, consolidation and closure of facilities and the disposal of associated assets. The restructuring charges were based on actual and estimated costs incurred in connection with these restructuring plans and include employee severance and benefit costs, write-off of property and equipment, and costs related to leased facilities vacated and subleased. These estimates have been impacted by the rules governing the termination of employees, especially in foreign countries. We have accrued restructuring charges for lease commitments, net of estimated projected sublease income, for the various facilities included as part of the restructuring. The assumptions we have made are based on the current and expected future market conditions in the various areas where we have vacant space and necessarily entail a high level of management judgment supported by advice from third party specialists. Commercial real estate market conditions can fluctuate greatly due to such factors as changes in property occupancy rates, the rental prices charged for comparable properties and the general economic condition of the areas in which our facilities are located. These changes, as well as the timing of the execution of restructuring plans and changes to prior restructuring cost estimates, could materially affect our accrual. If, in future periods, it is determined that we have over-accrued restructuring charges for the consolidation of certain facilities, the reversal of such over-accrual would have a favorable impact on our financial statements in the period this was determined and would be recorded as a credit to restructuring costs. Conversely, if it is determined that our accrual is insufficient, an additional charge would have an unfavorable impact on our financial statements in the period this was determined.

Severance costs, benefit costs and all other costs associated with restructuring plans executed prior to our third fiscal quarter of 2005 were accounted for in accordance with Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) No. 94-3, Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring, (“EITF 94-3”). The restructuring plan implemented in the third quarter of fiscal 2005 was accounted for, and all future restructuring plans, including the subsequent restructuring event in the third quarter of fiscal 2006 (see Results of Operations, Restructuring Charges), will be accounted for in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 146, Accounting for

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Costs Associated with Exit or Disposal Activities, (“SFAS 146”). The current accounting for restructuring costs requires us to record provisions and charges when we have a formal and committed restructuring plan.

Asset write-offs related to our current and past restructuring efforts include:

Leasehold improvements: As a result of the abandonment of various leased facilities, Portal wrote off the net book values of the related leasehold improvements. Portal continued to record depreciation expense, included in operating expenses, for the leasehold improvements until it no longer occupied the facilities or portions of the facilities. Upon vacating these facilities, Portal wrote off the net book value of these leasehold improvements as they were not deemed recoverable due to unfavorable sub-leasing market conditions.

Furniture and fixtures: As a result of abandoning facilities, Portal decided to also abandon furniture and fixtures in the vacated facilities or portion of the facilities. Upon vacating the facilities and abandoning the furniture and fixtures, Portal wrote off the net book value of the abandoned assets.

Internally used software: As a result of the reductions in its workforce, Portal reassessed its need for the number of licenses for software currently in use. Based on then, current and projected future needs, Portal determined that the number of licenses purchased exceeded the actual number needed. Accordingly, Portal abandoned the unused licenses and wrote off the related portion of the license fees associated with those purchased software packages.

Laptop computers used by exiting employees: Portal wrote off the book value of its laptop computers used by exiting employees that it either did not expect to be returned by the terminated employees or it expected to scrap or sell. Portal decided to sell the computers returned by exiting employees, as it believed that by the time it begins to experience personnel growth, the computers would be obsolete. Portal recorded the charge for the computer write-offs net of expected proceeds received from the sale of computers. As this cost is related to employees who were terminated as part of the restructuring plans, we included the charge as part of the restructuring expense.

Accounting for Income Taxes

We allocate our income and losses among our parent and international subsidiaries based on a methodology that we believe is in accordance with Internal Revenue Service Regulations and Organization for Economic Cooperation and Development (OECD) guidance. The allocation of income and losses is inherently subjective. If we were to change our allocation methodology, or if the authorities in a specific tax jurisdiction successfully disagreed with our methodology, it may cause a material increase or decrease to our provision for income taxes in a particular period.

We currently have $177.3 million of gross deferred tax assets, mostly arising from net operating losses, tax credits, accruals and timing differences, offset by a $171.7 million valuation allowance, resulting in net deferred tax assets of $5.6 million. We believe there is sufficient uncertainty regarding the realization of deferred tax assets to require a valuation allowance. These factors include consideration of past operating results, the competitive nature of our market and the unpredictability of future operating results. Therefore, we continue to provide a valuation allowance on our deferred tax assets as of January 31, 2005. We will continue to assess our ability to realize tax benefits available to us based on actual and forecasted operating results.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

RESULTS OF OPERATIONS

Restatement of Fiscal 2005 Quarterly Results

Portal Software, Inc. has restated its quarterly financial data for the first three quarters of fiscal 2005 (the “Restatement”) and revised its previously announced results for the fourth quarter of fiscal 2005. The determination to restate the quarterly consolidated financial statements was made on November 21, 2005 by our management and Audit Committee, in consultation with our independent registered public accounting firm, as a result of our identification of certain individually, and in the aggregate, material errors in such financial statements. Our management has identified significant material weaknesses and deficiencies in our internal controls and disclosure controls, as more fully discussed in Part II, Item 9A, Controls and Procedures. The Restatement adjustments were largely identified through additional substantive procedures performed by the Company to validate its financial statements.

See Explanatory Note in front of this Form 10-K and Part II, Item 8: Financial Statements and Supplementary Data, Note 9 of Notes to Consolidated Financial Statements for more information regarding the Restatement. Portal has determined that these errors did not materially impact its annual or quarterly financial statements in fiscal 2004.

Status of Fiscal 2006 Financial Statements

Portal’s fiscal 2006 ended on January 31, 2006. Due to the significant time and resources required to restate and finalize our fiscal 2005 results, we have not, as of the date of this filing, finalized our quarterly or annual fiscal 2006 financial results. Because we have not been able to complete our financial close procedures for our fiscal 2006 quarterly or annual results, we are not able to estimate fiscal 2006 revenues, expenses or net income or loss at this time. We are able to provide the following selected information, as disclosed in previously filed Forms 8-K (in thousands):

	Fiscal Year 2006
	First Quarter Ended April 30, 2005	Second Quarter Ended July 31, 2005	Third Quarter Ended Oct. 31, 2005	Fourth Quarter Ended Jan. 31, 2006	Year Ended Jan. 31, 2006
Bookings	$40,400	$29,100	$20,800	$52,400	$142,700

Cash and investments	$57,800	$54,300	$44,600	$60,500
Restricted cash and investments	(15,500)	(13,800)	(13,200)	(13,400)

Unrestricted cash and investments	$42,300	$40,500	$31,400	$47,100

Increase in cash and investments					$800

The Company determined that during fiscal 2006 it ceased to have VSOE of fair value for maintenance and support services. As a result, license fees and professional services fees that are part of multiple element arrangements that include maintenance and support will be recognized as revenues over the maintenance and support contract period, which will generally result in revenues being recognized over a longer period than historically when the Company maintained VSOE of fair value for maintenance and support services.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

The following table sets forth, for the periods indicated, each item from our consolidated statements of operations, the relative percentage that those amounts represent to consolidated revenues (unless otherwise indicated) and the percentage change in those amounts from period to period. All percentages are calculated using actual amounts rounded to the nearest thousand.

	Years ended January 31,			Percent of revenue Years ended January 31,			PERCENT INCREASE (DECREASE)
	2005	2004	2003	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Revenues:
License fees	$15,153	$39,566	$44,481	16%	31%	37%	(62)%	(11)%
Services	78,540	87,187	76,609	84%	69%	63%	(10)%	14%

Total revenues	93,693	126,753	121,090	100%	100%	100%	(26)%	5%

Cost of revenues:
Cost of license fees	208	185	324	0%	0%	0%	12%	(43)%
Cost of services	63,871	56,625	44,505	68%	45%	37%	13%	27%
Amortization and impairment of purchased developed technology	1,995	2,660	4,596	2%	2%	4%	(25)%	(42)%

Total cost of revenues	66,074	59,470	49,425	70%	47%	41%	11%	20%

Gross margin	27,619	67,283	71,665	30%	53%	59%	(59)%	(6)%

Operating expenses:
Research and development	37,553	30,243	35,704	40%	24%	29%	24%	(15)%
Sales and marketing	44,676	45,600	51,900	48%	36%	43%	(2)%	(12)%
General and administrative	27,841	15,472	15,747	30%	12%	13%	80%	(2)%
Stock compensation (benefit) charges (1)	(7,333)	14,687	2,272	(8)%	12%	2%	(150)%	546%
Impairment of long-lived assets and intangibles	—	—	1,956	0%	0%	2%	—	(100)%
Restructuring charges	8,141	—	36,546	9%	0%	30%	—	(100)%

Total operating expenses	110,878	106,002	144,125	119%	84%	119%	5%	(26)%

Loss from operations	(83,259)	(38,719)	(72,460)	(89)%	(31)%	(60)%	115%	(47)%
Interest and other income (expense), net	(1,758)	2,024	3,009	(2)%	2%	2%	(187)%	(33)%

Loss before income taxes	(85,017)	(36,695)	(69,451)	(91)%	(29)%	(58)%	132%	(47)%
Provision for income taxes	565	3,496	2,761	1%	3%	2%	(84)%	27%

Net loss	$(85,582)	$(40,191)	$(72,212)	(92)%	(32)%	(60)%	113%	(44)%

Revenues

Deferred Revenue by type was comprised of the following (in thousands):

	January 28, 2005		January 30, 2004		January 31, 2003		Comparison
							2005 to 2004	2004 to 2003
License fees	$15,153	16%	$39,566	31%	$44,481	37%	(62)%	(11)%
Services	78,540	84%	87,187	69%	76,609	63%	(10)%	14%

Total revenues	$93,693	100%	$126,753	100%	$121,090	100%	(26)%	5%

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

	January 28, 2005	January 30, 2004
Short term deferred license	$10,963	$5,834
Short term deferred professional services	11,108	5,140
Short term deferred support	16,533	17,917
Short term deferred engineered solutions	1,752	—

Total short term deferred revenue	$40,356	$28,891

Long term deferred license	$2,943	$—
Long term deferred professional services	3,160	—
Long term deferred support	1,964	—
Long term deferred engineered solutions	9,523	—

Total long term deferred revenue	$17,590	$—

Fiscal 2005 Compared to Fiscal 2004

Bookings increased to $151.7 million in fiscal 2005 from $127.2 million in fiscal 2004, while total revenues decreased to $93.7 million in fiscal 2005 from $126.8 million in fiscal 2004. The decrease in total revenues for fiscal 2005 compared to fiscal 2004 occurred largely as a result of a significantly higher percentage of fiscal 2005 revenues being deferred as compared to fiscal 2004. The fundamental causes were a change in the mix of sales from license and consulting to engineered solutions, and a loss of Vendor-Specific Objective Evidence (“VSOE”) of fair value for professional services. Total revenues declined 26% to $93.7 million in fiscal 2005 from $126.8 million in fiscal 2004, while deferred revenue increased 99% to $57.9 million at January 31, 2005 from $28.9 million at January 31, 2004.

Beginning in late fiscal 2004, Portal began to offer additional products and functionality to certain customers under its engineered solutions services offerings. Through the first quarter of fiscal 2005, we expected these additional products and functionality to be made available exclusively to the customer we contracted with to deliver the product or functionality. As a result, fees received under these agreements were recognized upon delivery and customer acceptance of milestones under these contracts. Portal recognized $1.5 million of revenue in fiscal 2004 and $5.6 million of revenue in the first quarter of fiscal 2005 from these services.

In the second quarter of fiscal 2005, Portal executed an agreement with a customer to which it was delivering these engineered solutions, that allowed us to make products and functionality generated by these engineered solutions services generally available to all of our customers, and Portal elected to do so. As a result, Portal began to defer all revenue from engineered services arrangements until final delivery and receipt of customer acceptance of the finished product or functionality in accordance with SOP 97-2.

Bookings of engineered solutions increased substantially from approximately 1% of total bookings in fiscal 2004 to 19% of total bookings in fiscal 2005, with $11.3 million of these bookings deferred at the end of fiscal 2005. In addition, significant professional services engagements and license arrangements entered into in fiscal 2005 were determined to be linked to these engineered solutions arrangements and as a result $5.2 million of license and professional services fees were also deferred at the end of fiscal 2005. The total revenue deferred at the end of fiscal 2005 related to these engineered solutions arrangements, including license fees, professional services fees and engineered solution fees was $16.5 million. A portion of these engineered solutions were delivered in fiscal 2006 and the remaining portion is expected to be delivered in fiscal 2007. As a result, we expect revenues recognized from engineered solutions to increase in fiscal 2006 and 2007 over fiscal 2005.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

In addition, beginning in the second quarter of fiscal 2005, Portal ceased to have VSOE of fair value for consulting services as a result of increased pricing variability due in part to management and organizational changes within Portal. As a result, the Company was no longer able to recognize revenue from license fees which were part of multiple element arrangements that included professional services and maintenance and support up-front under the residual method as described in SOP 98-9; nor was it able to recognize professional services revenue in these multiple element arrangements as they were delivered and accepted by the customer, as it had generally been able to do up through the first quarter of fiscal 2005. Subsequent to the first quarter of fiscal 2005 and the loss of VSOE of fair value for professional services, the Company was required to defer license and professional services fees in multiple element arrangements until completion of the professional services engagement. This resulted in an increase in the deferral of license and professional service fees in fiscal 2005 and a reduction in the amount of revenue recognized from these arrangements.

Partially as a result of the presence of engineered solution arrangements in license and professional services arrangements and the loss of VSOE of fair value for professional services arrangements, license revenues declined by 62% to $15.2 million in fiscal 2005 from $39.6 million in fiscal 2004. Actual bookings of license sales declined by 19% over the same period as the number of transactions declined from fiscal 2004. The Company experienced an increase in license bookings in fiscal 2006 over fiscal 2005; however we have not determined when revenue from these bookings might be recognized in our consolidated financial statements.

Total services revenue declined 10% to $78.5 million in fiscal 2005 from $87.2 million in fiscal 2004, while actual services bookings increased 5% year over year as increases in maintenance and support bookings offset a small decline in professional services bookings.

Fiscal 2004 Compared to Fiscal 2003

The increase in revenues in fiscal 2004 over fiscal 2003 was a result of an increased demand for our services, primarily consulting services, offset by a decrease in our license revenues. License fees revenues decreased in fiscal 2004 from fiscal 2003 primarily due to a decline in the volume of orders and average order size. The decline in the average order size in fiscal 2004 was driven by a change in our customer base, which has shifted from internet based companies to wireless operators and content providers. Sales arrangements with wireless operators and content providers have resulted in smaller initial sales of licenses and a larger amount of service fees.

Services revenues increased in fiscal 2004 primarily due to increased demand for our consulting services from wireless operators and content providers. Wireless customers have traditionally purchased smaller licenses initially for internal development purposes. Their approach was to enter into consulting engagements spanning multiple quarters prior to making a decision to purchase additional licenses. Once a decision is made, the customer purchases additional licenses and can go into production with a specific number of subscribers. This contributed to the increase in the overall volume of consulting services performed and a decrease in license revenues in fiscal 2004.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Revenues by Region

The following table shows our revenues by region:

	January 31,		% Change	January 31,		% Change	January 31,
	2005	% Revenue	2005 to 2004	2004	% Revenue	2004 to 2003	2003	% Revenue
	(in thousands, except percentages)
Geographical revenues

United States and Canada	$13,646	15%	(52)%	$28,553	23%	(24)%	$37,590	31%
International
EMEA	55,068	59%	(23)%	71,700	57%	12%	$64,100	53%
Rest of world	24,979	27%	(6)%	26,500	21%	37%	$19,400	16%

Total International	80,047	85%	(18)%	98,200	77%	18%	$83,500	69%

Total revenues	$93,693	100%	(26)%	126,753	100%	5%	$121,090	100%

Revenues from the United States and Canada decreased to $13.6 million in fiscal 2005 from $28.6 million in the prior year. The significant drop in revenues is a result of increased deferrals of license and professional services fees resulting from the loss of VSOE of fair value for professional services beginning in the second quarter of fiscal 2005 as actual bookings in the United States and Canada increased over fiscal year 2004.

Revenues for EMEA, defined by Portal as Europe, Middle East and Africa decreased to $55.1 million in fiscal 2005 from $71.7 million in fiscal 2004 also as a result of increased deferrals of license and professional services fees resulting from the loss of VSOE of fair value for professional services beginning in the second quarter of fiscal 2005 and a change in mix toward engineered solutions which were also largely deferred pending completion of delivery and customer acceptance at the end of fiscal year 2005. Actual bookings in EMEA in fiscal 2005 increased over bookings in fiscal 2004.

Rest of World revenues, which are defined by Portal as Asia-Pacific, Japan, Central and South America and Mexico decreased to $25.0 million in fiscal 2005 from $26.5 million in the prior year as a decrease in revenues from South America and Mexico was only partially offset by an increase in revenues from Japan. The decrease in revenues from South America and Mexico was largely a result of increased deferrals of license and professional services fees resulting from the loss of VSOE of fair value for professional services beginning in the second quarter of fiscal 2005, as bookings declined only 2% over fiscal 2004.

Revenue from the United States and Canada, decreased in fiscal 2004 from fiscal 2003 primarily due to the shift from Internet based customers to customers in the wireless industry. North American wireless carriers largely outsource their billing applications to billing providers, and have not invested significant funds in internal billing projects due to ongoing consolidations within the industry. In addition, we experienced a decline in both volume of orders and our average order size in North America in fiscal 2004 when compared to fiscal 2003.

Revenues for EMEA increased in fiscal 2004 from fiscal 2003 primarily as a result of our success in obtaining new business with wireless and content service providers in this region. Rest of World revenues increased in fiscal 2004 from fiscal 2003 primarily as a result of obtaining new business with a wireless provider in Japan, and with wireless and cable providers in Latin America.

Affiliates majority-owned by Vodafone Group Plc (“Vodafone”), as publicly reported by Vodafone, accounted for 23%, 31% and 19% of total revenues during fiscal 2005, 2004 and 2003, respectively. No individual Vodafone affiliate or other customer accounted for more than 10% of revenues during fiscal 2005, 2004 or 2003.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Cost of License Fees

Cost of license fees consists of third-party royalty obligations with respect to third-party technology included in Portal and Portal 7.0. Costs increased slightly in fiscal 2005 over fiscal 2004 due to an increase in royalty obligations for third-party technology included in Portal Infranet. In fiscal 2004 compared to fiscal 2003, these costs decreased due to a reduction in reseller commission payments.

Cost of Services

Cost of services consists of direct and identifiable costs of providing consulting, maintenance and support, and training services. These costs are primarily personnel costs for employees and third party contractors. We also include personnel and related costs of employees in our research and development organization to the extent that they work on contractual professional services engagements.

Portal defers costs incurred in the delivery of professional services to the extent that those costs exceed revenue recognized, when the Company has deferred revenue prior to meeting customer acceptance milestones in stand-alone services arrangements or subsequent to the first quarter of fiscal 2005 where services have not been completed in multiple element arrangements, and the Company is able to assure itself that the project will result in a positive margin. Costs deferred at the end of fiscal 2003 and 2004 were not material. Costs deferred at the end of fiscal 2005 totaled $6.4 million. The primary reason for the increase at the end of fiscal 2005 was the loss of VSOE of fair value on professional services subsequent to the first quarter of fiscal 2005, which resulted in increased deferrals of professional services revenues in multiple element arrangements that are then deferred until completion of the project.

The Company also accrues cost of services when its estimates of project margin at completion indicate a loss. The amount of the accrual is based on the difference between the amount of the loss estimated to be incurred upon completion of the project and the net profit or loss reflected in the financial statements for the project to date based upon costs incurred and revenue recognized. The Company adjusts its estimates on a quarterly basis and routinely assesses the accuracy of its estimates to continuously improve its ability to accurately estimate its progress on fixed price services engagements. Despite this routine estimation process and assessment, the Company has experienced significant changes to its estimates of project margin at completion over the course of the services engagement. Projects that were initially forecast to be profitable were subsequently projected to result in a loss and projected losses have increased over the course of the project. Incremental costs accrued based on loss estimates totaled $1.9 million, $0.6 million and zero in fiscal 2005, 2004 and 2003, respectively.

Cost of services increased in fiscal 2005 from fiscal 2004 due to increases in headcount and subcontractor expense for fiscal 2005 combined with increased accruals of services cost for expected losses on certain fixed price projects. These increases in cost occurred despite a decrease in services revenue primarily as a result of increased losses on two projects contracted in fiscal 2004 and two projects contracted in fiscal 2005, as well as an increased mix of contractors compared to employees than in the prior year. Cost of services increased in fiscal 2004 from fiscal 2003 largely due to the increase in our consulting revenue, which required additional headcount.

Amortization and Impairment of Purchased Developed Technology

In fiscal 2001, Portal recorded an asset of $17.9 million for purchased developed technology as a result of acquiring Solution42 and BayGate. Purchased developed technology was amortized, on a straight-line basis, over the estimated useful lives of the respective assets of three to four years. (See Note 1 of Notes to Consolidated Financial Statements.) The value was determined by using the income approach which estimates the present

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

value of future cash flows from developed technology based on management and industry assumptions and market data. Our investment in BayGate was fully expensed prior to fiscal 2003 due to a combination of impairment charges and amortization during fiscal 2002. Amortization and impairment of purchased developed technology related to Solution42 was $2.0 million, $2.7 million and $4.6 million in fiscal 2005, 2004 and 2003, respectively. Our investment in Solution42 was fully amortized during fiscal 2005.

Gross Margin

	Year ended January 31,
	2005		2004		2003
	Amount	Revenue Mix	Amount	Revenue Mix	Amount	Revenue Mix
License Fees
Revenue	$15,153	16%	$39,566	31%	$44,481	37%
Cost of revenue	208		185		324

License fees gross margin	$14,945		$39,381		$44,157

	99%		100%		99%

Services
Revenue	78,540	84%	87,187	69%	76,609	63%
Cost of revenue	63,871		56,625		44,505

Services gross margin	$14,669		$30,562		$32,104

	19%		35%		42%

Amortization and impairment of purchased developed technology	1,995		2,660		4,596

Total
Total revenues	93,693		126,753		121,090
Total cost of revenues	66,074		59,470		49,425

Gross margin	$27,619		$67,283		$71,665

	29%		53%		59%

Our total gross margin was 29%, 53% and 59% in fiscal 2005, 2004 and 2003, respectively. The decline in fiscal 2005 from fiscal 2004 was largely due to lower services margins as well as a lower mix of license revenues, which have relatively higher gross margins. The decline in total gross margins in fiscal 2004 from fiscal 2003 were also due to lower services margins and a lower mix of license to services revenues. The Company’s total gross margins for fiscal 2006 are expected to improve due to a lower number of loss projects.

Services gross margins declined to 19% in fiscal 2005 from 35% in fiscal 2004 largely due to four large loss contracts which had an estimated aggregate loss of $9.2 million upon completion, which was primarily recognized in fiscal 2005, and a higher mix of higher cost contractors to employees than in fiscal 2004.

In addition, services gross margins are generally negatively impacted during periods of growth, such as in fiscal 2004, whereby Portal incurred additional costs of recruiting and initial training of new employees causing a temporary proportionately higher level of use of higher cost sub-contractors.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Research and Development Expense

Research and development expenses consist primarily of personnel and related costs for our product development and certain technical support efforts. A substantial portion of our research and development efforts are performed in Bangalore, India through a single subcontractor, Ness Global Services, Inc (“Ness”). Research and development expenses were $37.6 million, $30.2 million and $35.7 million for fiscal 2005, 2004 and 2003, respectively. The $7.4 million increase in fiscal 2005 over fiscal 2004 is primarily due to a $2.2 million increase in employee headcount, and an increase of $6.5 million in contractor expenses in India attributed to large-scale projects contracted with major customers for delivery of engineered software solutions,. The higher headcount and contractor expenses were partially offset by the allocation of $1.9 million of expense to cost of services expense for the work performed by research and development personnel on designated engineered solutions engagements in the first quarter of fiscal 2005. The $5.5 million decrease in fiscal 2004 from fiscal 2003 was primarily due to a shift of our engineering workforce from higher cost U.S. locations to our lower cost operations in Bangalore, India. In addition, facility costs decreased as a result of our restructuring programs initiated in prior years.

In the third quarter of fiscal 2006, in connection with the completion of recent product development milestones, our Board of Directors approved a plan of termination and general restructuring. This plan included termination of approximately 30 research and development employees located in the United States and foreign countries, as well as a reduction of approximately 95 engineers contracted through Ness. See “Restructuring Charges” below for further discussion of this restructuring plan. We expect research and development expenses to decrease slightly in fiscal 2006 compared to fiscal 2005, as reductions in research and development expenses resulting from the third quarter restructuring plan were realized beginning in the fourth quarter of fiscal 2006.

Sales and Marketing Expense

Sales and marketing expenses consist of personnel and related costs for our direct sales force, marketing staff and marketing programs, including trade shows, advertising and costs associated with the recruitment of new, and maintenance of existing, strategic partnerships. Sales and marketing expenses were $44.7 million, $45.6 million and $51.9 million in fiscal 2005, 2004 and 2003, respectively. The $0.9 million decrease in sales and marketing expenses in fiscal 2005 from fiscal 2004 was due primarily to a reduction in the number of sales and marketing personnel, resulting in a cost reduction of $2.5 million partially offset by increased spending of $1.0 million associated with other marketing-related services and $0.6 million in severance costs related to the departure of our COO. The $6.3 million decrease in sales and marketing expenses in fiscal 2004 compared to fiscal 2003 was due primarily to a reduction in the number of sales and marketing personnel and a reduction in facilities costs as a result of our restructuring plan initiated in fiscal 2003.

We expect sales and marketing expenses to decrease in fiscal 2006 from fiscal 2005 by approximately $10.0 to $13.0 million due to reduced headcount and headcount-related expenses such as salaries and benefits, travel, facilities and other expenses. Headcount at the beginning of fiscal 2006 of 81 declined to about one-half of headcount at the beginning of fiscal 2005 of 153.

General and Administrative Expense

General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, legal, human resources and information system and facilities expenses not allocated to other departments. General and administrative expenses were $27.8 million, $15.5 million and $15.7 million in fiscal 2005, 2004 and 2003, respectively. General and administrative expenses increased $12.3 million in fiscal 2005 primarily due to an increase in accounting and audit related costs of $8.1 million, increased headcount and contractor costs of $2.8 million to support the financial audit and Sarbanes-Oxley compliance,

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

severance costs related to the departure of our former CEO and CFO of $0.9 million, and other expenses of $0.5 million. General and administrative expenses decreased $0.2 million in fiscal 2004 compared to fiscal 2003 due to decreases in headcount related costs of $1.6 million, decreased expenses of $0.8 million for consultants who assisted in various general and administrative related functions, decreased travel and other miscellaneous expenses of $1.1 million, offset by increases in legal and audit fees of $2.3 million and a reduction in credits recorded to bad debt expense of $0.9 million.

We expect general and administrative expenses to decrease slightly in fiscal 2006 compared to fiscal 2005. Accounting and auditing fees and contractor costs to support the financial audit and Sarbanes-Oxley compliance will decrease only slightly and will continue to comprise a significant portion of our costs.

Stock Compensation (Benefit) Charges

In fiscal 2003, our Compensation Committee of the Board of Directors approved a plan to reprice stock options for employees (excluding our Chief Executive Officer and members of our Board of Directors). Under this repricing plan, outstanding options to purchase 4,162,856 shares of our common stock with an exercise price greater than $3.45 per share (the closing market price on the date of repricing) were repriced to an exercise price of $3.45 per share. There were no changes to the vesting schedules of these options. These repriced options became subject to variable accounting, which requires their cost or benefit to be remeasured based upon the current fair market value of our common stock at the end of each accounting period until they are exercised or expire. In fiscal 2005 we recorded a stock compensation benefit of $7.3 million due to the decrease in the price of our common stock, compared to a stock compensation charge of $14.7 million and $2.3 million in fiscal 2004 and 2003, respectively. Total shares subject to variable accounting for fiscal 2005 and 2004 were 1,681,356 and 2,436,517, respectively.

The following table shows the amounts of stock compensation charges and benefit that would have been recorded under the following expense categories if it had not been separately stated on the Consolidated Statements of Operations (in thousands):

	Years Ended January 31,
	2005	2004	2003
Cost of services	$(1,594)	$3,192	$475
Research and development	(2,698)	5,408	826
Sales and marketing	(2,049)	4,102	636
General and administrative	(992)	1,985	335

Total stock compensation (benefit) charges	$(7,333)	$14,687	$2,272

We do not expect to incur a stock compensation charge in fiscal 2006, as the price of the Company’s stock remained below the exercise price of $3.45 per share.

Impairment of Long-Lived Assets and Intangibles

Long-lived assets and intangibles are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. On at least an annual basis, the estimated future net undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if impairment has occurred. If such assets were deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognized. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

future net cash flows. The cash flow calculations are based on management’s best estimates, using assumptions and projections it deemed appropriate at the time. In fiscal 2005 and 2004 there were no charges recorded related to impairment of long-lived assets and intangibles.

During the third quarter of fiscal 2003, we recorded a charge of $2.9 million in impairment of assets related to computer equipment and software that we abandoned. Of the total impairment charge, $1.4 million was related to third-party software for which some of the functionality was previously integrated into our product. Due to reductions in the workforce, Portal re-assessed its need for this third-party software and abandoned it when the related resources to integrate and maintain the software were eliminated. The $1.4 million impairment of this software is included in Amortization and Impairment of Purchased Developed Technology in the Consolidated Statements of Operations. The remaining $1.5 million in impairment of assets is included in Impairment of Long-Lived Assets and Intangibles in the Consolidated Statements of Operations.

In the fourth quarter of fiscal 2003, we issued 136,362 additional shares valued at $0.5 million to the former Solution42 stockholders under the terms of the original purchase agreement. The value of these shares was impaired in the same quarter they were issued, resulting in an additional impairment charge during the quarter of $0.5 million.

Restructuring Charges

In the third quarter of fiscal 2005, our Board of Directors approved a plan to combine four separate regional sales operations and services organizations into one integrated worldwide sales and services organization. This plan included reductions in the worldwide workforce of approximately 65 employees. This change was designed to support our focus on key customers and target markets, reduce costs and strengthen the connection between us and our customers. Execution of this plan resulted in a $4.1 million charge to operations in the third quarter of fiscal 2005. This charge was offset by a restructuring benefit of $4.6 million from the release of a prior restructuring plan provision due to the reoccupation by Portal personnel of certain formerly vacated facilities, resulting in a net restructuring benefit of $0.5 million in the third quarter of fiscal 2005.

During the fourth quarter of fiscal 2005, we undertook a comprehensive review of leased properties restructured under prior years’ restructuring plans approved by our Board of Directors. In light of ongoing high vacancy rates of commercial office space in the geographic markets in which we lease facilities, we revised our estimates of future sublease opportunities for major leased and partially occupied properties in Cupertino, California and Slough, UK. Accordingly, after consultation with our professional commercial property advisors we revised our estimates for the market opportunities and increased the length of time required to obtain suitable subtenants or terminate leases at these locations. Subsequent to this market review, on February 17, 2006 we entered into a lease termination agreement with Symantec Corporation, which intends to purchase both of our leased Cupertino properties from the current landlord. This agreement will allow us to eliminate the future lease liability for both leased Cupertino facilities, beginning in fiscal 2007, over a future period of time upon meeting certain conditions. We adjusted our future lease liability estimates at the end of fiscal 2005 to reflect this subsequent event. The net additional restructuring charge due to changes in prior estimates and the subsequent lease termination agreement with Symantec resulted in a net charge of $8.6 million in the fourth quarter of fiscal 2005. The total net restructuring charge recorded in fiscal 2005 related to leased facilities, abandoned property and severance costs associated with headcount reductions recorded was $8.1 million.

As of January 31, 2005, including the effect of the subsequent lease termination agreement with Symantec, the remaining restructuring accruals were $25.2 million, of which $24.0 million represents committed excess facilities, net of anticipated sublease income, and $1.2 million represents severance-related costs and other restructuring-related costs. Severance payments attributed to restructuring events in the third quarter of fiscal

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

2005 were paid through the second quarter of fiscal 2006. Net lease payments for the excess facilities are expected to occur through March 2021 as a result of our revised estimates reflected as of January 31, 2005.

In the third quarter of fiscal 2006, our Board of Directors approved a plan of termination and general restructuring. Under the plan, we terminated approximately 50 employees located in the United States and international countries. The restructuring also included a reduction of approximately 95 research and development contractors located in Bangalore, India. In connection with the completion of recent product development milestones, this plan was intended to streamline our organization to match with business demands. These changes were consistent with our goals to increase our balance of cash and investments by the end of fiscal 2006 and to align our operations for long-term profitability. We completed the majority of the reductions in the third quarter of fiscal 2006. We anticipate these activities will result in a total restructuring charge of approximately $1.4 million, including one-time severance and benefit expenses of approximately $1.1 million; one-time charges of approximately $0.2 million related to the early retirement of certain fixed assets; and one-time legal, accounting and other associated operating expenses of approximately $0.1 million. In addition to the $1.4 million restructuring charge, an additional $0.2 million contract cancellation charge was incurred as a result of reducing the size of our contracted workforce in Bangalore, India. The majority of the restructuring charges are expected to be recognized in our third quarter of fiscal 2006. Cash restructuring expenses of approximately $1.1 million were paid over the third and fourth quarters of fiscal 2006. We anticipate these restructuring activities will result in a spending reduction of approximately $3.0 million on a quarterly basis, beginning with the fourth quarter of fiscal 2006.

Although we believe that our business operations realignment has assisted us in streamlining operations and reducing expenses, there is no assurance that we will achieve or maintain the anticipated results. We may in the future take additional actions, including further changes to our business organization, in an attempt to match our operations with forecast requirements. If we are not successful in realigning our business to increase revenues and decrease costs, we may continue to remain unprofitable.

Interest and Other Income (Expense), Net

Interest and other income (expense), net includes foreign currency exchange gain (loss) and interest and dividend income from cash, cash equivalents and investments, offset by interest expense paid on capital leases and notes payable. Net interest and other expense for fiscal 2005 was $1.8 million compared to net interest and other income of $2.0 million and $3.0 million in fiscal 2004 and 2003, respectively. Interest and other income (expense), net in fiscal 2005 also includes a $1.5 million impairment of our investment in a privately held company during the third quarter of fiscal 2005.

We generated interest income, net of interest expense on notes payable, of $0.9 million and $0.8 million in fiscal 2005 and 2004, respectively. Higher net interest income resulted from higher returns on invested cash balances due to a rising interest rate environment in fiscal 2005 compared to fiscal 2004, despite declining average cash balances in fiscal 2005. In addition, net foreign exchange losses were $0.8 million in fiscal 2005 compared to net foreign exchange gains of $1.7 million in fiscal 2004.

During fiscal 2005, we recorded an impairment charge for the full book value of $1.5 million for non-marketable securities of a private company that we held, thereby reducing the carrying value of this investment to zero. We evaluate the carrying value of investments whenever certain events or changes in circumstances indicate that the carrying value may not be recoverable. Based upon our assessment of the investee company’s liquidity and capital resources, we determined that there were sufficient indicators that the non-marketable securities held in this company had zero value as of January 31, 2005, and that this was an other-than-temporary decline in value.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Provision for Income Taxes

The income tax provision was $0.6 million, $3.5 million and $2.8 million for fiscal 2005, 2004 and 2003, respectively. The income tax provision for each of these fiscal years primarily relates to foreign withholding taxes on revenue, and foreign taxes related to operations in foreign countries. Withholding taxes, when applicable, attach to gross income regardless of overall profitability. We recorded net losses of $85.6 million, $40.2 million, and $72.2 million for fiscal 2005, 2004 and 2003, respectively. These net losses were allocated among Portal and its subsidiaries in accordance with our transfer pricing policies, which we believe are in accordance with Internal Revenue Service Regulations and OECD guidance. However, this guidance is inherently subjective and in some jurisdictions income taxes have been paid or accrued.

We file income tax returns in various foreign countries worldwide. On a regular basis, our operations in those jurisdictions are audited. Portal is undergoing tax audits in numerous foreign jurisdictions around the world, and is also currently behind in its filings of tax returns in several foreign jurisdictions. We believe that we have properly accrued for probable tax liabilities. However, the results of the audits are uncertain and may cause a material increase or decrease to our provision for income taxes in a particular period. In addition, we may incur substantial fees and penalties as a result of failing to meet timely filing requirements.

We believe there is sufficient uncertainty regarding the realization of our deferred tax assets to require a valuation allowance. These factors include consideration of past operating results, the competitive nature of our market and the unpredictability of future operating results. Therefore, we continue to reserve our deferred tax assets as of January 31, 2005. We will continue to assess our ability to realize tax benefits available to us based on actual and forecasted operating results.

Liquidity and Capital Resources

We have generated net losses from operations during the past several years, and as a result our operations have largely been funded by our sale of common stock. In 2004, we raised $56.0 million net through the sale of 4,528,302 shares of common stock in a registered public offering. The proceeds of this stock offering have been used to fund our operating losses and restructuring efforts incurred in fiscal 2004. We may continue to generate operating losses in the future which may require us to raise additional capital. Although we believe we have adequate funds to meet our operating needs for the next twelve months, our future ability to raise additional capital on favorable terms may be adversely affected by our delisting from the NASDAQ exchange on June 29, 2005.

Cash, cash equivalents and investments (including restricted investments of $14.5 million and $15.7 million as of January 31, 2005 and January 31, 2004, respectively) totaled $59.7 million at January 31, 2005, compared to a balance of $98.6 million at January 31, 2004. Subsequent to fiscal 2005, cash equivalents and investments (including restricted investments of $13.4 million) totaled $60.5 million at January 31, 2006, an increase of $0.8 million compared to the balance of $59.7 million at January 31, 2005.

Net cash used in operating activities during fiscal 2005 increased to $36.2 million from $24.7 million in fiscal 2004. The net cash flows used by operating activities for fiscal 2005 were primarily comprised of the net loss of $85.6 million, depreciation and amortization of $7.9 million and other non cash items of $4.5 million offset by cash generated from changes in operating assets and liabilities of $37.0 million. Cash generated from changes in operating assets and liabilities included $7.3 million from a reduction in accounts receivable and $29.1 million from an increase in deferred revenue. The accounts receivable reduction resulted primarily from improved collection efforts as days sales in account receivables improved from approximately 86 days at the end of fiscal 2004 to approximately 54 days at the end of fiscal 2005. The increase in deferred revenue was primarily due to a change in the mix of sales from license and consulting to engineered solutions, and a loss of VSOE of fair value for professional services, as further discussed above under “Revenues”.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Net cash provided by investing activities was $17.4 million for the year ended January 31, 2005, an increase of $33.4 million from the $16.0 million used in investing activities for the year ended January 31, 2004. In fiscal 2005, we recorded net maturities of short- and long-term investments of $21.9 million compared to net purchases of short- and long-term investments of $10.6 million in fiscal 2004. During the years ended January 31, 2005 and 2004, respectively, we purchased computer hardware equipment and software, and purchased other capital equipment amounting to approximately $4.5 million and $5.4 million, primarily to support our operations and improve our information systems. No capital leases or other debt arrangements were entered into during fiscal 2005.

Cash provided by financing activities was $3.2 million in fiscal 2005, primarily due to receipt of $2.4 million from the exercise of stock options related to our employee stock incentive plans. Subsequent to the end of fiscal 2005, during the second quarter of fiscal 2006 our employee stock purchase program was suspended due to the expiration of our registration statement as a result of delays in the filing of this Form 10-K for fiscal 2005. The uncertainty as to the timing of the reinstatement of this program has subsequently decreased our ability to raise funds from this type of financing activity in fiscal 2006. The $63.1 million of cash provided by financing activities for fiscal 2004 was primarily attributable to the receipt of $56.0 million in net proceeds through the sale of common stock in a registered public offering completed in September 2003.

At January 31, 2005, the total future net cash outlay for the restructuring plans enacted during fiscal 2005 and the past fiscal years, including the effect of the February 2006 lease termination agreement with Symantec Corporation, was approximately $25.2 million. This amount included lease liabilities, net of sublease payments, through 2021 of $24.0 million and severance and other payments to be paid through the second quarter of fiscal 2006 of $1.2 million. This outlay is expected to be funded by available cash. Subsequent to the end of fiscal 2005, we completed a restructuring plan in the third quarter of fiscal 2006 during which we terminated approximately 50 employees located in the United States and international countries. The restructuring also included a reduction of approximately 95 international contractors engaged by Portal. The restructuring charge, primarily comprised of severance costs, is estimated to be approximately $1.4 million in the third quarter of fiscal 2006. In addition to the restructuring charge, an additional $0.2 million contract cancellation charge was incurred as a result of reducing the size of our contracted workforce in Bangalore, India.

In the normal course of business, we enter into leases for facilities in both domestic and international locations. Our current leases on various domestic and international operations include terms expiring through March 2021. In connection with our facility leases, we have issued letters of credit in lieu of security deposits for various facilities (see Note 5 of Notes to Consolidated Financial Statements). In addition, due to the size and location of some of our major customer consulting projects, we have been required to post performance bonds or letters of credit through the duration of the contract. Due to the restructuring activities that occurred in fiscal 2005 and in prior fiscal years, several facilities were vacated or are underutilized. Wherever possible we actively pursue subleasing vacant leased office space to mitigate the committed expense of leasing these facilities. In February 2006, we entered into a lease termination agreement with Symantec Corporation whereby beginning in fiscal 2007 we will be allowed to terminate our lease obligations and supporting letters of credit after certain conditions have been met for both of our Cupertino, California facilities.

Our working capital requirements depend on numerous factors, including the timing of customer orders and engagements, and related obligations and payments, market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of changes in the size of our operations and other factors. To reduce operating expenses, severance or other significant costs may be incurred. Expenses exceeded the revenues we recognized in each of the four quarters of fiscal 2005. As a result, we will need to generate significantly higher revenues from licenses of our products and sale of our services to achieve

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

operating profitability. In the event we are unable to offset anticipated cash usage through increasing revenue and collections, and lowering operating expenses, our cash position will continue to decline, impairing liquidity and potentially impacting our ability to fund operations. In addition, should we be required to reduce operating expenses, future severance or other significant cash related costs may be incurred in the short term. We believe that our current cash balances will be sufficient to fund our operations for the next 12 months. We may be required to raise additional funds and may do so at any time that we believe favorable market conditions exist. Additional funding, if needed, may cause dilution to our stockholders or the incurrence of debt and such funding may not be available on terms acceptable to us, or at all. Our delisting from the NASDAQ stock exchange on June 29, 2005 could have a significant impact on the availability, form, cost and terms and conditions of any additional financing we may seek. We have not yet finalized our results of operations for fiscal 2006; however, cash, cash equivalents and investments (including restricted investments of $13.4 million) totaled $60.5 million at January 31, 2006, an increase of $0.8 million compared to the balance of $59.7 million at January 31, 2005.

The following table summarizes our contractual obligations, including related interest charges, as of January 31, 2005 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. Of the $71.2 million in non-cancelable operating leases, $48.5 million has been included in accrued restructuring expenses as of January 31, 2005 (Amounts in thousands):

Year ending January 31,	Notes payable	Total lease obligations	Total contractual obligations
2006	$144	$16,376	$16,520
2007	144	12,248	12,392
2008	144	6,398	6,542
2009	144	6,109	6,253
2010	144	3,272	3,416
Thereafter	2,529	26,812	29,341

Total minimum payments	3,249	71,215	74,464
Less amount representing interest	(768)	—	(768)

Present value of future payments	$2,481	$71,215	$73,696

The following table summarizes our other commitments as of January 31, 2005 and the effect such commitments could have on our liquidity and cash flows in future periods if the letters of credit or the guarantees were drawn upon. Restricted investments represent the collateral for these commitments. (In thousands.)

	Total	Less than 1 year	1-5 years	Over 5 years
Letters of credit	$11,957	$25	$—	$11,932
Guarantees	2,538	—	1,101	1,437

	$14,495	$25	$1,101	$13,369

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

RISKS ASSOCIATED WITH OUR BUSINESS AND FUTURE OPERATING RESULTS

Our future operating results may vary substantially from period to period. The price of our common stock will fluctuate in the future and an investment in our common stock is subject to a variety of risks, including but not limited to the specific risks identified below. Prospective and existing investors are strongly urged to carefully consider the significant price fluctuations of our common stock and the various cautionary statements and risks set forth in this report. If one or more of these risks materializes, it is likely that the price of our common stock would be significantly affected and your investment in our company would be significantly or wholly impaired.

IT IS POSSIBLE THAT WE WILL INCUR ADDITIONAL LOSSES AND CANNOT BE CERTAIN THAT WE WILL BECOME PROFITABLE OR GENERATE POSITIVE CASH FLOW ON A CONSISTENT BASIS

In order to be profitable or generate positive cash flow, we must maintain or grow our revenues and/or further reduce our expenses. We may not be able to increase or even maintain our revenues and we may not achieve sufficient revenues to attain profitability in any future period. We incurred net losses of $85.6 million, $40.2 million and $72.2 million for fiscal 2005, 2004 and 2003, respectively. We expect that we will continue to face strong competition that may make it more difficult to increase our revenues. Even if we are able to increase revenues, we have experienced and may continue to experience price competition that would lower our gross margins and reduce our ability to become profitable.

WE HAVE MULTIPLE MATERIAL WEAKNESSES IN OUR DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING AND AS A RESULT OUR ABILITY TO MAKE ACCURATE PUBLIC DISCLOSURES MAY SUFFER DRAMATICALLY.

Although we are continuing to evaluate our internal controls over financial reporting under Section 404 of the Sarbanes Oxley Act of 2002, we may conclude that our internal controls over financial reporting remain ineffective, which could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price and access to capital.

We were unable to complete the testing of the effectiveness of our internal control over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002 and the assessment of the significance of those situations in which the testing to date found control deficiencies. Although we did not complete our formal assessment process, we have identified multiple material weaknesses. Because we were unable to complete our assessment, our independent registered public accountants have disclaimed any opinion on our system of internal control over financial reporting. See Item 9A, “Controls and Procedures,” below.

The existence of control deficiencies and, in particular, of material weaknesses may increase the risk of financial statement errors; at the least, they result in increased time, effort and expense to complete the preparation of our financial statements and for our auditors to complete their audit of our financial statements.

We or our independent registered public accountants may uncover additional significant deficiencies and material weaknesses. Remedying the significant deficiencies and material weaknesses could require us to incur additional significant costs through additional personnel and systems and expend significant time and management resources. We may be required to report in our subsequent reports filed with the SEC that material weaknesses in our internal control over financial reporting continue to exist. Delays or failures to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations or prevent us from

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weaknesses, any failure to remediate such material weaknesses in a timely fashion, having or maintaining ineffective internal controls and the failure of our auditors to render an unqualified opinion on our assessment could cause investors to lose confidence in our reported financial information, have an adverse effect on the trading price of our common stock and restrict our access to capital.

THE CONTINUED DELISTING OF OUR STOCK FROM THE NASDAQ AND CONTINUED DELAYS IN THE COMPANY’S FILING OF ITS PERIODIC REPORTS COULD SIGNIFICANTLY AND ADVERSELY AFFECT OUR BUSINESS

Portal’s common stock was de-listed from NASDAQ on June 29, 2005 for the Company’s failure to timely comply with its periodic reporting requirements for filing this Annual Report on Form 10-K for the year ended January 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended April 30, 2005. Further, the Company did not file its Form 10-Q quarterly reports for the first three quarters of fiscal 2006 and does not anticipate that it will be able to timely file its Form 10-K for fiscal 2006 nor its subsequent quarterly reports on Form 10-Q for some time thereafter. The Company will not be eligible for reinstatement on the NASDAQ until it is able to timely fulfill its SEC reporting obligations. Our failure to be listed on the NASDAQ may negatively affect our business in several significant ways including loss of customer confidence resulting in deferred or cancelled purchase decisions, increased employee attrition and increased difficulty with respect to attracting and retaining key talent, managers and leaders. It may also make it more difficult for Portal to enter into or maintain strategic alliances with key partners including value added resellers and systems integrators. Further failure of our common stock to be listed on NASDAQ may significantly disrupted the ability of investors to trade our securities and may significantly and negatively affected the value and liquidity of our securities. Delisting may also preclude us from using certain state securities laws exemptions, which could make it more difficult and expensive for us to raise capital in the future and make it more difficult to grant stock options to our employees. In addition, we also face the possibility of inquiry or action by government regulators, including the SEC, in connection with the delay in filing this Form 10-K, any failure to make required filings in a timely manner in the future, as well as the material weaknesses and internal control deficiencies which contributed to these delays.

OUR REVENUES MAY CONTINUE TO BE ADVERSELY AFFECTED AS A RESULT OF ECONOMIC AND POLITICAL CONDITIONS AFFECTING OUR TARGET MARKETS

We primarily market our products and services to providers of global communications and media markets. During the past few years, the telecommunications industry has experienced a difficult economic environment. The substantial number of business failures and the decline in the market value of other technology companies in the past few years has made it more difficult for emerging communication and electronic content companies to obtain financing for their operations. Moreover, the market value, financial results and prospects of many large and established companies, including many large telecommunications companies, have also declined or degraded significantly. Many communications and content companies have significantly reduced their expenditures and have reduced or deferred their purchases of software and related products and the introduction of many new communication services has been delayed or cancelled. Cancellations of existing or planned services also adversely impact our potential professional service, maintenance and support revenues. Reductions in spending by these companies have resulted in intense competition for their available spending and increased price competition and price reductions for products and professional services, including those provided by us and our competitors. Any general decrease by our customers and potential customers in their rate of software and network investments could result in a significant decrease in our revenues and operating income. These trends in technology and software spending have, and in the future may continue to, dramatically impact our business. In addition, even after business conditions improve, our customers and potential customers may continue to demand price discounts and other concessions from us in order to obtain their business.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

In addition, political instability in various geographic areas has resulted in companies reducing spending for technology projects generally and the delay or reconsideration of potential purchases of our products and related services. The war on terrorism and in Iraq and the potential for war or other hostilities in various parts of the world continues to contribute to a climate of economic and political uncertainty and low consumer confidence that has adversely affected and may continue to adversely affect our revenue growth and results of operations.

FAILURE TO SUCCESSFULLY OR TIMELY IMPLEMENT SOLUTIONS FOR OUR CUSTOMERS HAS AND MAY CONTINUE TO ADVERSELY AFFECT OUR FINANCIAL RESULTS AND PROSPECTS

The implementation of large software applications often has been and likely will continue to be complex and lengthy. Delays or other issues associated with the successful completion of such projects have and may continue to result in adverse consequences. These issues may include, but are not limited to:

•	commencing projects without fully understanding the customer’s requirements and entering into contracts without having completed an appropriate due diligence business, legal and finance review;

•	commencing projects prior to execution of a definitive agreement with the customer;

•	commencing work without having mutually agreed-upon detailed functional specifications for the project;

•	inability to properly scope or manage solution projects;

•	inability to manage changes in project requirements;

•	inability to accurately predict the resources and cost necessary to complete a project;

•	inability to staff resources of appropriate experience, quality or quantity;

•	delays in invoicing;

•	issues arising from customer’s unwitting use of nonstandard configurations;

•	customer’s highly customized environment making it difficult to reproduce technical errors; and

•	complex implementations hindering of system performance.

These issues have and may continue to adversely affect our financial results by requiring that we provide additional services on warranty work, causing cost overruns for fixed price contracts and delaying milestone deliveries and recognition of associated revenues. These matters also have had and may continue to have an adverse effect on the timing and amount of revenues and margins associated with such projects, as well as on customer relationships, and the perception and acceptance of our products and services in our target markets. In some cases, these matters have led and may continue to lead to customers alleging we are liable for contractual penalties.

WE MAY INCUR LOSSES AS A RESULT OF INCURRING EXPENSES ON PROJECTS WHERE WE DO NOT HAVE A SIGNED AGREEMENT IN PLACE FROM THE CUSTOMER PRIOR TO COMMENCING WORK ON THE PROJECT

Our policy is to obtain a signed agreement from the customer prior to commencing work on projects. In some cases, however, we may begin work and incur significant expenses prior to receiving an executed agreement. In the event that we devote resources and incur expenses on projects prior to receiving signed agreements, and are ultimately unable to obtain signed agreements, we may not be able to collect revenues for these services from our customers and may incur losses on these projects. In addition, we may in some cases

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

resort to litigation to collect payments from these customers. Such litigation may be expensive and time consuming, may harm our relationship with these and other customers and may not result in sufficient or any recovery by us.

WE MAY FACE EXPOSURE TO SIGNIFICANT ADDITIONAL TAX LIABILITIES

As a multinational corporation, we are subject to income taxes as well as non-income business taxes, in both the United States and various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In the ordinary course of global business, there are many transactions and calculations in which the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities and segregation of foreign and domestic income and expense to avoid double taxation. We also face exposure to additional non-income tax liabilities. These include payroll, sales, use, value-added, net worth, property and goods and services taxes, both in the United States and in various foreign jurisdictions. We have accrued reserves for tax contingencies based upon our estimates of the tax ultimately to be paid. This estimate is updated as more information becomes available. If these contingencies materialize, or if actual liabilities are greater than our estimates, it could have a material adverse effect on our liquidity.

Although we believe that our tax estimates are reasonable, we cannot assure you that the final determination of our tax audits and any litigation will not be different from what is reflected in our historical income tax provisions and accruals.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS AND WE MAY FAIL TO MEET ANALYST EXPECTATIONS

Our revenues and operating results may vary significantly from quarter-to-quarter due to a number of factors. In future quarters, our operating results may be below the expectations of one or more public market analysts and investors and the price of our common stock may fall. Failure by technology companies to meet or exceed analyst expectations or any resulting changes in analyst recommendations or ratings frequently results in substantial decreases in the market value of the stock of such companies. Factors that could cause our quarterly results to fluctuate include:

•	variations in demand for our products and services, including decreases caused by reductions in technology spending within our target markets;

•	the timing, execution, and revenue recognition of individual contracts, particularly large contracts that would materially affect our operating results in a given quarter;

•	our ability to develop and attain market acceptance of enhancements to our solution and new products and services;

•	market acceptance of new communications services offered by our customers and potential customers that our products are intended to support;

•	new product introductions by our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	announcements of new versions of our products that cause customers to postpone purchases of our current products;

•	the mix of licenses and services sold;

•	the mix of sales channels through which our products and services are sold;

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

•	the mix of domestic and international sales;

•	we may also experience seasonality in our business. In many software companies, the rate of growth or absolute amount of revenues tends to fluctuate from quarter to quarter;

•	the variability of future stock-based compensation charges or credits as a result of our stock option re-pricing during fiscal 2003;

•	remediation of the material weaknesses in our internal controls;

•	timely reporting of our financial statements;

•	global economic conditions generally, as well as those specific to providers of communications and content services;

•	fluctuations in foreign currency exchange rates;

•	our continued focus on increasing the number of arrangements where license and services fees are combined and payments are scheduled over an extended period as services are provided; and

•	negative perceptions as a result of being delisted and our disclosure of material weaknesses in our internal control over financial reporting.

It is difficult to predict the exact size and timing of orders for new license transactions. In any given quarter, our sales have involved, and we expect will continue to involve, large financial commitments from a relatively small number of customers. As a result, the cancellation or deferral of even one license or service contract could significantly reduce our revenues, which would adversely affect our quarterly financial performance. In addition, we have often booked a large amount of our sales in the last month of the quarter and often in the last week of that month. Accordingly, delays in the closing of sales near the end of a quarter could cause quarterly revenue to fall substantially short of anticipated levels. Furthermore, delays in the closing of license transactions may result in a consequential delay or loss of services revenues relating to the projects for which the software would be licensed.

While a portion of our revenues each quarter is recognized from deferred revenue relating to previously signed contracts, our quarterly performance also depends upon entering into new contracts to generate revenues for that quarter. We may not be successful in entering into contracts with new or existing customers. New contracts that we enter into may not result in revenue in the quarter in which the contract is signed and we may not be able to predict accurately when revenues from these contracts will be recognized. Likewise, delays in closing service contracts have and may continue to delay recognition of related license and service revenue.

THE PRICE OF OUR COMMON STOCK HAS BEEN AND WILL CONTINUE TO BE VOLATILE

The trading price of our common stock has fluctuated significantly in the past and will continue to fluctuate in the future. For example, the price of our common stock since our initial public offering in May 1999 has fluctuated between $419.69 and $1.15 per share on a stock split adjusted basis. Future fluctuation could be a result of a number of factors, many of which are outside our control. Some of these factors include:

•	quarter-to-quarter variations in our operating results;

•	failure to meet the expectations of industry analysts;

•	changes in earnings estimates by us or by analysts;

•	changes in recommendations by analysts;

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

•	general conditions in the communications and content service industries;

•	announcements and technological innovations or new products by us or our competitors;

•	increased price competition; and

•	developments or disputes concerning intellectual property rights.

In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many Internet and computer software companies, including ours, and which have often been unrelated to the operating performance of these companies or our company. Decreases in the trading prices of stocks of technology companies are often precipitous. For example, the price of our stock dropped rapidly and significantly during the first quarter of fiscal 2001, the fourth quarter of fiscal 2001, the first quarter of fiscal 2002, the fourth quarter of fiscal 2004 and most recently the second quarter of 2005.

THE MARKETS IN WHICH WE SELL OUR PRODUCT ARE HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY

We compete in markets that are intensely competitive and rapidly changing. We face competition from providers of customer management and billing software, such as Amdocs Ltd., Convergys Corporation, Comverse (post-acquisition of billing assets from CSG Systems International, Inc.), Intec Telecom Systems (post-acquisition of ADC billing assets) and LHS. We also compete with in-house solutions built by internal information technology organizations. Most of our current principal competitors have significantly more personnel and greater financial, technical, marketing and other resources than we have. Many of our competitors also have more diversified businesses; established reputations in particular market segments, larger customer bases and are not as dependent on customers in our target market. Our restatement of our financial results for our first three quarters of fiscal 2005 may also make it more difficult for us to engage new customers or retain business from our existing customers as these customers and potential customers may question our accounting practices, financial viability and reputation.

Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Intense competition has recently been exemplified by deep price discounting by our competitors that has resulted in a lengthening of our sales cycles and price reductions and may threaten our ability to close forecasted business. Additionally, our financial strength or that of a competitor is a significant factor considered by many potential customers in their vendor selections. Because many of our competitors have greater financial resources than we do, our ability to generate business may be harmed. Increased competition can result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which would harm our business.

Our failure to develop and market products and services that compete successfully with those of other suppliers in the market would harm our business. We anticipate that the market for our products and services will remain intensely competitive.

OUR QUARTERLY REVENUE IS GENERATED FROM A LIMITED NUMBER OF CUSTOMERS AND OUR CUSTOMER BASE IS CONCENTRATED; THE LOSS OF ONE OR MORE OF OUR CUSTOMERS OR PROSPECTIVE CUSTOMERS COULD CAUSE OUR BUSINESS TO SUFFER

A substantial portion of our license and services revenues in any given quarter has been, and is expected to continue to be, generated from a limited number of customers with large financial commitments. For example, affiliates majority-owned by Vodafone, as publicly reported by Vodafone, accounted for 23%, 31% and 19% of our

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

total revenue recognized during fiscal 2005, 2004 and 2003, respectively. No individual Vodafone entity or other customer accounted for more than 10% of revenues during fiscal 2005, 2004 or 2003. As a result, if we lose a major customer or a large contract is cancelled or deferred or an anticipated contract does not materialize, our business could be significantly harmed. Our total revenues could also be adversely affected if revenues from a significant customer in one period are not replaced with revenues from that customer or other customers in subsequent periods. The telecommunication and information service provider industries we have targeted are consolidating, which could reduce the number of potential customers available to us. Moreover, many of our customers may have purchased sufficient quantities of our products to satisfy their current or anticipated requirements. A few of our large telecommunications customers own or have an interest in numerous other companies and to varying degrees may control or influence the buying decisions of those affiliated companies. In the event one customer decides not to purchase our products, or delays occur in purchasing our products or services or solutions, the decision may adversely affect our ability to market our products and services to that company’s affiliates, which may be existing or potential customers of ours. Because there are a limited number of customers and competition for them is intense, these customers have substantial bargaining power to negotiate terms and conditions favorable to the customer. Any of the foregoing could cause our business to suffer in the future.

IT IS DIFFICULT TO PREDICT THE TIMING OF INDIVIDUAL ORDERS AND REVENUES BECAUSE OUR SOLUTION HAS LONG AND VARIABLE SALES CYCLES; IF WE ARE UNABLE TO CONSISTENTLY PREDICT THE TIMING AND AMOUNT OF OUR REVENUE, OUR PROFITABILITY AND CASH FLOW COULD BE MATERIALLY AND ADVERSELY IMPACTED

The sales cycle for our solution varies greatly, generally ranging between 4 and 12 months. Our sales cycles have recently lengthened as we have further targeted Tier 1 communications providers, the competitive environment has become more intense, the financial position of some of our potential customers has weakened and price discounting has further delayed customer decision processes. Further, our delinquent SEC filings and delisting from NASDAQ have caused our customers to increase the amount of pre-sales due diligence, thereby further extending the sales cycle. Our sales cycles are also typically longer with larger customers such as national and international telecommunications companies. Along with systems integrators and our other distribution partners, we spend significant time educating and providing information to our prospective customers regarding the use and benefits of our solution. Often this will result in the expenditure of significant pre-sales expenses, including commencement of work prior to completion of a definitive customer agreement. Many times the chief executive officer or even the Board of Directors of a potential customer is involved in the procurement decision, which can further lengthen the sales cycle. Customers increasingly require vendors to perform proof of concept projects and performance benchmarks as a part of the sales cycles. These tests can further lengthen sales cycles and increase our sales costs. The long sales and implementation cycles for our solution make it more difficult to predict our future financial results and may cause license revenues and operating results to vary significantly from period to period.

Even after our customers purchase a solution, they tend to deploy slowly and deliberately, depending on the specific technical capabilities of the customer, the size of the deployment, the complexity of the customer’s network environment and the quantity of hardware and the degree of hardware configuration necessary to deploy our solution. The length of time to implement and deploy systems involving our solution has and may continue to have an impact on the timing and amount of revenues ultimately received from customers, particularly if payments are tied to implementation or production milestones. For example, in the third quarter of fiscal 2004 and the first six months of fiscal 2005, failure to obtain acceptance of certain milestones during a particular quarter reduced the amount of revenue recognizable during that quarter. In addition, in certain cases, we cannot recognize revenues from that customer until the customer has confirmed acceptance of deliverables as set forth in our agreement with that customer. Customers may refuse to provide, or delay providing, acceptance because they do not believe that we have complied with all of our obligations, due to internal policies and procedures, or for

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

other reasons, some of which are outside of our control. Such failure or delay to accept a deliverable prevents us from recognizing revenues in a particular period or at all. As a result, the revenues derived from a sale may not be recognized immediately and could be spread over an extended period. As a result, an increase in the period of time over which revenue is recognized may cause a decline in the amount of revenues in the short term.

RAPID CHANGES IN DEMAND FOR OUR SERVICES CAN INCREASE OUR COSTS AND ADVERSELY AFFECT OUR MARGINS AND PROFITABILITY

Services contracts have and may continue to require that we rapidly provide qualified consulting personnel in particular locations. In addition, such personnel may be required to have particular language abilities and technical skills. Recruitment and training of qualified personnel can take significant time and expense. To meet rapidly changing requirements for personnel, we may need to relocate personnel from one geographic area to another which can result in increased costs. In some cases, we may choose to satisfy resource requirements by retaining subcontractors where the cost may exceed the cost of using our employees. In addition, we may experience declines in the rates we are able to charge customers in certain locations due to local market conditions and competitive factors. All these factors and others as well, have and may continue to increase the costs of performing services and reduce margins for services. Failure to provide adequate consulting services to our customers could result in loss of revenue, damaged customer relationships or financial penalties. As a result, if we experience difficulties in managing the size, location and availability of our services workforce, our revenues, profitability and business will suffer.

FAILURE TO SUCCESSFULLY PLAN AND MANAGE CHANGES IN THE SIZE OF OUR OPERATIONS MAY CAUSE OUR BUSINESS TO SUFFER DRAMATICALLY

Our ability to successfully offer our products and services in a rapidly evolving market requires an effective planning and management process. We have experienced rapid changes in our number of employees in recent years. Based on customer demand or other needs of the business, we may need to increase or reduce the number of our employees and contractors, including those in our India operations. During the third quarter of fiscal 2005, we announced a significant restructuring plan, in part to centralize management of our business. In connection with this restructure, we appointed a new Vice President of Sales. In addition to this change, during the quarter, we also appointed a new CEO. In June 2005 we announced the appointment of a new CFO, Maury Austin. Commencing in August 2005 we reorganized our Sales and Services divisions to centralize worldwide sales and marketing activities under Bhaskar Gorti, our SVP of Worldwide Sales, Marketing and Alliances. In February 2006, we also centralized all services activities (including technical support) under Mr. Gorti as well. Regionally, the services and sales divisions are now separately managed under regional division sales and services managers. If we are unable to successfully manage these changes, or if our new CEO, CFO, SVP of Sales and Services are unable to successfully manage or lead the business, our business will suffer dramatically. If we are unable to successfully manage the transition of this change or our business activities after this change, our business will suffer dramatically. These changes and reorganizations and realignment of personnel have placed, and our anticipated future operations will continue to place, a significant strain on our management resources and our ability to train and allocate sufficient personnel resources to achieve our objectives. Failure to effectively manage the size, location and availability of our employees, including our services and program management workforce, could adversely affect our services revenues, profitability and/or customer relationships. We expect that we will need to continue to maintain and strengthen our financial, personnel and managerial controls and reporting systems and procedures and will need to continue to selectively recruit, train and manage our worldwide workforce.

In addition, a reduction in the number of employees may result in significant severance, administrative and legal expenses. Reductions in the number of personnel or reorganization of responsibilities from personnel in one

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

organization or region to another may also adversely affect, or delay, various sales, marketing and product development programs and activities. Reductions in force may result in a temporary lack of focus and reduced productivity, may cause employees to seek alternative employment, may cause delays in product introductions, and may continue to affect revenues in future quarters. In addition, prospects and current customers may decide to delay or not purchase our products due to perceived uncertainty or weakness caused by the reductions. There is no assurance that we will not reduce or otherwise adjust our workforce again in the future or that the related transition issues associated with such a reduction will not occur again. Our business will suffer dramatically if we fail to effectively manage changes in the size and scope of our operations.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL

We will continue to hire sales, accounting and finance, support, marketing and administrative personnel as needed. We may not be able to attract, assimilate or retain highly qualified personnel in the future. In particular, our financial success and our ability to increase revenues in the future depend considerably upon the productivity of our direct sales force that has historically generated a majority of our license revenues. This productivity will depend to a large degree on our success in recruiting, training and retaining qualified direct salespeople. Our business will be harmed if we fail to hire or retain qualified personnel, or if newly hired employees, particularly salespeople, fail to develop the necessary sales skills or develop these skills more slowly than we anticipate. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. Specifically, our future success depends on our ability to attract and retain qualified service managers who are adept at engaging customers to understand their requirements in order to properly quote fixed price bids. Our future success also depends on our ability to attract and retain qualified project managers who are adept at monitoring and managing our ability to meet delivery milestones, including changes in project assumptions, dependencies, responsibilities and requirements and their impact on our delivery obligations, costs, project profitability and long-term customer success. If we are unable to successfully retain key employees, our business will suffer dramatically.

The risk of increased employee attrition is heightened in connection with the delay in filing this annual report on Form 10-K for the year ended January 31, 2005, and subsequent required filings. This risk is especially acute in our accounting and finance department which has worked arduous hours to complete this Form 10-K. Moreover, the market to recruit experienced accounting and finance managers is challenging since such managers are in demand. Failure to restore the Company’s NASDAQ listing status poses a threat to employee confidence and morale. If we are unable to successfully retain our employees, our business will suffer dramatically.

SALES AND IMPLEMENTATION OF THE PORTAL SOLUTION ALSO DEPEND IN PART ON SYSTEMS INTEGRATORS AND OTHER STRATEGIC RELATIONSHIPS

We have entered into relationships with third-party systems integrators, as well as with hardware platform and software applications developers and service providers. We have derived, and anticipate that we will continue to derive, some portion of our market opportunities and revenues from these relationships. Our gross margins are typically lower on sales through these third parties than our direct sales. Many of these partners also work with competing software companies and our success will depend on their willingness and ability to devote sufficient resources and efforts to marketing and resale of our products versus the products of others. We may not be able to enter into additional strategic relationships, or maintain our existing, relationships on commercially reasonable terms, or at all. Our agreements with these parties typically are in the form of nonexclusive referral fee or reseller agreements that are effective for a limited period of time and may be renewed only by mutual agreement of both parties. Therefore, there is no guarantee that any single party will continue to market our products. We could lose

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

sales opportunities if we fail to work effectively with these parties or fail to grow our base of market and platform partners. We may also be at a serious competitive disadvantage if we fail to maintain and enhance these indirect sales channels. Complex solutions are often comprised of deliverables from us and other third parties such as systems integration partners and third party hardware and software suppliers. Delays or delivery failures by systems integrators and other third party suppliers or our customers could delay the delivery or acceptance of our deliverables or project milestones and thereby impair or delay our ability to recognize associated revenue.

FIXED PRICE SERVICES ENGAGEMENTS MAY ADVERSELY IMPACT OUR PROFITABILITY AND THE TIMING OF OUR REVENUE IF WE FAIL TO COMPLETE THEM WITHIN THE ESTIMATED BUDGET AND ESTIMATED TIMEFRAME

We perform many of our professional services engagements on a fixed price basis. Delays or other problems associated with the successful completion of fixed price projects have resulted and could continue to result in the need to provide additional services and could result in our having to apply different accounting standards and methodologies such as completed contract accounting. Associated risks may include, but are not limited to:

•	failure to adequately scope out project requirements or commencing projects without fully understanding the customer’s requirements;

•	commencing work without having mutually agreed upon detailed functional specifications for the project;

•	failure to appropriately manage changes in project requirements; and

•	limited staff resources of appropriate experience, quality or in sufficient quantity.

If a project requires more labor or products than we estimated in determining the fixed price agreed to with the customer, our margins and profitability will be harmed (and in fiscal 2005, have been harmed). In addition, failure to complete services as required or to obtain written acceptance of completed milestones may result in deferral of revenue until such completion or acceptance occurs and has caused, and may continue to cause, revenues to be recognized in periods other than as initially expected or forecast.

OUR BUSINESS WILL SUFFER IF OUR SOFTWARE CONTAINS SIGNIFICANT ERRORS OR OUR PRODUCT DEVELOPMENT IMPLEMENTATION IS DELAYED

We face possible claims and higher costs as a result of the complexity of our products and services and the potential for undetected errors. Due to the “mission critical” nature of our solution, undetected errors are of particular concern. Complex software, such as ours, always contains undetected errors. The implementation of our solution, which we accomplish through our services division and with our partners, typically involves working with sophisticated software, computing and communications systems. If we experience difficulties with an implementation or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project and to provide these services at reduced or no cost. Moreover, some contracts subject us to financial penalties if we are unable to correct errors within a required time period. If our software contains significant undetected errors or if we fail to meet our customers’ expectations or project milestones in a timely manner we could experience:

•	monetary penalties or contract damages;

•	loss of or delay in revenues and loss of market share;

•	loss of customers;

•	failure to achieve market acceptance;

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•	diversion of development and implementation resources;

•	injury to our reputation;

•	increased service and warranty costs;

•	legal actions by customers against us; and

•	increased insurance costs.

Our licenses with customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements generally cap the amounts recoverable for damages to the amounts paid by the licensee to us for the product or service giving rise to the damages or to a multiple of such amounts. However, these contractual limitations on liability may not be enforceable in certain jurisdictions and under certain circumstances and we may be subject to claims based on errors in our software or mistakes in performing our services including claims relating to damages to our customers’ internal systems. A product liability claim, whether or not successful, could harm our business by increasing our costs, damaging our reputation and distracting our management.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO MANAGE TECHNOLOGICAL CHANGE

The market for our products and the services they are used to support is characterized by:

•	rapid technological change;

•	frequent new product introductions;

•	changes in customer requirements; and

•	evolving industry standards.

Future versions of hardware and software platforms embodying new technologies and the emergence of new industry standards could render our products obsolete. Our future success will depend upon our ability to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers.

Our solution is designed to work on a variety of hardware and software platforms used by our customers. However, our solution may not operate correctly on evolving versions of hardware and software platforms, programming languages, database environments, accounting and other systems that our customers use. We must constantly modify and improve our products to keep pace with changes made to these platforms and to back- office applications and other systems as well as respond to meet the changing requirements of our customers. This may result in uncertainty relating to the timing and nature of new product announcements, introductions or modifications, which may harm our business. If we fail to modify or improve our products in response to evolving industry standards, our products could become obsolete, which would harm our business.

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IF WE FAIL TO RELEASE PRODUCTS ON TIME OR DELIVER SOLUTIONS ON TIME, OUR BUSINESS WILL SUFFER

In the past from time to time we have failed to release certain new products and upgrades on time. These delays may result in:

•	customer dissatisfaction;

•	cancellation of orders and license agreements;

•	monetary penalties for delays in delivery;

•	negative publicity;

•	harm to our reputation;

•	loss of revenues;

•	slower market acceptance; or

•	legal action by customers against us.

In addition, any inability to perform our services in a timely and satisfactory manner would likely have similar effects. Our business may be harmed if we are unable to develop and release our products and/or solutions or perform our services in a timely manner.

OUR PROPRIETARY RIGHTS MAY BE INADEQUATELY PROTECTED AND THERE IS A RISK OF INFRINGEMENT

Our success and our ability to compete depend substantially upon our internally developed technology, which we protect through a combination of patent, copyright, trade secret and trademark law. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products. In addition, current or former employees who have knowledge of our technology may seek employment with our business partners, customers or competitors. Although our employees are required to sign confidentiality agreements at the time of hire, we cannot assure you that the confidential nature of certain proprietary information will be maintained in the course of such future employment. Policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Others may develop technologies that are similar or superior to our technology. Moreover, as the functionality of products in different industry segments overlaps, we expect that our software products may in the future become subject to third-party infringement claims. Some of our competitors in the market for customer management and billing software may have filed or may intend to file patent applications covering aspects of their technology upon which they may claim our technology infringes. Any litigation, brought by us or by others, could be time consuming and costly and could divert the attention of our technical and management personnel from the business. In addition, litigation could cause product shipment delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on commercially acceptable terms, or at all, and could have a material and adverse impact on our gross margins and profitability. If a successful claim of product infringement were made against us, our business could be significantly harmed.

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WE INCORPORATE SOFTWARE LICENSED FROM THIRD PARTIES INTO OUR SOLUTION AND ANY SIGNIFICANT INTERRUPTION IN THE AVAILABILITY OF THESE THIRD-PARTY SOFTWARE PRODUCTS OR DEFECTS IN THESE PRODUCTS COULD HARM OUR BUSINESS

Portions of our solution incorporate software developed and maintained by third-party software vendors. We may incorporate additional software from third-party vendors and developers in our future products. Any significant interruption in the availability of these third-party software products or defects in these products or future products could harm our sales unless and until we can secure another source. We may not be able to replace the functionality provided by the third-party software currently offered with our products if that software becomes obsolete, defective or incompatible with future versions of our products or is not adequately maintained or updated. The absence of, or any significant delay in the replacement of that functionality, could result in delayed or lost sales and increased costs and could harm our business.

OUR OPERATING PLANS RELY ON OUR ABILITY TO SUCCESSFULLY MANAGE THE SIZE AND SCOPE OF OUR OPERATIONS IN INDIA

In fiscal 2003 we opened an engineering center in Bangalore, India. As of January 31, 2005, we had approximately 44 employees and 347 full-time personnel provided by an independent contracting firm at this facility. In the third quarter of fiscal 2006, we reduced this number by approximately 10 employees and approximately 95 full-time contractors. This organization is an important component of our strategy to address the business needs of our customers, increase our revenues and achieve profitability. A portion of the personnel in this organization are our employees but a substantial majority of the personnel are provided through an independent contractor. The success of this operation will depend on our ability and our independent contractor’s ability to attract, train, assimilate and retain sufficient highly qualified personnel when necessary. A disruption of our relationship with the independent contractor would adversely impact the effectiveness of the India organization and could adversely affect our operations and financial results. Failure to effectively manage and integrate these operations will harm our business and financial results.

OUR SIGNIFICANT INTERNATIONAL OPERATIONS MAKE US MORE SUSCEPTIBLE TO RISKS

For fiscal 2005, 2004 and 2003, we derived approximately 85%, 77% and 69% of our revenue, respectively, from sales outside North America. We face certain risks from doing business internationally, including, among others:

•	reduced protection for intellectual property rights in some countries;

•	licenses, tariffs and other trade barriers;

•	increased expenses in some countries;

•	fluctuations in the value of local currencies relative to the U.S. dollar and greater difficulties in collecting accounts receivable;

•	difficulties in staffing and managing foreign operations;

•	longer sales and payment cycles;

•	political and economic instability;

•	potentially adverse tax consequences;

•	compliance with a wide variety of complex foreign laws and treaties;

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•	other circumstances, such as epidemics (for example, SARS) or natural disasters affecting the applicable area or that have a dampening effect on international business or travel; and

•	variance and unexpected changes in local laws and regulations.

Historically, we have typically denominated most of our international license revenues in U.S. dollars. Commencing in fiscal 2003, we denominated a larger number of international transactions in Euros and certain other currencies when compared to the prior year (see also “Impact of Foreign Currency Rate Changes” in Item 7A “Quantitative and Qualitative Disclosures about Market Risk” below). As a result, we will face greater exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could harm our financial position and results of operations. In order to reduce the effect of foreign currency fluctuations, we may hedge our exposure on certain transactional balances that are denominated in foreign currencies through the use of foreign currency forward exchange contracts. Failure to effectively hedge foreign currency fluctuations could harm our financial results. To date we have not entered into any hedging transactions.

DISRUPTION OF TRAVEL DUE TO DISEASE, TERRORISM OR CIVIL UNREST COULD CAUSE OUR BUSINESS TO SUFFER

Because a substantial portion of our revenues are generated from a limited number of customers each quarter and a substantial majority of our revenues are generated outside the U.S., widespread disruption of travel to a region or country in which we have large customers, prospective customers or services engagements could disrupt our ability to win or perform contracts. Such disruption could occur as a result of terrorism, of disease, or as a result of political unrest or war. Inability or unwillingness by our employees to travel to an affected region could adversely affect our efforts to obtain or perform contracts, which could result in the loss of revenue and cause our business to suffer.

OUR INABILITY TO SUBLEASE OR REDUCE SURPLUS OFFICE SPACE WOULD INCREASE OUR USE OF CASH AND OPERATING EXPENSES AND ADVERSELY EFFECT OPERATING RESULTS AND OUR FINANCIAL CONDITION

We must periodically acquire and dispose of our office facilities in various locations as the number of existing and projected employees’ changes for those locations or as existing leases expire. Securing and building out facilities takes significant lead-time. Historically, because of the need to satisfy projected future expansion, the amount of space we leased was generally more than the amount required at the time. Our significant office leases have terms of between 5 and 20 years. As a result, we frequently attempt to sublease the portions of leased facilities that we do not currently need. In addition, the reductions in our workforce undertaken over the past several years have substantially reduced our facilities requirements in several locations. As a result, we are attempting to sublease the facilities that we have previously leased but do not currently need or to negotiate reductions in our rent obligations relating to those facilities or terminations of the applicable leases.

To the extent that we are unable to renegotiate the terms or terminate the applicable leases or to sublease surplus space at an amount equal to or greater than our rent obligations or to the extent sublessees fail to pay rent, we could incur greater operating expenses than we initially anticipated or included within accrued restructuring charges. Such increases in operating expenses in a period could cause us to exceed our planned expense levels and significantly adversely affect our financial results for that period. Cancellations of leases will likely result in a significant expenditure of cash and cause us to incur additional restructuring charges. Furthermore, our inability to sublease such space may adversely affect our planned uses of cash and our capital resources. Moreover, we have reduced the amount of the facilities restructuring charges we accrued by the estimated amount of sublease

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income. The assumptions we have made were based on the then current market conditions, as of each reporting period, in the various areas where we have vacant space. These market conditions can fluctuate greatly, thus causing our accrual to be inaccurate. If, in future periods, it is determined that we have over-accrued for restructuring charges related to the consolidation of facilities, the reversal of such over-accrual would have a favorable impact on our financial statements in the period this was determined. Conversely, if it is determined that our accrual is insufficient, an additional charge would have a significant unfavorable impact on our financial statements in the period this was determined.

IF THE MARKET FOR OUR PRODUCTS DOES NOT IMPROVE, WE MAY BE FORCED TO INCUR ADDITIONAL RESTRUCTURING CHARGES WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL RESULTS

For fiscal 2005 and 2003 we incurred charges of $8.1 million and $36.5 million respectively, in connection with restructuring plans implemented to reduce our cost structure. These restructuring plans were implemented in response to the continued global deferral of capital expenditures by telecommunications companies, as well as the general downturn in the economy. Further, the restructuring during fiscal 2005 was also the result of us moving from a decentralized regional general manager model to a centralized worldwide integrated sales and services model. We combined our four separate regional sales operations and four separate regional services organizations into one integrated worldwide sales and services organization. If the market for telecommunications and content service providers does not increase and capital expenditures continue to be deferred or our business otherwise continues to suffer, we may implement additional restructuring plans to further reduce our cost structure and incur additional restructuring charges. These restructuring plans may not achieve the desired benefits. Any additional restructuring charges could have a material adverse effect on our financial results.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND MANAGEMENT DUE TO DIFFICULTIES IN ASSIMILATING PERSONNEL AND OPERATIONS WHICH COULD HARM OUR PROFITABILITY

We may make acquisitions or investments in other companies, products or technologies. If we make any acquisitions, we will be required to assimilate the operations, products and personnel of the acquired businesses and train, and retain and motivate key personnel from the acquired businesses. If we fail in these efforts, we may be unable to maintain uniform standards, controls, procedures and policies. Similarly, acquisitions may cause disruptions in our operations and divert management’s attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. The issuance of equity securities for any acquisition could be dilutive to our stockholders. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

OUR HISTORICAL AND CURRENT REVENUES AND EARNINGS COULD BE ADVERSELY AFFECTED AS A RESULT OF CHANGES IN THE ACCOUNTING REVENUE RECOGNITION RULES AND INTERPRETATIONS OF THOSE RULES BY THE SEC AND OTHER ACCOUNTING AUTHORITIES

Over the past several years, the American Institute of Certified Public Accountants (“AICPA”) has issued Statement of Position (“SOP”) 97-2, Software Revenue Recognition and SOP 98-9 Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. In addition, in December 2003, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 104 (“SAB 104”) Revenue Recognition which explains how the SEC staff believes existing revenue recognition rules should be applied to or interpreted for transactions not specifically addressed by existing rules. These standards address software revenue recognition matters from a conceptual level and include implementation guidance. The issuance of new

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

interpretations by the SEC or AICPA, could lead to unanticipated reductions in recognized revenue. They could also drive significant adjustments to our business practices, including the terms of our agreements with our customers, which could result in increased administrative costs, lengthened sales cycles and other changes which could adversely affect our reported revenues and results of operations.

In addition, we currently account for the issuance of stock options under APB 25, Accounting for Stock Issued to Employees. In December 2004 the FASB issued SFAS No. 123 (revised 2004), Share Based Payment (“SFAS 123(R)”) which revised SFAS 123 and supersedes APB 25. Portal must begin applying SFAS 123(R) for its fiscal year beginning February 1, 2006. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments will no longer be an alternative. With the adoption of SFAS 123(R), our earnings could be negatively impacted. As a result, we may decide to reduce the number of stock options granted to employees or to grant options to fewer employees. This could affect our ability to retain existing employees and attract qualified candidates, and increase the cash compensation we would have to pay them.

FUTURE REGULATION OF THE INTERNET OR NEXT GENERATION COMMUNICATION SERVICES MAY SLOW THEIR GROWTH, RESULTING IN DECREASED DEMAND FOR OUR PRODUCTS AND SERVICES AND INCREASED COSTS OF DOING BUSINESS

It is possible that state and federal regulators could adopt laws and regulations that may impose additional burdens on those companies providing communications and content services. The growth and development of new services may prompt calls for more stringent consumer protection laws or for imposition of additional taxes. The adoption of any additional laws or regulations affecting communication services may slow their adoption or impose additional burdens on those companies providing such services. A decline in the growth of next generation communication services could decrease demand for our products and services and increase our cost of doing business, or otherwise harm our business.

WE ARE CURRENTLY A PARTY TO SECURITIES LITIGATION CLASS ACTION LAWSUITS WHICH, IF DETERMINED ADVERSELY, COULD NEGATIVELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

We are currently a party to a number of securities litigation class action lawsuits that are described in detail above in “Part I, Item 3. Legal Proceedings”. These legal proceedings will be expensive to conduct, and if determined adversely to us, could result in our payment of significant damages, which would harm our business and financial condition.

From time to time we may become a party to other threatened legal action including mediation arising from the normal course of business activities. An unfavorable resolution of theses matters could materially affect our future results of operations or cash flows in a particular period. In addition, the litigation has been, and may continue to be, time consuming and costly and could divert the attention of our management personnel.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS, STOCKHOLDER RIGHTS PLAN AND IN DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL AND, AS A RESULT, NEGATIVELY IMPACT OUR STOCKHOLDERS

We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, we have adopted a stockholder rights plan that would cause substantial dilution to a stockholder, and substantially increase the cost paid by a potential acquirer, who attempts to acquire us on terms not approved by

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

our Board of Directors. This could prevent us from being acquired or reduce the price paid by any potential acquirer. In addition, our certificate of incorporation grants the Board of Directors the authority to fix the rights, preferences and privileges of and issue up to 4,000,000 shares of preferred stock without stockholder action. Although we have no present intention to issue shares of preferred stock, such an issuance could have the effect of making it more difficult and less attractive for a third party to acquire a majority of our outstanding voting stock. Preferred stock may also have other rights, including economic rights senior to our common stock that could have a material adverse effect on the market value of our common stock. In addition, the following factors could also delay or prevent a change in control:

•	our classified Board of Directors;

•	certain provisions of our charter; and

•	certain provisions of our Bylaws.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. This section provides that except in certain limited circumstances a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change of control of Portal.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about Portal’s risk management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements for the reasons described under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risks Associated With Our Business and Future Operating Results.”

Interest rate sensitivity

We do not hold derivative financial instruments in our short-term investment portfolio. Our short-term investments consist of instruments rated the equivalent of Standard & Poor’s and Moody’s short-term rating A1/P1 or long-term rating of at least A/A2. This policy dictates that we diversify our holdings and limit our short-term investments to a maximum of $3 million to any one issuer.

The following table presents the amounts of cash equivalents and investments that are subject to market risk and the weighted average interest rates, by year of expected maturity for our investment portfolios. This table does not include cash because cash is not subject to market risk (In thousands, except weighted average yields; unaudited).

	Maturing Within 1 Year	Maturing Within 2 Years	Total
As of January 31, 2005:
Cash Equivalents	$4,571	$—	$4,571
Weighted Average Yield	2.92%	—	2.92%
Investments	26,118	1,501	27,619
Weighted Average Yield	1.77%	2.79%	1.82%

Total Portfolio	$30,689	$1,501	$32,190
Weighted Average Yield	1.94%	2.79%	1.98%

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

The table above includes cash equivalents and investments denominated in the United States dollar. We do not have any cash equivalents and investments denominated in foreign currencies.

Exchange rate sensitivity

During fiscal 2005, most local currencies of our international subsidiaries strengthened against the U.S. dollar. Because we translate foreign currencies into U.S. dollars for reporting purposes, currency fluctuations can have an impact on our results. For fiscal 2005, we recorded $0.8 million in foreign exchange losses as a result of remeasuring intercompany transactions from local currencies to U.S dollar compared to $1.7 million in foreign exchange gains for fiscal 2004. To date, we have not engaged in foreign currency hedging.

As a global concern, we anticipate that our sales outside the United States will increasingly be denominated in other currencies. In such event, we will face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial position and results of operations.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PORTAL SOFTWARE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	January 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$26,980	$43,020
Short-term investments	18,223	39,884
Accounts receivable, net of allowance for doubtful accounts of $257 and $ 1,857 at January 31, 2005 and 2004, respectively	22,434	29,749
Restricted short-term investments	25	2,556
Deferred cost	6,371	103
Prepaid expenses and other current assets	4,312	3,926

Total current assets	78,345	119,238

Property and equipment, net	18,370	20,848
Purchased developed technology, net	—	1,995
Restricted long-term investments	14,470	13,164
Other assets	1,438	2,910

Total assets	$112,623	$158,155

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$8,285	$5,390
Accrued salary and related expenses	12,093	8,829
Current portion of accrued restructuring costs	7,780	9,193
Accrued accounting fees	9,348	1,180
Other accrued liabilities	9,563	8,030
Taxes payable	3,545	3,660
Current portion of long-term notes payable	32	96
Deferred revenue	40,356	28,891

Total current liabilities	91,002	65,269

Long-term notes payable	2,449	1,564
Long-term deferred revenue	17,590	—
Long-term accrued restructuring costs	17,391	18,791
Other long-term liabilities	2,536	—

Total liabilities	130,968	85,624

Commitments and contingencies (Note 7)	—	—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value; 5,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 200,000 shares authorized; 42,801 and 42,038 shares issued and outstanding at January 31, 2005 and 2004, respectively	43	42
Additional paid-in capital	613,995	618,966
Accumulated other comprehensive loss	(1,027)	(647)
Notes receivable from stockholders	(5)	(61)
Accumulated deficit	(631,351)	(545,769)

Total stockholders’ equity (deficit)	(18,345)	72,531

Total liabilities and stockholders’ equity (deficit)	$112,623	$158,155

See accompanying notes.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years ended January 31,
	2005	2004	2003
Revenues:
License fees	$15,153	$39,566	$44,481
Services	78,540	87,187	76,609

Total revenues	93,693	126,753	121,090

Cost of revenues:
Cost of license fees	208	185	324
Cost of services	63,871	56,625	44,505
Amortization and impairment of purchased developed technology	1,995	2,660	4,596

Total cost of revenues	66,074	59,470	49,425

Gross margin	27,619	67,283	71,665

Operating expenses:
Research and development	37,553	30,243	35,704
Sales and marketing	44,676	45,600	51,900
General and administrative	27,841	15,472	15,747
Stock compensation (benefit) charges (1)	(7,333)	14,687	2,272
Impairment of long-lived assets and intangibles	—	—	1,956
Restructuring charges	8,141	—	36,546

Total operating expenses	110,878	106,002	144,125

Loss from operations	(83,259)	(38,719)	(72,460)
Interest and other income (expense), net	(1,758)	2,024	3,009

Loss before income taxes	(85,017)	(36,695)	(69,451)
Provision for income taxes	565	3,496	2,761

Net loss	$(85,582)	$(40,191)	$(72,212)

Net loss per share:
Basic and diluted	$(2.01)	$(1.05)	$(2.05)

Weighted average common shares:
Basic and diluted	42,519	38,163	35,278

(1)	Stock compensation charges relate to the following expense categories:

	Years ended January 31,
	2005	2004	2003
Cost of services	$(1,594)	$3,192	$475
Research and development	(2,698)	5,408	826
Sales and marketing	(2,049)	4,102	636
General and administrative	(992)	1,985	335

Total stock compensation (benefit) charges	$(7,333)	$14,687	$2,272

See accompanying notes.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Notes Receivable from Stockholders	Deferred Stock Compensation	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balances at January 31, 2002	34,989,559	$35	$536,389	$(709)	$(79)	$(335)	$(433,366)	$101,935
Components of comprehensive loss:
Net unrealized loss on investments (net of tax)	—	—	—	(574)	—	—	—	(574)
Translation adjustment and other (net of tax)	—	—	—	1,577	—	—	—	1,577
Net loss	—	—	—	—	—	—	(72,212)	(72,212)

Comprehensive loss								(71,209)

Issuance of common stock upon exercise of stock options, net of repurchases	144,056	—	381	—	—	—	—	381
Issuance of common stock pursuant to Employee Stock Purchase Plan	390,548	1	1,903	—	—	—	—	1,904
Compensation charge related to employee stock options	—	—	1,977	—	—	—	—	1,977
Amortization of deferred stock compensation	—	—	—	—	—	295	—	295
Payments on stockholder notes receivable	—	—	—	—	10	—	—	10
Issuance of common stock related to acquisition of Solution42	136,362	—	486	—	—	—	—	486
Reduction of deferred stock compensation related to terminations	—	—	—	—	—	40	—	40

Balances at January 31, 2003	35,660,525	36	541,136	294	(69)	—	(505,578)	35,819
Components of comprehensive loss:
Net unrealized loss on investments (net of tax)	—	—	—	(37)	—	—	—	(37)
Translation adjustment and other (net of tax)	—	—	—	(904)	—	—	—	(904)
Net loss	—	—	—	—	—	—	(40,191)	(40,191)

Comprehensive loss								(41,132)

Issuance of common stock upon exercise of stock options, net of repurchases	1,535,690	1	5,693	—	—	—	—	5,694
Issuance of common stock pursuant to Employee Stock Purchase Plan	313,199	—	1,468	—	—	—	—	1,468
Compensation charge related to employee stock options	—	—	14,687	—	—	—	—	14,687
Amortization of deferred stock compensation	—	—	—	—	2	—	—	2
Payments on stockholder notes receivable	—	—	—	—	6	—	—	6
Issuance of common stock related to registered offering	4,528,302	5	55,982	—	—	—	—	55,987

Balances at January 31, 2004	42,037,716	42	618,966	(647)	(61)	—	(545,769)	72,531
Components of comprehensive loss:
Net unrealized loss on investments (net of tax)	—	—	—	(72)	—	—	—	(72)
Translation adjustment and other (net of tax)	—	—	—	(308)	—	—	—	(308)
Net loss							(85,582)	(85,582)

Comprehensive loss								(85,962)

Issuance of common stock upon exercise of stock options, net of repurchases	440,011	—	1,256	—	—	—	—	1,256
Issuance of common stock pursuant to Employee Stock Purchase Plan	323,440	1	1,106	—	—	—	—	1,107
Compensation charge related to employee stock options	—	—	(7,333)	—	—		—	(7,333)
Payments on stockholder notes receivable	—	—	—	—	56	—	—	56

Balances at January 31, 2005	42,801,167	$43	$613,995	$(1,027)	$(5)	$—	$(631,351)	$(18,345)

See accompanying notes.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended January 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(85,582)	$(40,191)	$(72,212)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,938	7,765	9,295
Loss on disposal of property and equipment	143	—	—
Stock compensation (benefit) charges	(7,333)	14,687	2,272
Impairment of investment	1,500	—	3,350
Restructuring charges	8,141	—	—
Amortization of purchased developed technology	1,995	2,660	3,202
Changes in operating assets and liabilities:
Accounts receivable, net	7,315	(7,282)	(144)
Deferred cost	(6,268)	—	—
Prepaid expenses and other current assets	(386)	242	514
Other assets	(28)	(286)	1,400
Accounts payable	2,895	691	620
Accrued employee benefits	3,264	8	(3,315)
Accrued accounting fees	9,199	—	—
Other accrued liabilities	3,038	(7,896)	(3,131)
Restructuring accrual	(10,954)	—	14,071
Taxes payable	(115)	—	—
Deferred revenue	29,055	4,936	(13,511)

Net cash used in operating activities	(36,183)	(24,666)	(57,589)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments	(39,513)	(136,071)	(181,997)
Sales of short-term investments	15,626	73,448	168,627
Maturity of short-term investments	47,164	49,790	56,972
Purchases of long-term investments	—	—	(1,289)
Sales and maturities of restricted long-term investments	(1,376)	2,233	3,784
Purchases of property and equipment	(4,476)	(5,439)	(6,591)

Net cash provided by (used in) investing activities	17,425	(16,039)	39,506

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net of repurchases	2,363	63,149	2,285
Payments received from stockholder notes receivable	56	8	10
Repayments of notes payable	821	(19)	(18)
Principal payments under capital lease obligations	—	(11)	(587)

Net cash provided by financing activities	3,240	63,127	1,690

Effect of exchange rate on cash and cash equivalents	(522)	(904)	1,577

Net (decrease) increase in cash and cash equivalents	(16,040)	21,518	(14,816)
Cash and cash equivalents at beginning of period	43,020	21,502	36,318

Cash and cash equivalents at end of period	$26,980	$43,020	$21,502

Supplemental disclosures of cash flow information:
Interest paid	$190	$34	$149
Income taxes paid	$679	$2,299	$2,356

Supplemental disclosures of non-cash financing activity:
Issuance of common stock for acquisition of Solution42	$—	$—	$486

See accompanying notes.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies:

Nature of Business and Basis of Presentation

Portal Software, Inc. (“Portal” or the “Company”) develops, markets and supports product-based billing and revenue management software solutions primarily for global communications and media markets. The Company’s convergent platform enables service providers to deliver voice, data, video and content services with multiple networks, payment models, pricing plans and value chains. The Company markets its products worldwide through a combination of a direct sales force and distribution partners. Substantially all of the Company’s license revenues have been derived from sales of its Portal Infranet® product line.

Fiscal year

The Company adopted a 52/53 week fiscal accounting year commencing with the 2004 fiscal year. Each quarter consists of 13 weeks ending on a Friday. Fiscal 2005 began on January 31, 2004, the day following the last day of fiscal 2004, and ended on January 28, 2005. Accordingly, all references as of and for the period ended January 31, 2005 reflect amounts as of and for the period ended January 28, 2005. All references as of and for the period ended January 31, 2004 reflect amounts as of and for the period ended January 30, 2004.

Restatement of Quarterly Financial Statements

Portal has restated its previously reported unaudited quarterly financial statements for fiscal 2005 for the impact of errors principally related to accounting for revenue, the accounting for deferred costs on large fixed price consulting services projects, the accounting for certain international withholding and payroll taxes, and the impact of a number of individually insignificant adjustments (the “Restatement”).

The decision to restate these consolidated financial statements was made by the Company’s management and Audit committee in consultation with the Company’s independent registered public accounting firm, as a result of the Company’s identification of certain individually, and in the aggregate, material errors in such financial statements.

The information included in this Form 10-K sets forth the effects of the Restatement on the previously reported financial statements for the affected quarters of fiscal 2005. Accordingly, the financial statements for the periods ended April 30, 2004, July 31, 2004 and October 31, 2004 that have been included in the Company’s Quarterly Reports on Forms 10-Q or 10-Q/A filed with the Securities and Exchange Commission on September 13, 2004, September 13, 2004 and April 25, 2005, respectively, or included in previous announcements should not be relied upon.

Principles of Consolidation

The consolidated financial statements include the accounts of Portal and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency

The Company considers the functional currency of its foreign subsidiaries to be the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date and

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

revenue, costs and expenses are translated at average rates of exchange in effect during the relevant period. Translation gains and losses are reported within accumulated other comprehensive loss. For fiscal 2005, the Company recorded $0.8 million in net foreign exchange losses primarily as a result of re-measuring foreign denominated amounts to the functional currency. Net foreign exchange gains were $1.7 million and $0.4 million for fiscal 2004 and 2003, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but are not limited to, revenue recognition which includes projected estimated time to completion on service contracts, allowances for doubtful accounts, realization and/or impairment of long-lived assets, restructuring accruals and income taxes. These estimates are based upon information available as of the date of the financial statements. Actual results could differ materially from those estimates.

Revenue Recognition

Revenues are derived primarily from contracts with global communications and media market companies and consist of software license fees, professional services, engineered solutions, and maintenance and support fees. Software license revenue is comprised of perpetual or multi-year (“term”) license fees. Fees from professional services are derived from the following services: implementation services, operational support services, business consulting and training. Fees from engineered solutions are derived from products or functionality developed for customers. Maintenance and support fees are derived from agreements that provide technical support and include the right to unspecified upgrades on a when-and-if available basis.

Though the Company enters into single element arrangements to provide professional services and engineered solutions on a stand-along basis, it frequently enters into multi-element arrangements involving software licenses, related maintenance and support, professional services and, to a lesser extent, engineered solutions. As a result, the Company generally recognizes revenue pursuant to the requirements of Statement of Position (“SOP”) 97-2, Software Revenue Recognition and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to Certain Transactions and related amendments. Under these pronouncements, revenue is recognized when the following conditions (“Basic Criteria”) exist:

•	Persuasive evidence of an arrangement exists;

•	The fee is fixed or determinable;

•	Delivery has occurred;

•	Collectibility is probable.

The Company requires the following evidence of arrangement prior to the recognition of revenue:

•	Software License—executed software license agreement and a customer purchase order (where required by the customer);

•	Professional Services—executed professional services agreement, statement of work and a customer purchase order (where required by the customer);

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Engineered Services—executed engineering services agreement, statement of engineering and a customer purchase order (where required by the customer);

•	Maintenance and Support Services—executed software license agreement or maintenance support agreement and (a) a customer purchase order (where required by the customer) or (b) receipt of customer payment (for renewals only).

The Company’s typical payment terms require customer payment within thirty to sixty days. The Company considers payment terms which exceed six months to be extended payment terms. When extended payment terms are present in an arrangement, the underlying revenue is deferred until such payments are received assuming all other conditions for recognition have been met.

The Company reviews the creditworthiness of each customer to determine if collectibility is probable. The determination of the creditworthiness requires the exercise of judgment, which affects the Company’s revenue recognition. If a customer is deemed not to be creditworthy, all revenue under arrangements with that customer is deferred until cash is received.

Software is considered to be delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software and customer acceptance criteria, if any, has been met.

The Company does not recognize revenue on products or services sold through resellers until evidence of an arrangement between the reseller and the end user has been received by the Company. The Company considers all of the following as evidence of this arrangement:

•	An executed agreement between the Company and reseller;

•	A purchase order from the reseller that includes specific end user information; and

•	A copy of the agreement between the reseller and end user and/or an end user purchase order to the reseller.

Single Element Arrangements:

Maintenance and support renewals

Revenue from maintenance and support renewals is deferred and recognized as service revenue on a straight line basis over the life of the related agreement, which is typically one year.

Professional Services

Revenue from professional services contracts, including both fixed price and time and materials arrangements, is recognized in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) Number 104, Revenue Recognition (“SAB 104”). The Company recognizes revenue from service contracts without customer acceptance provisions as the services are performed. If the contract includes customer specific acceptance provisions, including milestones, the revenue and associated direct costs, to the extent realizable, are deferred until customer acceptance.

Upon attainment of contractual milestones and formal customer acceptance, amounts billable upon milestone achievement and acceptance are recognized as revenue. Revenue recognized upon milestone

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

achievement may not exceed the amount of revenue that would be recognized on a proportional performance basis as measured by the relationship between contract costs incurred to date and the estimated total costs. The Company periodically reviews the estimated total contract costs during the life of the contract. In the event that a milestone has not been reached or customer acceptance has not been obtained, the revenue and associated direct costs, to the extent realizable, are deferred until milestone achievement. In the event the estimates of total costs under a fixed price contract indicate that a loss will result on a contract, the Company promptly accrues the entire estimated loss (see Cost of Revenues).

Engineered Solutions

Engineered solutions arrangements where the Company has no intent to make the underlying functionality generally available to other customers are recognized under Accounting Research Bulletin (“ARB”) Number 45, Long Term Construction-Type Contracts (“ARB 45”), and SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts (“SOP 81-1”). If the Company has determined that its engineered solutions will be made generally available to other customers, revenue from these arrangements is recognized in accordance with SOP 97-2, SOP 98-9 and related amendments similar to the recognition of license fees described below in the License, Maintenance and Support and Professional Services section.

Based upon Portal’s engineered solutions development process, technological feasibility is established upon the completion of a working model. Costs incurred by Portal between the completion of the working model and the point at which the product is delivered to the customer are insignificant. Therefore, costs to develop software to a stage to be made generally available to other customers are charged to research and development as incurred.

Multi-Element Arrangements:

Our revenue arrangements frequently include multiple elements consisting of a combination of software licenses, professional services and maintenance and support, and, on occasion, engineering services.

Assuming Basic Criteria and all other revenue recognition requirements are met, license revenue in multiple element arrangements is recognized upon delivery using the residual method in accordance with SOP 98-9. Under the residual method, the Company must establish Vendor Specific Objective Evidence of Fair Value (“VSOE”) for each undelivered element. VSOE is based upon pricing for those elements when they are sold separately or set by management having the proper authority prior to being sold separately.

License and Maintenance and Support, without Professional Services

License fee arrangements are always sold with maintenance and support for an initial period, typically one year. The Company has maintained VSOE for maintenance and support for all periods presented based on the pricing when sold separately. The Company regularly assesses consistency of pricing for maintenance and support arrangements and has maintained VSOE during all periods presented. Revenue from maintenance and support fees are deferred and recognized as service revenue on a straight line basis over the life of the related agreement which is typically one year. The residual amount is recognized as license revenue upon license delivery.

License, Maintenance and Support and Professional Services

The Company often sells its software license arrangements and maintenance and support services in connection with professional services. Through the first fiscal quarter of fiscal 2005, the Company maintained

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

VSOE for consulting services in principal countries where the Company performed business, and as a result, generally recognized license fee revenues upon delivery using the residual method assuming all of the following conditions were met:

•	The Basic Criteria (discussed above);

•	VSOE existed for all undelivered elements;

•	Payment of the license fee was not dependent upon the performance of services;

•	The services were not essential to the functionality of the software; and

•	The Company was able to reasonably estimate the efforts required under the professional services arrangement.

At the beginning of the first quarter of fiscal 2005, the Company’s Chief Operating Officer resigned resulting in increased discretion over professional services pricing by regional general managers. Additionally, the Company concurrently launched an initiative to improve the gross margins on its professional services’ projects. As part of this initiative, the Company hired experienced professional services managers and focused project pricing around minimum margin thresholds, rather than on Company published price lists. As a result of these changes, subsequent to the first quarter of fiscal 2005, the Company ceased to maintain VSOE for consulting and training services. Subsequent to maintaining VSOE for consulting and training services, license and professional services revenue are recognized in accordance with SOP 97-2 paragraph 12. Under paragraph 12, when there are undelivered elements for which VSOE of fair value does not exist (e.g. consulting services), revenue from all elements of the arrangement shall be deferred until undelivered elements without VSOE have been fully delivered. Once undelivered elements without VSOE have been delivered, all fees, except fees related to undelivered elements for which VSOE exists, shall be recognized (assuming all other revenue recognition criteria have been met) and fees related to remaining undelivered elements for which VSOE does exist (e.g. maintenance and support) shall be recognized as the services are delivered.

Cost of Revenues

Items Included in Cost of Revenues

License

The Company considers royalty obligations related to third-party technology included in or sold with the Company’s products to be its cost of license revenue. These costs are expensed in the period the obligation is incurred. These costs are generally low compared to license revenues at 1% to 2% of license revenues.

Professional Services and Engineered Solutions not Intended to be Made Generally Available

The Company considers those costs which are directly related to and identifiable with maintenance and support, professional services and engineered solutions not intended to be made generally available to be part of its cost of services. These costs include salary, payroll taxes, employee benefits and bonuses for Portal employees and the cost of third party contractors directly providing technical support under maintenance and support agreements and consulting, training, application management services and engineered solutions under professional services or engineering agreements. The Company also includes travel costs incurred by Portal employees and third-party consultants incurred in the performance of these engagement services in its cost of services.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Corporate allocation of IT, facilities and professional services group management costs are excluded from cost of services and included in operating expenses.

Engineered Solutions Intended to be Made Generally Available

The Company considers costs which are directly related to and identifiable with engineered solutions arrangements where the Company intends to make the underlying product or functionality delivered under its engineered solutions generally available to other customers to be product development costs. These costs are included in research and development expenses in the Company’s financial statements.

Deferral of Costs of Revenue

License

The Company does not generally defer its costs of license revenue.

Professional Services and Engineered Solutions not Intended to be Made Generally Available

The Company defers costs directly related to and identifiable with professional services and engineering solutions not intended to be made generally available when all of the following conditions are met:

•	Costs incurred exceed revenues recognized to date due to the following:

•	A billing milestone has not been completed and accepted by the customer or the milestone acceptance billings as a percentage of the total revenue is significantly less than the level of effort involved in achieving the milestone, or

•	The project is part of a multiple element engagement including license, PCS and consulting services and revenue is being deferred until completion of the consulting services engagement,

•	There is probable and objectively supportable evidence that the project will result in a positive margin upon completion,

•	There is probable and objectively supportable evidence that deferred costs will be recovered through deferred revenue or future billings, and

•	There is no uncertainty that Portal will be able to complete the project and that the customer will meet its payment obligations.

Engineered Solutions Intended to be Made Generally Available

Under the Company’s development process for engineered solutions intended to be made generally available, technological feasibility is established upon the completion of a working model. Costs incurred by Portal between the completion of the working model and the point at which the product is made generally available and delivered to the customer are insignificant. Therefore, costs incurred to develop engineered solutions to a stage to be made generally available to other customers are charged to research and development as incurred.

Cost/Loss Accruals

In accordance with SOP 97-2, when the Company’s project estimates indicate that a loss or negative margin is expected to result upon the completion of a project which is part of a multiple element arrangement (based on

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

direct and identifiable costs as defined above), the Company accrues costs in an amount to bring the net negative margin of the project recognized to date up to the amount of the expected negative net margin upon completion. Additionally, the Company follows the same loss accrual process on stand-alone consulting services arrangements as a matter of policy under an analogy to Statement of Financial Accounting Standards (“SFAS”) Number 5, Accounting for Contingencies (“SFAS 5”).

Research and Development

Research and development expenditures are generally charged to operations as incurred. SFAS Number 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on Portal’s product development process, technological feasibility is established upon the completion of a working model. Costs incurred by Portal between the completion of the working model and the point at which the product is ready for general release have been insignificant. Therefore, through January 31, 2005, Portal has charged all such costs to research and development expense in the period incurred.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short-term investments and trade accounts receivable. The Company’s investment policy limits the amount of credit risk exposure to any one issuer. The Company is exposed to credit risks in the event of default by the issuers to the extent of the amount recorded on the balance sheet.

Substantially all of the Company’s software and services have been sold in global communications and media markets, including to mobile wireless companies, broadband, electronic content and Internet access companies, as well as other Internet and e-commerce companies. Accordingly, adverse economic trends affecting the communications industry, media and internet markets may increase credit risk in trade accounts receivable. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. The Company performs ongoing credit evaluations of the financial condition of its customers. The Company does not require collateral.

Affiliates majority owned by Vodafone Group Plc (“Vodafone”), as publicly reported by Vodafone, accounted for 23%, 31% and 19% of total revenues for fiscal 2005, 2004 and 2003, respectively. No individual Vodafone affiliate or other customer accounted for more than 10% of revenues during fiscal 2005, 2004 and 2003. Net accounts receivable from affiliate’s majority owned by Vodafone were $3.4 million which represents 15% of net accounts receivable as of January 31, 2005.

Guarantees

The Company’s license agreements include indemnification for infringement of third-party intellectual property rights. The Company’s software license agreements also generally include a warranty that its software products will substantially operate as described in the applicable program documentation for a period of 90 days after delivery. The Company also warrants that services it performs will be provided in a manner consistent with industry standards. To date, the Company has not incurred any material costs associated with its warranties and no amounts have been accrued relating to indemnification obligations or warranties, as the Company does not believe any losses are probable. The Company has letters of credit issued totaling $12.0 million related to its leased facilities, two bank guarantees for $1.4 million to support outstanding loans secured by buildings owned

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

by the Company and $1.1 million for a bank guarantee issued in support of the Company’s compliance with performance obligations to a customer. In the event the Company defaults on the terms of the underlying agreements, the beneficiaries may draw on these letters of credit. The requirements to maintain the letters of credit correspond to the terms of the underlying agreements which expire at various dates through 2021. The Company’s outstanding letters of credit and bank guarantees are included in restricted long-term investments on the consolidated balance sheet.

As permitted under the Company’s Restated Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, the Company has entered into agreements whereby it indemnifies its directors and certain of its other key managers for certain events or occurrences while the manager or director is, or was, serving at the Company’s request in such capacity.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts at an amount estimated to be sufficient to cover the risk of collecting less than full payment on the receivable. This allowance for bad debts is based upon a combination of specific identification of likely and probable losses and an estimate of future losses based on historical experience. The Company reviews its accounts receivable and reassesses the estimates of collectibility each quarter. If the historical data used to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be required.

Segment Information

The Company operates solely in one business segment, the development and marketing of business software and related services. The Company’s foreign operations consist of sales, marketing and support activities through its foreign subsidiaries and an overseas reseller network as well as an engineering and development center in India. The Company’s Chief Executive Officer has responsibility as the chief operating decision maker (“CODM”) as defined by SFAS Number 131, Disclosures about Segments of an Enterprise and Related Information. The CODM reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues and certain direct expenses by geographic region for purposes of making operating decisions and assessing financial performance. The Company’s assets are primarily located in its corporate office in the United States and are not allocated to any specific region. Therefore the Company does not produce reports for, or measure the performance of, its geographic regions based on any asset-based metrics. As a result, geographic information is presented only for revenues.

The following summarizes revenues by region and as percentage of total revenue, (dollars in thousands, unaudited):

	Year Ended January 31,
	2005	% Revenue	2004	% Revenue	2003	% Revenue
	(in thousands, except percentages)
Geographical revenues

United States and Canada International	$13,646	15%	$28,553	23%	$37,590	31%
EMEA	$55,068	59%	71,700	57%	$64,100	53%
Rest of world	$24,979	27%	26,500	21%	$19,400	16%

Total International	$80,047	85%	98,200	77%	$83,500	69%

Total revenues	$93,693	100%	126,753	100%	$121,090	100%

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues for EMEA are defined as revenue from Europe, Middle East and Africa. Rest of World revenues are defined as revenue from Asia-Pacific, Japan, Central and South America and Mexico.

Fair Value of Financial Instruments

The fair value of short-term and long-term notes payable and short-term and long-term capital lease obligations is estimated based on current interest rates available to Portal for debt instruments with similar terms, degrees of risk and remaining maturities. At January 31, 2005 and 2004, the carrying values of these obligations approximate their respective fair values. The fair value of debt securities were based on quoted market prices, and pricing models should generally approximate the actual values that could have been realized as of year-end but may not be representative of the values to be realized in the future.

Advertising

Portal expenses advertising costs as incurred. Advertising expenses were approximately $0.1 million for both fiscal 2005 and 2004, respectively. There were no advertising expenses recorded for fiscal 2003.

Cash, Cash Equivalents, Short-Term and Long-Term Investments

The Company considers all highly liquid, low-risk debt instruments with an original maturity at the date of purchase, of three months or less to be cash equivalents. At January 31, 2005 and January 31, 2004, cash equivalents and short-term investments consisted primarily of commercial paper, corporate notes, money market funds and government securities.

The Company classifies, at the date of acquisition, its cash equivalents and short-term investments as available-for-sale in accordance with the provisions of SFAS Number 115, Accounting for Certain Investments in Debt and Equity Securities. Securities are reported at fair market value, with the related unrealized gains and losses included within stockholders’ equity. Realized gains and losses are recorded using the specific identification method, are recorded in interest and other income (expense), net and are immaterial for all periods presented. Declines in value on available-for-sale securities judged to be other than temporary are recorded in interest and other income (expense), net. None of the Company’s investments are deemed impaired as of January 31, 2005, as substantially all of our investments are investment grade government and corporate debt securities that have maturities of less than three years, and we have both the ability and intent to hold the investments until maturity.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes Portal’s cash, cash equivalents and investments (in thousands):

	January 31,
	2005	2004
Cash and cash equivalents:
Cash	$25,928	$24,499
Money market funds	1,052	11,927
Commercial paper	—	6,594

Total cash and cash equivalents	26,980	43,020

Short-term investments:
Corporate notes	13,882	8,384
U.S. Government securities	4,341	31,500

Total short-term investments	18,223	39,884

Restricted short-term investments:
Cash	25	57
U.S. Government securities	—	2,499

Total restricted short-term investments	25	2,556

Restricted long-term investments:
Cash	605	—
Money market funds	4,469	5,171
Corporate notes and commercial paper	—	7,993
U.S. Government securities	9,396	—

Total restricted long-term investments	14,470	13,164

Total cash, cash equivalents and investments	$59,698	$98,624

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Available-For-Sale Securities

	Amortized Cost	Gross Unrealized		Fair Value
		Gain	Loss
January 31, 2005
Corporate notes	$13,923	$—	$(41)	$13,882
U.S. Government securities	13,763	—	(26)	13,737

Total available for sale debt securities	$27,686	$—	$(67)	$27,619

Amounts included in short-term investments	$18,272	$—	$(49)	$18,223
Amounts included in restricted long-term investments	9,414	—	(18)	9,396

Total available for sale debt securities	$27,686	$—	$(67)	$27,619

January 31, 2004
Commercial paper	$6,594	$—	$—	$6,594
Corporate notes	16,366	18	(8)	16,376
U.S. Government securities	34,005	8	(13)	34,000

Total available for sale debt securities	$56,965	$26	$(21)	$56,970

Amounts included in cash and cash equivalents	$6,594	$—	$—	$6,594
Amounts included in short-term investments	39,879	26	(21)	39,884
Amounts included in restricted short-term investments	2,499	—	—	2,499
Amounts included in restricted long-term investments	7,993	—	—	7,993

Total available for sale debt securities	$56,965	$26	$(21)	$56,970

The estimated fair value of short-term investments classified by date of maturity is as follows (in thousands):

	January 31,
	2005	2004
Due within one year	$26,118	$28,287
Due within two years	1,501	14,096
Restricted investments	(9,396)	(2,499)

Total short-term investments	$18,223	$39,884

Restricted investments represent collateral for outstanding letters of credit and bank guarantees. The collateral amounts required by the issuing banks are in excess of the face value of the letters of credit and bank guarantees in order to account for potential fluctuations in the value of the underlying investments and exchange rates. As of January 31, 2005, restricted long-term investments of $14.5 million represented collateral for four letters of credit and three bank guarantees. As of January 31, 2005, the four letters of credit requiring collateral of $12.0 million were issued in lieu of a cash security deposit for a Company facility, are renewable annually and expire on various dates from April 15, 2006 through March 5, 2021. Two bank guarantees requiring collateral of $2.5 million relate to outstanding loans secured by buildings owned by the Company and expire on January 1, 2011 and December 31, 2017. The other bank guarantee requiring collateral of $1.1 million was issued in support of the Company’s compliance with performance obligations to a customer and expires on April 15, 2006. Restricted investments consist of cash, corporate notes, commercial paper and U.S. Government securities maturing over a period of one to two years.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and Amortization

Depreciation on office and computer equipment and furniture and fixtures is computed using the straight-line method over estimated useful lives of two to seven years. Buildings are depreciated using the straight-line method over an estimated useful life of 24 years. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease term or their estimated useful lives, typically five years.

Purchased Developed Technology

Purchased developed technology is carried at cost less accumulated amortization. The purchased developed technology has been fully amortized in fiscal 2005. The following table summarizes the Company’s purchased developed technology and accumulated amortization as of January 31, 2005 and 2004.

	January 31,
	2005	2004
Gross costs	$11,628	$11,628
Accumulated amortization	(11,628)	(9,633)

Net	$—	$1,995

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets and intangible assets whenever certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators of impairment exist, the estimated future net undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognized. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated net cash flows. In fiscal 2005 the Company recorded an impairment of $1.5 million on an investment in a privately held company, reducing the carrying value of the investment to zero. The impairment loss is included in Interest and other income (expense), net in the Consolidated Statements of Operations.

During the third quarter of fiscal 2003, Portal recorded charges of $2.9 million in impairment of assets related to computer equipment and software that were abandoned. Of the total impairment charge, $1.4 million was related to third-party software for which some of the functionality was previously integrated into Portal’s product. The entire software was abandoned after Portal re-assessed its need for the software and decided against further integration due to the reductions in workforce. The impairment of this software is included in Amortization and Impairment of Purchased Developed Technology in the Consolidated Statements of Operations. The remaining $1.5 million in impairment of computer equipment is included in Impairment of long-lived assets and intangibles in the Consolidated Statements of Operations.

In the fourth quarter of fiscal 2003, we issued 136,362 shares valued at $0.5 million to the former Solution42 shareholders under the terms of the original purchase agreement, resulting in an additional goodwill impairment charge during the quarter. We acquired Solution42 in November 2000. This impairment charge is included in Impairment of Long-lived Assets and Intangibles in the Consolidated Statements of Operations.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Loss Per Share

In accordance with SFAS Number 128, “Earnings Per Share”, basic and diluted net loss per share have been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase.

The following table presents the calculation of basic and diluted net loss per share for each of the three years in the period ended January 31, 2005 (in thousands, except per share data):

	Years ended January 31,
	2005	2004	2003
Basic and diluted:
Net loss	$(85,582)	$(40,191)	$(72,212)

Weighted average shares of common stock outstanding	42,519	38,170	35,292
Less: Weighted-average shares subject to repurchase	—	(7)	(14)

Weighted average shares used in computing basic and diluted net loss per share	42,519	38,163	35,278

Net loss per share	$(2.01)	$(1.05)	$(2.05)

Portal has excluded outstanding stock options from the calculation of diluted loss per share because all such securities are antidilutive for all periods presented. The total number of shares under options excluded from the calculations of diluted net loss per share was 793,736 for fiscal 2005, 2,617,216 for fiscal 2004, and 693,145 for fiscal 2003. Such options, had they been dilutive, would have been included in the computations of diluted net loss per share using the treasury stock method. See Note 6 for further information on these securities.

Stock-Based Compensation

Portal has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) Number 25 (“APB 25”), Accounting for Stock Issued to Employees and related interpretations in accounting for its employee and director stock-based awards. An alternative method prescribed by SFAS Number 123, Accounting for Stock-Based Compensation, (“SFAS 123”), as amended by SFAS Number 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”), encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock-based awards. Under APB 25, Portal does not recognize compensation expense with respect to such awards if the exercise price equals or exceeds the fair value of the underlying security on the date of grant and other terms are fixed.

Portal estimates fair value based on the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, this option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. Because Portal’s stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the preparation of the notes to the financial statements for the year ended January 31, 2005, we determined that our pro forma net losses reported under SFAS 123 for previous fiscal years, as previously reported, were overstated primarily as a result of calculation errors, principally, addition of the fair value of repriced options twice and inclusion of the fair value of stock options forfeited. Accordingly, pro forma net loss reported under SFAS 123 for the years ended January 31, 2004 and 2003, presented in the tables below, has been revised. These revisions had no effect on our previously reported results of operations or financial condition.

Summarized below are the pro forma effects on net loss and net loss per share as if Portal had elected to use the fair value approach prescribed by SFAS 123 (in thousands, except per share amounts):

	Years Ended January 31,
	2005	2004	2003
Net loss, as reported	$(85,582)	$(40,191)	$(72,212)
Add: Stock-based employee compensation included in reported net loss	(7,333)	14,687	2,272
Deduct: Stock-based employee compensation expense determined under the fair value method for all stock option grants (SFAS 123)	(6,441)	(9,499)	(13,495)

Pro forma net loss	$(99,356)	$(35,003)	$(83,435)

Basic and diluted net loss per share:
As reported	$(2.01)	$(1.05)	$(2.05)

Pro forma	$(2.34)	$(0.92)	$(2.37)

Number of shares used	42,519	38,163	35,278

The fair value of options granted was estimated using the following weighted-average assumptions:

	Options			Employee Stock Purchase Plan
	Years Ended January 31,			Years Ended January 31,
	2005	2004	2003	2005	2004	2003
Risk-free interest rate	3.6%	3.5%	4.0%	2.0%	1.1%	2.3%
Expected life (years)	4.5	4.5	4.5	0.5	0.8	1.0
Volatility	106%	110%	90%	67%	110%	90%
Dividend yield	0%	0%	0%	0%	0%	0%

The weighted average fair value, per share, of options granted for the years ended January 31, 2005, 2004, and 2003 was $3.31, $6.58, and $2.55, respectively. The weighted average fair value, per share, of stock granted for the employee stock purchase plan for the years ended January 31, 2005, 2004, and 2003 was $3.43, $4.44, and $2.77, respectively.

Recent Accounting Pronouncements

Identification of Impaired Investments

In March 2004, the Financial Accounting Standards Board (“FASB”) approved the consensus reached on Emerging Issues Task Force (“EITF”) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). EITF 03-1 provides new guidance for evaluating impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are determined to be other-than-temporarily impaired. In September 2004, the FASB approved the issuance of a FASB Staff Position to delay the requirement to record impairment losses under EITF 03-1.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment under EITF 03-1. In November 2005, the FASB issued FASB Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP 115-1”), superseding EITF 03-1. FSP 115-1 replaced the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 will be effective for other-than-temporary impairment analyses conducted in periods beginning after December 15, 2005.

As substantially all of our investments are investment grade government and corporate debt securities that have maturities of less than 3 years, and we have both the ability and intent to hold the investments until maturity, we do not expect FSP 115-1 to have a material impact on our financial position and results of operations.

Share Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”) which revises SFAS 123 and supersedes APB 25. In April 2005, the Securities and Exchange Commission (‘SEC”) amended Regulation S-X to modify the date for compliance with SFAS No. 123(R). The provisions of SFAS No. 123(R) must be applied beginning with the first interim or annual reporting period of the first fiscal year beginning on or after June 15, 2005, which for the Company is February 1, 2006 (the “Effective Date”). SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. Beginning on the Effective Date, the Company must (i) expense all options granted after the Effective Date over the applicable vesting period, and (ii) expense the non-vested portions of existing option grants going forward over their remaining vesting period. Compensation expense for the non-vested portions of existing option grants as of the Effective Date will be recorded based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS 123. Under SFAS 123(R), the Company is required to adopt a fair value-based method for measuring the compensation expense related to employee stock and stock options awards, which will lead to substantial additional compensation expense. Any such expense, although it will not affect the Company’s cash flows, will have a material negative impact on the Company’s reported results of operations.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle and requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine the effect of a change. SFAS 154 also makes a distinction between ‘retrospective application’ of an accounting principle and the ‘restatement’ of financial statements to reflect the correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material effect on the Company’s consolidated financial statements.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2. Balance Sheet Details

Property and equipment is recorded at cost and consists of the following (in thousands):

	January 31,
	2005	2004
Land and buildings	$2,582	$2,458
Office and computer equipment	39,202	35,365
Furniture and fixtures	2,295	2,258
Leasehold improvements	9,179	8,663

	53,258	48,744
Accumulated depreciation and amortization	(34,888)	(27,896)

Property and equipment, net	$18,370	$20,848

During fiscal 2005, 2004 and 2003, depreciation expense amounted to $7.0 million, $7.3 million and $9.0 million, respectively.

Deferred revenue is comprised of:

	January 28, 2005	January 30, 2004
Short term deferred license	$10,963	$5,834
Short term deferred professional services	11,108	5,140
Short term deferred support	16,533	17,917
Short term deferred engineered solutions	1,752	—

Total short term deferred revenue	$40,356	$28,891

Long term deferred license	$2,943	$—
Long term deferred professional services	3,160	—
Long term deferred support	1,964	—
Long term deferred engineered solutions	9,523	—

Total long term deferred revenue	$17,590	$—

	January 28, 2005	January 30, 2004	January 31, 2003
Short term deferred revenue	$10,963	$5,834	$5,264
Short term deferred services	29,393	23,057	18,691

Total short term deferred revenue	$40,356	$28,891	$23,955

Long term deferred revenue	$2,943	$—	$—
Long term deferred services	14,647	—	—

Total long term deferred revenue	$17,590	$—	$—

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3. Restructuring

Fiscal 2005 Restructuring Activities:

In the third quarter of fiscal 2005, the Company’s Board of Directors approved the implementation of a plan to restructure operations, the Fiscal 2005 Restructuring Plan (“Fiscal 2005 Plan”). This plan combined four separate regional sales operations and services organizations into one integrated worldwide sales and services organization, and included reductions in the Company’s worldwide workforce of approximately 65 employees. This change was designed to support a focus on key customers and target markets, reduce costs and strengthen the connection between the Company and its customers. In addition to a reduction in personnel, the Company specifically identified facilities to be vacated internationally as part of the Fiscal 2005 Plan. The Company vacated these facilities during the third quarter of fiscal 2005. Prior to vacating these facilities, or portions thereof that the Company intends to sublease, rental expense continued to be included in operating expenses. The charge associated with this restructuring activity was $4.1 million and was primarily comprised of $3.1 million in severance related expenses, $0.8 million in facilities expenses and $0.2 million in other expenses. Associated severance payments were subsequently paid through the end of the second quarter of fiscal 2006. The third quarter restructuring charge for the Fiscal 2005 Plan was offset by a restructuring benefit of $4.6 million from the release of a prior restructuring plan provision due to the reoccupation by Portal personnel of certain formerly vacated facilities, resulting in a net restructuring benefit of $0.5 million in the third quarter of fiscal 2005.

During the fourth quarter of fiscal 2005, the Company undertook a comprehensive review of leased properties restructured under prior years’ restructuring plans approved by the Company’s Board of Directors. In light of ongoing high vacancy rates of commercial office space in the geographic markets in which the Company leases facilities, the Company revised its estimates of future sublease opportunities for major leased and partially occupied properties in Cupertino, California and Slough, UK. Accordingly, after consultation with its professional commercial property advisors the Company revised its estimates for the market opportunities and increased the length of time required to obtain suitable subtenants or terminate leases at these locations. Subsequent to this market review, on February 17, 2006 the Company entered into a lease termination agreement with Symantec Corporation, which purchased both of the Company’s leased Cupertino properties from the current landlord. This agreement will allow the Company to eliminate the future lease liability for both leased Cupertino facilities over a future period of time, beginning in fiscal 2007, upon meeting certain conditions. The Company adjusted its future lease liability estimates at the end of fiscal 2005 to reflect this subsequent event. The net additional restructuring charge due to changes in prior estimates and the subsequent lease termination agreement with Symantec resulted in a net charge of $8.6 million in the fourth quarter of fiscal 2005. The total net restructuring charge recorded in fiscal 2005 related to leased facilities, abandoned property, and severance costs associated with headcount reductions recorded was $8.1 million.

Restructuring Activities subsequent to fiscal 2005

In the third quarter of fiscal 2006, the Company’s Board of Directors approved a plan of termination and general restructuring. Under the plan, the Company terminated approximately 50 employees located in the United States and international countries. The restructuring also included a reduction of approximately 95 international contractors engaged by Portal. In connection with the completion of recent product development milestones, this plan will streamline the Company’s organization to match with business demands. We completed the majority of the reductions in the third quarter of fiscal 2006. These activities resulted in a total restructuring charge of approximately $1.4 million, including one-time severance and benefit expenses of approximately $1.1 million, one time charges of $0.2 million related to the early retirement of certain fixed assets, and one-time

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

legal, accounting and other associated operating expenses of approximately $0.1 million. In addition to the restructuring charge, an additional $0.2 million contract cancellation charge was incurred as a result of reducing the size of our contracted workforce in Bangalore, India. The majority of the restructuring and related charges were recognized in the third quarter of fiscal 2006. In addition, associated cash expenses of approximately $2.0 million were paid over the third and fourth quarters of fiscal 2006.

Fiscal 2003 Restructuring Activities:

In July 2002, our Board of Directors approved and the Company began implementation of a plan to effect a change in its operations and cost structure to more fully align with its revised business strategy requiring a greater focus on the needs of diversified telecommunications service providers. The plan included a reduction in workforce of approximately 250 employees, facilities reductions and asset write-offs. We recorded restructuring charges of $36.6 million for fiscal 2003. The restructuring charges included approximately $6.2 million of severance related amounts, $17.1 million of committed excess facilities, primarily related to lease expenses net of anticipated sublease income, $11.7 million in asset write-offs and $1.6 million for other costs.

The fiscal 2003 restructuring plan specifically identified facilities to be vacated, throughout North America and internationally in Germany, Japan and the United Kingdom. Portal vacated the facilities on various dates, as planned, through September 2002. A portion of Portal’s headquarters was also vacated by December 2002. The planned exit dates for each facility were considered when calculating the restructuring charges. For the portion of the facilities that we continued to occupy subsequent to the plan’s approval, we have included rental costs relating to the period following the planned exit date in the restructuring charges. Prior to vacating these facilities, or portions thereof, rental expense continued to be included in operating expenses. Portal has been successful in negotiating the termination of some of its leases. The restructuring accrual reflects the terms of these agreements.

The $11.7 million in asset write-offs consisted of the following significant assets:

Leasehold improvements: As a result of the abandonment of various operating lease facilities as defined in the restructuring plans, Portal also abandoned the related leasehold improvements. Upon vacating the facilities, Portal wrote-off the net book values of the related leasehold improvements. This charge impacted its North American and European regions.

Furniture and fixtures: As a result of abandoning facilities, Portal decided to also abandon furniture and fixtures in the vacated facilities or portion of the facilities. Upon vacating the facilities and abandoning the furniture and fixtures, Portal wrote off the net book value of the abandoned assets. This charge impacted the North American and European regions.

Internally used software: As a result of the reductions in force, Portal assessed its need for the number of licenses for software currently in use. Based on existing and projected future needs at that time, Portal determined the number of licenses purchased exceeded the actual number needed. Accordingly, Portal abandoned the unused licenses and wrote-off the related portion of the license fees associated with these purchased software packages. Additionally, Portal was working on a project that utilized third-party software. Due to the reductions in force, Portal re-assessed its need for the software, and abandoned it, due to the elimination of related resources. These charges impacted the North American and European regions.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal 2002 Restructuring Activities:

In May 2001, Portal’s Board of Directors approved a plan to reduce its cost structure. The plan was a combination of a reduction in workforce of approximately 300 employees or 20% of the workforce, consolidations of facilities and asset write-offs. In October 2001, Portal’s Board of Directors approved a second restructuring plan to further reduce its cost structure in response to the continued global deferral of capital expenditures by telecommunications companies as well as the general downturn in the economy. Total restructuring charges incurred were $71.0 million, and included severance related amounts, committed excess facilities and asset write-offs.

The long-term portion of accrued restructuring costs is made up of lease payments and termination costs for vacated facilities, net of expected sublease income, and is currently expected to be paid through March 2021. Actual future cash requirements may differ materially from the accrual, particularly if actual sublease income is significantly different from sublease opportunities and income estimates derived from current market conditions and, or if we are unable to meet certain conditions of the Symantec lease termination agreement.

A summary of accrued restructuring costs is as follows (in thousands, unaudited):

	Balance January 31, 2002	Charges	Cash	Non-cash	Balance January 31, 2003
Severance	$1,950	$6,175	$(6,228)	$—	$1,897
Facilities	29,976	17,120	(10,466)	—	36,630
Asset write-offs	2,381	11,690	—	(14,071)	—
Other	674	1,561	(441)	—	1,794

	$34,981	$36,546	$(17,135)	$(14,071)	$40,321

	Balance January 31, 2003	Charges	Cash	Non-cash	Balance January 31, 2004
Severance	$1,897	$783	$(2,545)	$—	$135
Facilities	36,630	(783)	(9,711)	—	26,136
Other	1,794	—	(81)	—	1,713

	$40,321	$—	$(12,337)	$—	$27,984

	Balance January 31, 2004	Charges	Cash	Non-cash	Balance January 31, 2005
Severance	$135	$3,324	$(2,395)	$—	$1,064
Facilities	26,136	6,368	(8,466)	—	24,038
Other	1,713	(1,551)	(93)	—	69

	$27,984	$8,141	$(10,954)	$—	$25,171

Current portion of accrued restructuring costs					$7,780

Long-term accrued restructuring costs					$17,391

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The restructuring accrual for facilities as of January 31, 2005 of $24.0 million is for future minimum lease payments. If the Company is unable to find suitable sublessees for its unused facilities, the Company’s maximum exposure for future additional lease payments which are not included in the accrued restructuring amounts is an additional $26.4 million.

Note 4. Long-term Notes Payable

Liabilities assumed as part of Portal’s November 2000 acquisition of Solution42 included four long-term notes payable. The four long-term notes payable are mortgages for two facilities purchased by Solution42. Two of the loans accrue interest at 4.45% per annum. These two loans are guaranteed by a German government organization and have restrictions on the transfer of property. Principal and interest are due in December 2010 and June 2011. As of January 31, 2005, the balances due on these loans were $1.0 million and $0.9 million, respectively. The other two loans accrue interest at 5.10% and 4.88% per annum. The interest rates on these loans are fixed until 2008 and 2009, respectively, at which time the rates can be renegotiated. Principal and interest are due monthly through October 2015 and November 2024, respectively. As of January 31, 2005 the balances due on these loans were $0.3 million each.

Future minimum payments under long-term notes payable are as follows (in thousands):

Year ending January 31,
2006	$144
2007	144
2008	144
2009	144
2010	144
Thereafter	2,529

Total minimum payments	3,249
Less amount representing interest	(768)

Present value of future payments	2,481
Less current portion	(32)

Long-term portion	$2,449

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5. Commitments and Contingencies

Operating Leases

Portal leases its office facilities and some property under various operating lease agreements with terms through March 2021. Future minimum lease payments and committed future sublease income as of January 31, 2005 for all operating leases are as follows (in thousands):

Year ending January 31,	Lease Payments	Sublease Income
2006	$16,376	$2,853
2007	12,248	2,535
2008	6,398	2,616
2009	6,109	2,973
2010	3,272	1,734
Thereafter	26,812	14,750

Total minimum lease payments	$71,215	$27,461

Of the $71.2 million in non-cancelable operating leases, $48.5 million has been included in accrued restructuring expenses as of January 31, 2005.

In connection with the leases for several facilities, Portal has issued four letters of credit as deposits (see Note 1.) The four letters of credit were issued in lieu of a cash security deposit, are renewable annually and expire on various dates through March 5, 2021.

Legal Matters

On July 9, 2001, a purported class action complaint was filed in the Federal District Court Southern District of New York against Portal, certain of its officers and several underwriters of the Company’s initial public offering (“IPO”). The lawsuit alleges violations of Section 11 of the Securities Act of 1933, as amended and Section 10(b) of the Securities Exchange Act of 1934, as amended, arising from alleged improprieties by the underwriters in connection with our 1999 IPO and follow-on public offering, and claims to be on behalf of all persons who purchased Portal Software shares from May 5, 1999 through December 6, 2000. Four additional nearly identical class actions were also filed in July and August 2001 based on essentially the same facts and allegations. Specifically, the complaints allege the underwriters charged certain of their customers fees in excess of those disclosed in the prospectus and engaged in certain allegedly improper activities in connection with the distribution of the IPO shares. The complaint was subsequently amended to allege similar claims with respect to our secondary public offering in September 1999.

The cases have been consolidated into a single action, and a consolidated complaint was filed on April 19, 2002. These actions are part of the IPO Securities Litigation against approximately 300 issuers and nearly 55 underwriters alleging claims virtually identical to those alleged against the Company. The action seeks damages in an unspecified amount. A motion to dismiss addressing issues common to the companies and individuals who have been sued in these actions has been denied.

On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class

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PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

certification in the remaining cases. Plaintiffs have not yet moved to certify a class in the Portal case. The Company has approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. Among other provisions, the settlement provides for a release of the Company and the individual defendants for the conduct alleged in the action to be wrongful.

The Company would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. Pursuant to those agreements Portal’s insurers would participate in an undertaking to guarantee a minimum recovery by the plaintiffs. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers’ settlement agreement. To the extent that the underwriter defendants settle for less than $1 billion, the issuers are required to make up the difference. It is anticipated that any potential financial obligation of Portal to plaintiffs pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance.

Therefore, the Company does not expect that the settlement will involve any payment by Portal. Based on the amount of Portal’s insurance and agreement of the insurers to cover legal expenses after June 1, 2003, Portal does not anticipate additional expenses or liability if the settlement is approved. The Company currently is not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from its insurance carriers. Its carriers are solvent, and the Company is not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. If material limitations on the expected recovery of any potential financial obligation to the plaintiffs from Portal’s insurance carriers should arise, Portal’s maximum financial obligation to plaintiffs pursuant to the settlement agreement would be less than $3.4 million. On February 15, 2005, the Court granted preliminary approval of the settlement agreement, subject to certain modifications consistent with its opinion. The Court ruled that the issuer defendants and the plaintiffs were required to submit a revised settlement agreement which provides for a mutual bar of all contribution claims by the settling and non-settling parties and does not bar the parties from pursuing other claims. The issuers and plaintiffs have submitted to the Court a revised settlement agreement consistent with the Court’s opinion. The revised settlement agreement has been approved by all of the issuer defendants that are not in bankruptcy. The underwriter defendants will have an opportunity to object to the revised settlement agreement. There is no assurance that the court will grant final approval to the settlement. To the extent the settlement agreement is not approved, Portal will vigorously defend the action.

On November 13, 2003 Portal announced that its results for the quarter ended October 31, 2003 would be lower than previously estimated. On November 20, 2003 a purported class action complaint was filed in the United States District Court for the Northern District of California against Portal, and certain of its officers and directors. The lawsuit claims to be on behalf of all persons who purchased Portal shares from May 20, 2003 through November 13, 2003 (the “Class Period”). Several similar class actions have also been filed in the same court based on essentially the same facts and allegations. These cases were consolidated on February 4, 2004 and a lead plaintiff and lead plaintiff’s counsel were appointed on March 25, 2004. On May 24, 2004 the lead plaintiff filed a consolidated amended complaint alleging violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended, arising from allegations that during the Class Period Portal recognized revenue improperly and failed to disclose declining demand for its products and services. The consolidated amended complaint seeks damages in an unspecified amount. The defendants moved to dismiss this complaint on July 6, 2004 and the hearing on the motion was scheduled for September 30, 2004. On

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PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 23, 2004, the lead plaintiff filed a motion for leave to file an amended complaint and requested continuance of the hearing to allow them time to prepare a proposed amended complaint. The court allowed plaintiff 60 days to file a motion for leave to amend, along with the required proposed amendment and took the original hearing date off calendar. Lead plaintiff’s motion for leave to amend and the proposed amended complaint were due to be filed by or about November 29, 2004. Lead plaintiff filed a second amended complaint on November 29, 2004. The second amended complaint purports to add a new plaintiff that may have purchased shares in, or traceable to, the September 2003 secondary offering and to add claims under Sections 11 and 12(a) of the Securities Act on the basis that the registration statement for the secondary offering contained allegedly material misstatements or omissions. The defendants moved to strike the second amended complaint on December 2, 2004. On December 7, 2004 the Court set a briefing schedule for the motion to strike. Plaintiffs filed a motion for leave to amend on December 22, 2004 correcting their failure to file the motion concurrent with the proposed second amended complaint. Defendants filed an opposition to the motion for leave to amend on January 6, 2005. A hearing on defendants’ motion to strike on plaintiffs’ motion for leave to amend was held on January 27, 2005. On March 10, 2005, the court granted plaintiffs’ motion for leave to amend and terminated as moot defendants’ motions to dismiss the consolidated amended complaint and to strike the improperly filed consolidated second amended complaint. The Defendants moved to dismiss the consolidated second amended complaint on April 15, 2005. On May 19, 2005, plaintiffs filed their third consolidated amended complaint. Defendants moved to dismiss the third consolidated amended complaint on June 2, 2005, and a hearing on this motion was conducted on July 7, 2005. On August 10, 2005, the Court issued an order granting defendants’ motion to dismiss the third consolidated amended complaint as to all asserted claims and allowing plaintiffs leave to file a fourth consolidated amended complaint on or before October 11, 2005. On October 11, 2005, plaintiffs filed their fourth consolidated amended complaint. Defendants filed a motion to dismiss the fourth consolidated amended complaint on December 9, 2005. A hearing on the motion to dismiss is scheduled for March 23, 2006 [Update status]. In the opinion of management, resolution of this litigation is not expected to have a material adverse effect on the financial position of Portal. However, depending on the amount and timing, an unfavorable resolution of these matters could materially affect the Company’s future results of operations or cash flows in a particular period. Portal believes the lawsuits are without merit. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation.

On November 17, 2003 a stockholder derivative action was filed in the Superior Court of California, County of San Mateo against the members of the Board of Directors and certain officers of Portal alleging breach of fiduciary duty and other violations of state law. A second similar action was filed in the Superior Court of California, County of San Mateo on November 25, 2003. These complaints were based on allegations that the defendants misrepresented Portal’s financial projections in connection with the quarter ended October 31, 2003 and that certain of the defendants violated state laws relating to insider trading. The actions seek damages in an unspecified amount, disgorgement of improper profits and attorney’s fees, among other forms of relief. In February 2004, both derivative actions were transferred to Santa Clara County Superior Court. The plaintiff in the second action agreed, and the Court so ordered, to voluntarily dismiss his complaint without prejudice. The plaintiff in the first filed action filed an amended complaint on or about September 29, 2004. The amended complaint reiterated the allegations in the original complaint and added allegations from the federal securities litigation that Portal recognized revenue improperly and failed to disclose declining demand for its products and services as well as allegations based on the second quarter of fiscal 2005 financial results and first quarter of fiscal 2005 restatement. On March 23, 2005, the parties to the derivative action filed a stipulation of settlement with the Superior Court and the Court entered an order approving the stipulation of settlement and dismissed the lawsuit with prejudice on April 5, 2005. The settlement did not result in a material financial impact to the Company.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6. Stockholders’ Equity

Common Stock

Portal has issued shares of common stock to employees, which are subject to Portal’s right to repurchase at the original issuance price upon the occurrence of certain events, as defined in the agreement relating to the sale of such stock. The repurchase rights lapse ratably over a period of one to four years from the date of issuance. At January 31, 2005, 2004 and 2003, none, 6,000, and 7,375 shares respectively, were subject to repurchase. These shares were issued upon the exercise of options under the 1995 Stock Option/Issuance Plan.

At January 31, 2005, common stock was reserved for issuance as follows:

Exercise of outstanding stock options	6,104,108
Shares of common stock available for grant under the 1999 Stock Incentive Plan	3,771,535
Shares of common stock available for grant under the 2000 Supplemental Stock Option Plan	258,683
Shares of common stock available for grant under Employee Stock Purchase Plans	2,430,818

Total common stock reserved for issuance	12,565,144

Stockholder Rights Plan

On August 16, 2002, Portal adopted a stockholder rights plan (the “Rights Agreement”). Under the Rights Agreement, rights were distributed as a dividend at the rate of one right for each share of common stock of Portal held by stockholders of record as of the close of business on August 26, 2002. The rights will expire on August 16, 2012 unless redeemed or exchanged. Under the Rights Agreement, each right will initially entitle the registered holder to buy a unit of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $14.00 per unit. The rights will become exercisable only if, subject to certain exceptions, a person or group acquires beneficial ownership of 15 percent or more of Portal’s common stock or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more of Portal’s common stock.

Stock Options

Upon the reincorporation of Portal on April 29, 1999, all options issued under the 1995 Stock Option/Stock Issuance Plan were assumed by the 1999 Stock Incentive Plan (the “Plan”). Under the Plan, the Board of Directors is authorized to grant incentive stock options or nonqualified stock options to employees, officers and directors of Portal. The Plan allows for the grant of incentive stock options to employees and grant of nonstatutory stock options to eligible participants. The number of shares of common stock available for issuance under the Plan automatically increases on the first trading day of each fiscal year during the term of the Plan, beginning with fiscal 2001, by an amount equal to four percent of the shares of common stock outstanding on the last trading day of the immediately preceding fiscal year, but in no event shall any such annual increase exceed 2,100,000 shares. Pursuant to the automatic increase an additional 1.6 million, 1.4 million and 1.4 million shares were added in fiscal 2005, 2004 and 2003, respectively.

The option price of options granted under the Plan is not less than 100% or 85% of the fair value on the date of the grant as determined by the Board of Directors for incentive stock options and nonqualified stock options, respectively, except for incentive stock options granted to a person owning greater than 10% of the total voting

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PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

power of Portal, for which the exercise price of the options must not be less than 110% of the fair value at the time of grant. Options granted prior to January 27, 1999 generally become exercisable upon grant subject to repurchase rights in favor of Portal until vested. Options granted after January 27, 1999 generally become exercisable only when vested. Options generally vest over a period of no more than four years. Options may be granted with different vesting terms at the discretion of the Board of Directors. Options are exercisable for a term of ten years after the date of grant except those incentive stock options granted to a person owning greater than 10% of the total voting power of stock of Portal, which are exercisable for a term of five years after the date of grant. If the optionee’s employment by or service with Portal is terminated, the options cease to be exercisable after a specified period, generally three months (one year in the case of death or disability) In the event of a change in control in which options granted under the Plan are not assumed, the options will accelerate and vest in full and existing repurchase rights will lapse.

In December 2000 the Board of Directors approved the 2000 Supplemental Stock Option Plan (the “Supplemental Plan”). Under the Supplemental Plan, the Board of Directors is authorized to grant nonqualified stock options to non-officer employees and consultants of Portal. Under the Supplemental Plan, 1,200,000 shares of common stock were authorized for issuance. The option price of options granted under the Supplemental Plan is not less than 100% of the fair value on the date of the grant as determined by the Board of Directors. Options granted become exercisable only when vested. Options generally vest over a period of no more than four years, however, options may be granted with different vesting terms at the discretion of the Board of Directors. Options are exercisable for a term of ten years after the date of grant. If the optionee’s employment by or service with Portal is terminated, the options cease to be exercisable after a specified period, generally three months (one year in the case of death or disability). In the event of a change in control in which options granted under the Supplemental Plan are not assumed, the options will accelerate and vest in full and existing repurchase rights will lapse.

In November 2002, our Compensation Committee approved a plan to reprice stock options for employees (excluding our Chief Executive Officer and members of our Board of Directors). Under this repricing plan, 4,162,856 outstanding options with an exercise price greater than $3.45 per share (the closing market price on the date of repricing) were repriced to an exercise price of $3.45 per share. There were no changes to the vesting schedules of these options. These repriced options became subject to variable accounting, which requires that they be remeasured based upon the current fair market value of our common stock at the end of each accounting period until they are exercised or expire. For fiscal 2005, we recorded a stock compensation benefit of $7.3 million due to the decrease in the price of our common stock compared to a stock compensation charge of $14.7 million and $2.3 million in fiscal 2004 and 2003, respectively. Total shares subject to variable accounting as of January 31, 2005 and 2004 were 1,681,356 and 2,436,517, respectively.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of Portal’s stock option activity under all Plans and related information follows:

	January 31, 2005		January 31, 2004		January 31, 2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning outstanding	5,975,154	$6.54	6,780,770	$5.46	3,676,222	$23.30
Options granted	2,867,380	$5.20	2,015,065	$10.49	5,468,983	$6.45
Options exercised	(446,011)	$2.95	(1,535,690)	$3.67	(144,056)	$2.40
Options cancelled	(2,292,415)	$7.18	(1,284,991)	$10.35	(2,220,379)	$15.90

Outstanding at end of year	6,104,108	$5.93	5,975,154	$6.54	6,780,770	$5.40

Exercisable at end of year	2,946,556	$6.09	2,197,086	$6.27	2,608,006	$8.80

Additional authorized shares	1,678,085		1,426,424		1,405,043

Exercise prices for options outstanding as of January 31, 2005 and the weighted-average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.83 - $ 1.95	522,868	7.49	$ 1.93	312,312	$ 1.92
2.10 - 3.33	744,919	8.93	$ 2.58	168,089	$ 2.62
3.45	1,693,747	6.70	$ 3.45	1,410,266	$ 3.45
3.54 - 8.24	1,925,061	9.16	$ 5.75	399,592	$ 5.88
8.40 - 15.30	1,198,068	8.23	$ 11.59	636,852	$ 11.29
28.75 - 218.75	19,445	5.76	$128.21	19,445	$128.21

	6,104,108	8.11	$ 5.93	2,946,556	$ 6.09

Employee Stock Purchase Plans

In February 1999, the Board of Directors approved the adoption of Portal’s 1999 Employee Stock Purchase Plan (“1999 Purchase Plan”). The stockholders approved this plan in April 1999. A total of 720,000 shares of common stock were initially reserved for issuance under the 1999 Purchase Plan. The number of shares of common stock available for issuance under the 1999 Purchase Plan automatically increases on the first trading day of each fiscal year during the term of the 1999 Purchase Plan, beginning with fiscal 2001, by an amount equal to two percent of the shares of common stock outstanding on the last trading day of the immediately preceding fiscal year, but in no event shall any such annual increase exceed 800,000 shares. Accordingly, an additional 635,706 shares were added to the 1999 Purchase Plan on February 1, 2000. On June 16, 2000 the Board of Directors approved the adoption of Portal’s 2000 International Employee Stock Purchase Plan (“International Plan”). The 1999 Purchase Plan and International Plan are collectively referred to as the “Purchase Plans”. The number of shares initially reserved for issuance over the term of the International Plan was limited to 1,355,706 shares, less any shares issued under the 1999 Purchase Plan in the future and on the November 30, 1999 and May 31, 2000 purchase dates, subject to the annual automatic increase discussed above.

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PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to the annual automatic increase, an aggregate additional 800,000 shares, 713,212 shares and 702,522 shares were added in fiscal 2005, 2004 and 2003, respectively, to the Purchase Plans. The Purchase Plans permit eligible employees to acquire shares of Portal’s common stock through periodic payroll deductions of up to 15% of total compensation. No more than 1,200 shares may be purchased on any purchase date per employee. Each offering period will have a maximum duration of 24 months. The price at which the common stock may be purchased is 85% of the lesser of (i) the closing selling price per share of common stock on the employee’s entry date into the two-year offering period in which that semi-annual purchase occurs, or (ii) the closing selling price per share on the semi-annual purchase date. A total of 167,025 shares and 156,415 shares were sold under the Purchase Plans during the year ended January 31, 2005 at a price of $3.89 and $2.93 per share, respectively.

In May 2005, Portal suspended its Employee Stock Purchase Plans due to the delay of filing this Annual Report on Form 10-K.

Note 7. Interest and Other Income (Expense), Net

Interest and other income (expense), net primarily represents net interest income, and net gains and losses resulting from foreign currency exchange rate changes and other income (loss).

The following table sets forth information regarding the Company’s interest and other income (expense), net (in thousands):

	Year Ended January 31,
	2005	2004	2003
Interest income, net	$850	$774	$2,675
Foreign currency exchange gain (loss), net	(791)	1,722	372
Asset impairment	(1,500)	—	—
Other (loss), net	(317)	(472)	(38)

Total interest and other income (expense), net	$(1,758)	$2,024	$3,009

Note 8. Income Taxes

The loss before taxes consists of the following (in thousands):

	Years Ended January 31,
	2005	2004	2003
Loss before taxes
United States	$(84,435)	$(38,603)	$(48,982)
Foreign	(582)	1,908	(20,469)

Total loss before taxes	$(85,017)	$(36,695)	$(69,451)

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes is comprised of the following (in thousands):

	Years Ended January 31,
	2005	2004	2003
Current:
Federal	$—	$—	$(512)
State	157	186	253
Foreign	408	3,310	3,020

Total current	565	3,496	2,761

Deferred:
Federal	—	—	—
State	—	—	—

Total deferred	—	—	—

Total provision for taxes	$565	$3,496	$2,761

The reconciliation of income tax expense (benefit) attributable to continuing operations, computed at the U.S. federal statutory rates, to income tax expense for fiscal 2005, 2004 and 2003 is as follows (in thousands):

	Years Ended January 31,
	2005	2004	2003
Tax benefit at U.S. statutory rate	$(28,905)	$(12,225)	$(24,308)
Loss for which no tax benefit is currently recognizable	28,959	12,032	23,715
State tax, net of federal benefit	103	123	164
Foreign income and withholding taxes	408	2,662	3,020
Purchased in-process research and development, goodwill, developed technology and asset impairments	—	904	170

Total	$565	$3,496	$2,761

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of Portal’s deferred taxes are as follows (in thousands):

	January 31,
	2005	2004	2003
Deferred tax assets:
Net operating loss carry-forwards	$138,719	$123,180	$104,489
Tax credit carry-forwards	13,502	14,020	15,364
Deferred revenue	3,950	1,940	2,123
Accruals and reserves not currently deductible	21,056	1,270	10,572
Other, net	—	4,610	6,447

Gross deferred tax assets	177,227	145,020	138,995
Valuation allowance	(171,669)	(144,302)	(137,273)

Total deferred tax assets	5,558	718	1,722

Deferred tax liabilities:
Acquired intangibles	(718)	(718)	(1,722)
Other, net	(4,840)	—	—

Total deferred tax liabilities	(5,558)	(718)	(1,722)

Net deferred tax assets	$—	$—	$—

The change in the valuation allowance was an increase of approximately $27.4 million, $7.0 million, and $19.6 million for fiscal 2005, 2004, and 2003, respectively. Approximately $56.6 million of the valuation allowance for deferred tax assets is attributable to unbenefited stock option deductions, the benefit of which will be credited to stockholders’ equity when realized.

As of January 31, 2005, Portal’s federal and state net operating loss carry-forwards for income tax purposes were approximately $392.1 million and $92.9 million, respectively. If not utilized, the federal net operating loss carry-forwards will begin to expire in 2017. The state net operating loss carry-forwards began to expire in 2002. Portal had federal research and development tax credit carry-forwards of approximately $7.3 million, which will begin to expire in 2016 if not utilized. The Company also had state research and development credit carry-forwards of approximately $9.1 million with no expiration dates.

Utilization of net operating losses and tax credit carry-forwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in expiration of net operating loss and tax credit carry-forwards before full utilization.

The Company believes that its tax filings, on a jurisdictional basis, are in compliance with local tax requirements. In the event of an audit, it is possible that a taxing jurisdiction could interpret their requirements differently, and attempt to assess an additional tax due. In the event of an unfavorable resolution, there exists the possibility of a material adverse impact on the results of operations of the period in which the audit is ultimately resolved or an unfavorable outcome becomes probable and reasonably estimable.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9. Quarterly Results of Operations (Unaudited) (Restated)

The following table presents Portal’s operating results for each of the eight quarters in the period ended January 31, 2005. The information for each of these quarters is unaudited but has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results. when read in conjunction with the audited consolidated financial statements of Portal and the financial statement footnotes appearing elsewhere in this Form 10-K. (In thousands, except per share amounts and percentages.)

	Quarter Ended
	Jan. 31, 2005	Oct. 31, 2004	July 31, 2004	April 30, 2004	Jan. 31, 2004	Oct. 31, 2003	July 31, 2003	April 30, 2003
		(Restated)	(Restated)	(Restated)
Consolidated Statements of Operations Data:

Revenues:
License fees	$2,284	$7,489	$836	$4,544	$8,988	$5,687	$11,321	$13,570
Services	16,820	18,845	17,382	25,493	27,112	19,672	21,880	18,523

Total revenues	19,104	26,334	18,218	30,037	36,100	25,359	33,201	32,093

Costs and expenses:
Cost of license fees	49	33	99	27	56	19	22	88
Cost of services	13,756	15,587	16,033	18,495	17,739	14,078	13,195	11,613
Amortization and impairment of purchased developed technology	—	665	665	665	665	665	665	665
Research and development	9,967	10,095	9,892	7,599	7,822	8,273	6,981	7,167
Sales and marketing	9,762	11,511	11,861	11,542	11,902	10,677	11,633	11,388
General and administrative	10,631	8,086	5,195	3,929	5,118	3,926	3,095	3,333
Stock compensation (benefit) charges	5	—	(3,563)	(3,775)	(19,152)	3,000	23,749	7,090
Restructuring charges (benefit)	8,583	(467)	(361)	386	—	—	—	—

Total costs and expenses	52,753	45,510	39,821	38,868	24,150	40,638	59,340	41,344

Income (loss) from operations	$(33,649)	$(19,176)	$(21,603)	$(8,831)	$11,950	$(15,279)	$(26,139)	$(9,251)

Net income (loss)	$(34,207)	$(21,311)	$(20,697)	$(9,367)	$11,648	$(15,184)	$(26,891)	$(9,764)

Basic earnings (loss) per share	$(0.80)	$(0.50)	$(0.49)	$(0.22)	$0.28	$(0.39)	$(0.74)	$(0.27)

Diluted earnings (loss) per share	$(0.80)	$(0.50)	$(0.49)	$(0.22)	$0.26	$(0.39)	$(0.74)	$(0.27)

As a Percentage of Total Revenues:

Revenues:
License fees	12%	28%	5%	15%	25%	22%	34%	42%
Services	88%	72%	95%	85%	75%	78%	66%	58%

Total revenues	100%	100%	100%	100%	100%	100%	100%	100%

Costs and expenses:
Cost of license fees	0%	0%	1%	0%	0%	0%	0%	0%
Cost of services	72%	59%	88%	62%	49%	55%	40%	37%
Amortization and impairment of purchased developed technology	0%	3%	4%	2%	2%	3%	2%	2%
Research and development	52%	38%	54%	25%	22%	33%	21%	22%
Sales and marketing	51%	44%	65%	38%	33%	42%	35%	36%
General and administrative	56%	31%	29%	13%	14%	15%	9%	10%
Stock compensation (benefit) charges	0%	0%	-20%	-13%	-53%	12%	72%	22%
Restructuring charges (benefit)	45%	-2%	-2%	1%	0%	0%	0%	0%
Total costs and expenses	276%	173%	219%	129%	67%	160%	179%	129%

Income (loss) from operations	-176%	-73%	-119%	-29%	33%	-60%	-79%	-29%

Net income (loss)	-179%	-81%	-114%	-31%	32%	-60%	-81%	-30%

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As described in Note 1, the Company has restated its previously reported unaudited quarterly financial statements for fiscal 2005. The determination to restate the quarterly financial statements was made on November 21, 2005 by our management and Audit Committee, in consultation with our independent registered public accounting firm, as a result of our identification of certain individually, and in the aggregate, material errors in such financial statements. Our management has identified significant material weaknesses and deficiencies in our internal controls and disclosure controls, as more fully discussed in Part II, Item 9A, Controls and Procedures. The Restatement errors were largely identified through additional substantive procedures performed by the Company to validate its financial statements.

The adjustments that give rise to the restatements of the first three quarters of fiscal 2005 fall into four categories:

1. Accounting for revenue, including

•	errors in accounting for certain complex multi-element consulting contracts with undelivered elements, where Vendor Specific Objective Evidence (VSOE) of fair value for professional services was not present;

•	errors in accounting for certain contracts as time and materials services contracts rather than as fixed price services contracts due to misinterpretation of the applicable contracts; and

•	errors in accounting for cash basis customers and other miscellaneous errors.

2. Accounting for deferred costs on large fixed price consulting services contracts, including

•	use of an incorrect methodology resulting in the deferral of incorrect amounts of cost on fixed price consulting contracts;

•	inappropriate deferral of costs on loss contracts; and

•	use of inaccurate cost rates.

3. Accounting for certain international withholding and payroll taxes, including

•	use of an incorrect method to estimate certain international withholding taxes;

•	failure to accrue for payroll taxes in international countries where Portal had small operations; and

•	other individually insignificant tax-related adjustments.

4. A number of individually insignificant adjustments.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize the unaudited quarterly consolidated statements of operations and selected balance sheet data for the periods indicated, giving effect to the restatement of the first three quarters of fiscal 2005 from previously reported information filed on Forms 10-Q and 10-Q/A (in thousands, except per share amounts):

	Fiscal Year 2005 Quarterly Results
	April 30			July 31			October 31			January 31
	Previously Reported	Adjust- ments	Restated	Previously Reported	Adjust- ments	Restated	Previously Reported	Adjust- ments	Restated	As reported
	(in thousands, except per share data)
Consolidated Statement of Operations Data

Revenues:
License fees	$4,972	$(428)	$4,544	$890	$(54)	$836	$8,564	$(1,075)	$7,489	$2,284
Services	26,247	(754)	25,493	17,672	(290)	17,382	19,088	(243)	18,845	16,820

Total revenues	31,219	(1,182)	30,037	18,562	(344)	18,218	27,652	(1,318)	26,334	19,104

Cost of revenues:
Cost of license fees	27	—	27	99	—	99	33	—	33	49
Cost of services	16,522	1,973	18,495	17,684	(1,651)	16,033	15,748	(161)	15,587	13,756
Amortization and impairment of purchased developed technology	665	—	665	665	—	665	665	—	665	—

Total cost of revenues	17,214	1,973	19,187	18,448	(1,651)	16,797	16,446	(161)	16,285	13,805

Gross Margin	14,005	(3,155)	10,850	114	1,307	1,421	11,206	(1,157)	10,049	5,299

Operating expenses
Research and development	7,599	—	7,599	9,892	—	9,892	10,095	(0)	10,095	9,967
Sales and marketing	11,453	89	11,542	11,833	28	11,861	11,483	28	11,511	9,762
General and administrative	3,929	—	3,929	5,194	1	5,195	8,087	(1)	8,086	10,631

Stock compensation (benefit) charges	(3,775)	—	(3,775)	(3,563)	—	(3,563)	—	—	—	5
Restructuring charges (benefit)	386	—	386	(361)	—	(361)	(866)	399	(467)	8,583

Total operating expenses	19,592	89	19,681	22,995	29	23,024	28,799	426	29,225	38,948

Loss from operations	(5,587)	(3,244)	(8,831)	(22,881)	1,278	(21,603)	(17,593)	(1,583)	(19,176)	(33,649)
Interest and other income (loss), net	(301)	7	(294)	(291)	33	(258)	(1,095)	(120)	(1,215)	9

Loss before income taxes	(5,888)	(3,237)	(9,125)	(23,172)	1,311	(21,861)	(18,688)	(1,703)	(20,391)	(33,640)
Provision (benefit) for income taxes	356	(114)	242	(902)	(262)	(1,164)	735	185	920	567

Net loss	$(6,244)	$(3,123)	$(9,367)	$(22,270)	$1,573	$(20,697)	$(19,423)	$(1,888)	$(21,311)	$(34,207)

Net loss per share
Net loss per share	$(0.15)	$(0.07)	$(0.22)	$(0.52)	$0.04	$(0.49)	$(0.46)	$(0.04)	$(0.50)	$(0.80)

Shares used in computing net loss per share	42,190		42,190	42,533		42,533	42,612		42,612	42,800

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	April 30			July 31			October 31
	Previously Reported	Adjust- ments	Restated	Previously Reported	Adjust- ments	Restated	Previously Reported	Adjust- ments	Restated
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and investments	$74,775	$0	$74,775	$68,582	$—	$68,582	$57,024	$—	$57,024
Accounts receivable, net	$23,416	$438	$23,854	$18,385	$800	$19,185	$16,455	$499	$16,954
Total current assets	$104,784	$(91)	$104,693	$93,204	$2,879	$96,083	$81,452	$1,374	$82,826
Total assets	$143,363	$(92)	$143,271	$131,373	$2,873	$134,246	$115,636	$1,368	$117,004
Accrued expenses and other accrued liabilities	$18,652	$991	$19,643	$20,022	$2,374	$22,396	$23,412	$1,309	$24,721
Current portion of deferred revenue	$23,814	$(2,517)	$21,297	$37,378	$(7,152)	$30,226	$35,425	$(9,921)	$25,504
Total current liabilities	$61,989	$(1,354)	$60,635	$76,997	$(5,053)	$71,944	$82,685	$(8,921)	$73,764
Long term deferred revenue	$—	$4,376	$4,376	$—	$9,616	$9,616	$—	$15,790	$15,790
Total liabilities	$80,554	$3,022	$83,576	$93,377	$4,365	$97,742	$97,228	$4,802	$102,030
Total stockholders’ equity	$62,809	$(3,114)	$59,695	$37,996	$(1,552)	$36,444	$18,408	$(3,435)	$14,973

We have not amended our quarterly reports on Form 10-Q for the quarterly periods affected by the restatement prior to January 31, 2005. The information that has been previously filed or otherwise reported for these periods is superseded by the information in this annual report.

The sum of the quarterly consolidated financial data may not equal the annual consolidated financial data due to rounding.

The adjustments to revenues and expenses for the first three quarters of fiscal 2005 were principally comprised of the following (in thousands of dollars): [need to double-check adding up of quarterly amounts]

Revenue:

•	Errors in accounting for certain complex multi-element consulting contracts with undelivered elements, where Vendor Specific Objective Evidence (VSOE) of fair value for professional services was not present, resulted in an overstatement of revenue of $1,511 in the third quarter of fiscal 2005.

•	The Company’s failure to properly identify professional services arrangements linked to undelivered engineered services arrangements resulted in an overstatement of revenue of $920, $982 and $331 in the first, second and third quarters of fiscal 2005, respectively.

•	Errors in accounting for certain fixed price services contracts initially accounted for as time and materials services contracts due to misinterpretation of the applicable contracts, and the failure to recognize revenue in the appropriate accounting period based upon the receipt of cash from non-creditworthy customers resulted in an overstatement of revenue in the amount of $713 in the first quarter, an understatement of $379 in the second quarter and an understatement of revenue of approximately $515 in the third quarter of fiscal 2005.

•	Errors in the cutoff of revenue recognition for time and materials services contracts resulted in a correction to increase revenue by $452 in the first quarter of fiscal 2005. The Company also recorded adjustments related to cutoff of time and materials services contracts in the second and third quarters of fiscal 2005. These adjustments did not materially affect revenues in those quarters.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Errors in amortizing revenue from the Company’s deferred maintenance revenue balance resulted in an understatement of revenue of $408 in the first quarter of fiscal 2005. Errors in amortizing revenue from the Company’s deferred maintenance revenue balance were not material in the second and third quarters of fiscal 2005.

•	The Company incorrectly accounted for a term license entered into in fiscal 2003 by inappropriately concluding that it had VSOE of fair value for maintenance and support for term licenses. The impact to fiscal 2003 and fiscal 2004 was not material. The impact to fiscal 2005 was to decrease revenue by $323, $195 and $301 in the first, second and third quarters, respectively.

•	The Company inappropriately deferred revenue on certain arrangements where it believed it did not have all the evidence of the arrangement, when it fact it did, resulting in an understatement of revenue of $232 in the third quarter of fiscal 2005.

•	Other individually immaterial corrections decreased revenue in the first quarter by $86, increased revenue by $454 in the second quarter and increased revenue by $78 in the third quarter of fiscal 2005.

Expenses

•	The Company’s use of an incorrect method to defer costs on fixed price professional services contracts with deferred revenue, the use of inaccurate cost rates, the deferral of costs on certain loss projects and the impact of cost deferrals on revenue adjustments as a result of errors discussed above resulted in an increase to cost of services of $1,434 in the first quarter, a decrease to cost of services of $1,916 in the second quarter and a decrease to cost of services of $228 in the third quarter of fiscal 2005.

•	The Company failed to properly accrue payroll taxes in foreign countries where the Company has small operations. In the first quarter of fiscal 2005, the Company recorded an expense of $ to accrue the cumulative effect for periods prior to fiscal 2005 of the Company’s failure to properly accrue payroll taxes in foreign countries where the Company has small operations. These amounts related to fiscal 2003 and fiscal 2004 were determined to be immaterial to those periods and as such, the cumulative tax expense was recorded in the first quarter of fiscal 2005.

The adjustment recorded for amounts related to the first quarter of fiscal 2005 was $             for a total increase to payroll tax expense of $610. The correction to record payroll tax expense where the Company failed to initially accrue payroll taxes was $262 in the second quarter and $226 in the third quarter of fiscal 2005.

•	The use of an inappropriate method to estimate withholding taxes on billings to customers in certain foreign jurisdictions resulted in an overstatement of the Company’s tax provision of $490 in the first quarter of fiscal 2005 and an understatement of $192 and $194 in the second and third quarters of fiscal 2005, respectively.

•	The Company failed to appropriately record $414 of income taxes for certain jurisdictions in periods prior to fiscal 2005 and initially recorded these costs in the second quarter of fiscal 2005. As a result of restating previously reported results for the first quarter of fiscal 2005, management recorded these costs in the first quarter of fiscal 2005, rather than the second quarter of fiscal 2005, which resulted in an increase in the tax provision and net loss for the first quarter of fiscal 2005 by $414 and a decrease in the tax provision and net loss for the second quarter of fiscal 2005 by the same amount.

•	The Company incorrectly calculated the accrual required for excess space in its Hong Kong facility as part of updating its restructuring estimates resulting in an understatement to restructuring expense of $400 in the third quarter of fiscal 2005.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

PORTAL SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Other individually immaterial corrections to the Company’s tax provisions decreased expenses by $27, $41 and $22 for the first, second and third quarters of fiscal 2005.

The control deficiencies that resulted in these errors and the Company’s progress in mitigating the underlying control deficiencies is discussed in Part II, Item 9A, Controls and Procedures.

Note 10. Subsequent Event

In fiscal 2006, the Company determined that it no longer had VSOE of fair value for maintenance and support services. As a result, license fees and professional services fees that are part of multiple element arrangements that include maintenance and support will be recognized as revenues over the maintenance and support contract period, which will generally result in revenues being recognized over a longer period than historically when the Company maintained VSOE of fair value for maintenance and support services.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in rules 13a-15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of the end of the period covered by this report. Based on this evaluation, we discovered material weaknesses, as described below, in our “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and referred to hereafter as our “internal controls”), and thus in our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act, and referred to hereafter as our “disclosure controls”). Therefore, our principal executive and financial officers each concluded that, as of the end of the period covered by this report, (1) our disclosure controls and procedures were not effective in ensuring that information required to be disclosed by us in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) our internal controls did not provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (‘GAAP”).

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal controls over financial reporting do not guarantee accuracy. There are limits as to the effectiveness of internal controls, and such controls can be avoided by employees with the intent to disregard or circumvent Company rules. The effectiveness of such controls is dependent upon the cooperation and vigilance of disciplined, diligent managers acting throughout all levels of Management.

Management of the Company is also required to assess and report on the effectiveness of the Company’s internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. In making this assessment, management is required to use suitable criteria such as that set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control-Integrated Framework”. The Company has been working to implement a framework modeled after the COSO criteria that would enable management to complete its assessment of the Company’s internal control over financial reporting. However, the necessary framework was not in place to allow management to complete its assessment, testing, and evaluation, and report on the Company’s internal control over financial reporting as of January 31, 2005 for several reasons, including the significant time and effort the Company devoted to reviewing issues raised by current and former employees as well as the delays attributable to material weaknesses that were previously reported in the Registrant’s Form 10-Q for the first three quarters of fiscal 2005 (and also reported in this Form 10-K). Notwithstanding our inability to complete the required assessment, we discovered significant deficiencies, as described below, in our internal controls, and thus in our disclosure controls and procedures, which significant deficiencies constituted material weaknesses.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Due to these internal control and disclosure control deficiencies, our previous principal executive officers and previous chief financial officer concluded, in connection with providing their certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes Act”) for the following quarters, that our disclosure controls and procedures were deficient and that some of these deficiencies constituted material weaknesses in our internal controls and disclosure controls:

•	our Form 10-Q for the first quarter ended April 30, 2004, filed with the SEC on June 9, 2004;

•	our Form 10-Q/A for the first quarter ended April 30, 2004 filed with the SEC on September 13, 2004;

•	our Form 10-Q for the second quarter ended July 29, 2004 filed with the SEC on September 13, 2004; and

•	Our Form 10-Q for the third quarter ended October 29, 2004 filed April 25, 2005.

On June 7, 2004, our Audit Committee received a letter from Ernst & Young LLP (“E&Y”), our independent registered public accounting firm, informing us that E&Y identified “material weakness” in the Company’s internal control over financial reporting. According to Auditing Standard No. 2 promulgated by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” in a company’s internal controls is defined as a significant deficiency in internal control that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weakness identified by E&Y in its June 7, 2004 report related to our processes for obtaining and evaluating relevant facts with respect to customer acceptance of our software, processing and documenting change order requests and the effect on recognition of revenue.

As part of our accounting activities during the second quarter of fiscal 2005, we identified certain errors in our financial statements for the first quarter of fiscal 2005, ending April 30, 2004 and restated our financial results for that quarter. The errors that resulted in this restatement were due to deficiencies in our internal controls and disclosure controls, in particular, internal control deficiencies in our Japan operations regarding expense controls and financial statement close processes, and a failure to identify and record all subcontractor expenses in the proper accounting period. These deficiencies constituted material weaknesses in our internal controls.

In connection with the preparation of our financial statements and disclosures for the third quarter of fiscal 2005 included in our Quarterly Report on Form 10-Q dated April 25, 2005, we identified additional material weaknesses in our internal controls. These material weaknesses involved controls and processes that were not performed or not adequately performed as a result of: (a) an insufficient number of qualified and experienced financial and accounting personnel in our finance and accounting groups (which was exacerbated by the high attrition in our accounting and finance group); and (b) insufficient training of our employees. The consequences of these material weaknesses included the following: First, there was insufficient segregation of duties among our existing finance and accounting personnel. Second, we experienced delays and inadequate reviews in preparing our financial statements and related disclosures. Third, we experienced delays in filing our public reports with the Securities and Exchange Commission (the “SEC”). Fourth, we experienced instances where we inadvertently misapplied generally accepted accounting principles. Some of these identified material weaknesses resulted in errors that were not identified during our normal close process and have increased the potential for errors in our financial statements. For instance, after issuing our third quarter fiscal 2005 preliminary financial results on February 3, 2005, we identified a change in tax expenses reported in our Form 10-Q. The error involved accounting and accruing for tax expenses and was largely attributable to a failure to timely identify and accrue tax and tax-related expenses and is an example of the consequences of an inadequate review process.

In connection with this Report on Form 10-K for fiscal 2005, and as part of our preparation for compliance with Section 404 of the Sarbanes Act and rules thereunder, management continued the process of reviewing, testing, evaluating, and documenting Registrant’s disclosure control and internal control processes. Our tests

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

indicated that a significant number of our internal controls were ineffective in design and/or operation. Specifically, the Company identified material control weaknesses in the following main areas of our controls and processes: (1) our Control Environment; and (2) our Financial statement close process.

Our control environment did not sufficiently promote effective internal control over financial reporting throughout our management structure, and this material weakness was a contributing factor in the development of other material weaknesses described below. Principal contributing factors included the lack of permanent or long term employees in key financial reporting positions, failure of employees to enforce and comply with Company policies, including procurement processes and contract processing policies, and a lack of a full evaluation of access controls and segregation of duties with respect to access to our financial system applications. Our control environment also contributed to our inability to fully evaluate our general computer controls, financial system application controls and tax controls, as described more fully below.

Risk Assessment. The Company has a process to formally review business and internal control risks on at least a quarterly basis as part of its “SOX §302 Certification Meetings” with the CEO, CFO, General Counsel and the Company’s independent registered public accounting firm. However, with respect to assessing the effectiveness of its internal controls and the risks from material weaknesses, as a result of the extended third quarter evaluation, the Company was not able to complete its SOX 404 assessment of internal controls. As a result, the Company did not have a complete assessment of the risk from internal control deficiencies and material control weaknesses. The Company was not able to rely on this assessment to provide timely information on the internal control risks during fiscal 2005. Accordingly, we concluded that this represented a material weakness in the area of risk assessment.

Segregation of Duties. We did not segregate duties in several important functions sufficiently, including providing users access within our financial application system to areas incompatible with appropriate segregation of duties or access to areas outside of their responsibilities; and permitting the creation, modification and updating of customer or vendor data without a secondary level of review or approval. These deficiencies represent a design deficiency in internal controls which result in more than a remote likelihood that a material error would not have been prevented or detected, and constitute a material weakness.

Inadequate Staffing and Training in Finance and Accounting. As previously disclosed in our Quarterly Report on Form 10-Q dated April 25, 2005, the Company also identified during fiscal 2005 that the finance organization was inadequately staffed and skilled. To address this material weakness, the Company undertook an aggressive hiring effort in the second half of fiscal 2005 to fill in vacant positions and upgrade employees who were not qualified for their positions. As a result of these factors, certain transactions, such as certain customer sales, tax provisions and accruals for certain liabilities were not recorded initially in accordance with GAAP. These deficiencies represent a design deficiency in internal controls which resulted in more than a remote likelihood that a material error would not have been prevented or detected, and constitute a material weakness. The Company believes that it did not adequately remediate this material weakness until after the end of fiscal 2005.

Organization Structure: While the Company regularly monitors the organizational structure (legal entities and management structure), there was a failure to ensure adequate monitoring by all organizations to ensure appropriate compliance with all local tax laws. Specifically, the Company’s tax organization was not aware or not able to appropriately assess the impact of particular foreign tax rules and regulations on the Company from Company employees in countries where it had no legal presence. The failure of these procedures to highlight the issues associated with international employees employed outside of a local Portal entity was determined to be a material weakness.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Transaction and Process Level Internal Controls

Financial Statement Close. The Company identified multiple material weaknesses and control deficiencies in the Company’s financial statement close process. We did not have appropriate controls around the process for recording and approving journal entries and preparing and reviewing account reconciliations. We noted instances where material journal entries were recorded without adequate supporting documentation or adequate review by the accounting department. We noted account reconciliations which were inadequately reviewed by accounting personnel or lacking adequate supporting documentation. Instances also occurred in which journal entries were not adequately documented and reviewed. These control weaknesses related to the failure to consistently document review of reconciliations and journal entries and the failure to properly prepare and review account reconciliations due in large part to staff turnover and skill gaps. These deficiencies represent an operating effectiveness deficiency in internal controls which result in more than a remote likelihood that a material error would not have been prevented or detected, and constituted a material weakness.

Revenue Accounting Processes. As previously disclosed in the Company’s SEC filings, the Company has identified multiple control deficiencies and material weaknesses in its Quote to Cash or Revenue processes. These material weaknesses related to the lack of review of transactions, inadequate system controls around the ability to change information in the Company’s order and invoicing system, individuals with access to incompatible responsibilities in the Company’s accounting systems, inadequate review of accounting treatment and inconsistent approval of credit memos.

In addition, we did not have a consistent process in place to document the significant terms of important sales contracts and our accounting for these contracts. We typically enter into a relatively small number of high dollar amount contracts for our product sales. These contracts frequently contain complex terms that impact our recognition and determination of revenue (including multiple elements, determination of fair value, linkage to other contracts, estimates of completion on services contracts and contingencies that can have a material impact on the recognition or deferral of revenue). In a limited number of cases, we did not consistently evaluate and document the terms of the contracts, and until late fiscal 2005, we did not have a process for independent review of the accounting treatment and the associated revenue determinations for such contracts. These deficiencies represented a design deficiency in internal controls that resulted in incorrect revenue determination and recognition conclusions that required correction to the financial statements late in the reporting process and the significance of well-trained individuals to the preparation of reliable financial statements, they constitute a material weakness.

Accounting for Deferred Costs. Largely as a result of inadequately trained or skilled personnel, the Company incorrectly calculated the amount of costs to be deferred on certain large fixed price services contracts.

Taxes. The Company’s tax department did not routinely review employees, sales and property in foreign jurisdictions to determine where tax liability may exist. This deficiency represented a design deficiency in internal controls that constituted a material weakness.

Controls and Procedures Status

In light of the material weaknesses and deficiencies in our internal controls and disclosure controls, our CEO and CFO concluded that, as of January 31, 2005, the end of the reporting period covered by this Form 10-K, our disclosure controls and procedures were not effective. In connection with the preparation of this report, and in light of the numerous material weaknesses that existed during and at the end of fiscal 2005, we had to devote significant resources to complete additional procedures to verify that the results reported herein are fair and accurate in all material respects. This work consumed significant amounts of our management time, as well as required engaging significant independent contracting help.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

This additional activity included:

•	Review of all balance sheet reconciliations by our vice president and corporate controller,

•	Review of most revenue transactions to verify revenue was recorded and accounted for accurately,

•	Review of most revenue transactions to verify the related cost of revenues was recorded and accounted for accurately,

•	Review of transactions performed by persons with incompatible responsibilities, and

•	Review of the Company’s foreign payroll tax liabilities and withholding tax liabilities.

In connection with these activities, the Company identified errors in its previously issued unaudited financial statements for the first, second and third quarters of fiscal 2005 and in its preliminary unaudited results reported for the fourth quarter of fiscal 2005, and has restated the first three quarters of fiscal 2005 and revised its preliminary reported results for the fourth quarter of fiscal 2005 in this Form 10-K. These restated financial statements and a description of the errors that resulted in the restatement are described in Note 9 of Notes to Consolidated Financial Statements included herein.

In addition, Portal performed additional review activities for its fiscal 2004 financial statements for those areas where it identified errors in its fiscal 2005 financial statements and concluded that it does not believe that any of the restatement items, individually or in the aggregate, impacted its year-end fiscal 2004 financial statements by a material amount.

Despite the above described material weaknesses and deficiencies in our disclosure controls, and based in part on the additional procedures described above and the depth and detail of the audit and review performed by its employees, consultants and independent registered public accounting firm, management believes that this Form 10-K is fair and accurate based in all material respects; and, on this basis, the CEO and CFO certifications contained herein have been made.

Because management devoted significant resources to performing the additional procedures specified above, we have not had sufficient time to test all of our internal controls, to retest internal controls that were ineffective when initially tested in a prior period, complete our assessment as required by Section 404 of the Sarbanes-Oxley Act, or to engage in significant remediation efforts. Thus, we cannot provide assurances that these material weaknesses and control deficiencies will not result in additional delays in filing our public reports with the SEC in the future or in errors in the misapplication of our policies or generally accepted accounting principles. Further, the Company did not file its Form 10-Q quarterly reports for the first three quarters of fiscal 2006 and does not anticipate that it will be able to timely file its Form 10-K for fiscal 2006 nor its subsequent quarterly reports on Form 10-Q for some time thereafter.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

Changes in Internal Controls

As a result of the matters described above, and as part of the Company’s continuing activities pursuant to the provisions of Section 404 of the Sarbanes-Oxley Act, the Company has made many changes to its internal control over financial reporting that management believes will improve these internal controls and address its significant and material control deficiencies.

To address the material weaknesses described above, management has implemented the following changes to our internal controls that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting:

•	to address the material weakness summarized in the letter from our auditors dated June 7, 2004, we revised our contract approval processes including training our personnel in these processes, requiring written acceptance certifications from our customers, and documenting in writing all change order requests. In addition, our revised policy requires that all contracts be signed by our legal department;

•	to address the material weakness related to the errors discovered during our second quarter of fiscal 2005, we transferred certain accounting functions from Japan to our Cupertino headquarters, including accounts payable, fixed assets and payroll, and made personnel changes in our Japanese operations;

•	to address the material weaknesses identified in the third quarter of fiscal 2005 and at the end of that fiscal year, we are committed to improving our controls and processes and training our employees. In addition, we continue to recruit and hire full-time employees, including experienced managers, and independent contractors to help address the staffing deficiencies in our accounting and finance groups. We hired a number of key finance personnel subsequent to the end of fiscal 2005; and

•	to address the material weaknesses identified in connection with the preparation of this Report, subsequent to the end of our fiscal year we have:

•	Continued to recruit and hire full-time employees, including experienced managers, and independent contractors to help fill the staffing deficiencies in our accounting and finance groups.

•	Reviewed and updated access by employees to our financial systems to eliminate access to areas resulting in incompatible segregation of duties and access to areas outsides of an employee’s responsibility.

•	Improved our review level of significant transactions.

However, as a result of the additional procedures and delays in closing its financial statements, the Company has not remediated all of its material control deficiencies.

The people, processes and technology enhancements outlined above significantly overlap with continuing activities pursuant to the provisions of Section 404 of the Sarbanes-Oxley Act and have resulted in more formalized, company-wide financial policies and procedures to standardize and improve processes and controls; improved procedures related to reconciliation of key accounts; improved segregation of duties; enhanced oversight and review by management; and better access restrictions to critical systems. Nevertheless, the Company has substantial work to remedy its material weaknesses.

PORTIONS OF PORTAL SOFTWARE, INC. DRAFT 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2005, PREPARED BY PORTAL SOFTWARE, INC. AS OF APRIL 5, 2006

ITEM 9B.	OTHER INFORMATION

We convened our annual meeting of stockholders for fiscal 2005 on January 26, 2005. At that time, we expected that we would hold our annual meeting of stockholders for fiscal 2006 on or about January 27, 2006. However, we were significantly delayed in filing this Form 10-K for a variety of reasons (see Explanatory Note at the beginning of this report). As a result, we were unable to meet our proxy information disclosure obligations under Rule 14a-3 of the Exchange Act regarding information to be furnished to security holders in connection with an annual meeting prior to January 27, 2006. Therefore, we have postponed our annual stockholder meeting for fiscal 2006 until after the filing of this Form 10-K. At such time as we do determine the date for our next annual stockholder meeting, we will provide notice of such annual meeting to our security holders in compliance with our bylaws and applicable law.

ANNEX III

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE, PARENT AND OFFEROR

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE AND PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Oracle and Parent, as the case may be, are set forth below. The business address of each director and officer is Oracle Corporation or Oracle Systems Corporation, as the case may be, 500 Oracle Parkway, Redwood City, CA 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Oracle and, prior to January 31, 2006, with Parent. Effective January 31, 2006, as part of the reorganization described in Section 9 through which Parent became a wholly owned subsidiary of Oracle, all of the directors of Parent were elected directors of Oracle, and all of the directors of Parent other than Safra A. Catz ceased being directors of Parent. At such time, Daniel Cooperman was elected a director of Parent. Concurrently, all of the executive officers of Parent were appointed executive officers of Oracle with the same titles, and all of the executive officers of Parent other than Lawrence J. Ellison, Ms. Catz, Charles E. Phillips, Jr. and Mr. Cooperman ceased being executive officers of Parent.

None of the directors and officers of Oracle and Parent, as the case may be, listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States, except for Sergio Giacoletto, who is a citizen of Switzerland and Italy, Derek H. Williams, who is a citizen of the United Kingdom, and Juergen Rottler, who is a citizen of Germany.

Directors of Oracle are identified by “DO”. Executive officers of Oracle are identified by “EOO”. Directors of Parent are identified by “DP”. Executive officers of Parent are identified by “EOP”.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Jeffrey S. Berg DO	58	Mr. Berg has served as a director since February 1997. He has been an agent in the entertainment industry for over 35 years and the Chairman and Chief Executive Officer of International Creative Management, Inc., a talent agency for the entertainment industry, since 1985. He has served as Co-Chair of California’s Council on Information Technology and was President of the Executive Board of the College of Letters and Sciences at the University of California at Berkeley. He is on the Board of Trustees of the Anderson School of Management at the University of California at Los Angeles.

H. Raymond Bingham DO	60	Mr. Bingham has served as a director since November 2002. He was Executive Chairman of the Board of Directors of Cadence Design Systems, Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005 and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004 and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a director of KLA Tencor Corporation, Flextronics International Ltd. and Freescale Semiconductor, Inc.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Keith G. Block EOO	45	Mr. Block has been Executive Vice President, North America Sales and Consulting since September 2002 and Executive Vice President, North America Consulting since February 2002. He served as Senior Vice President of North America Commercial Consulting and Global Service Lines from June 1999 until January 2002. He served as Senior Vice President of the Commercial Consulting Practice from April 1999 until May 1999. Mr. Block was Group Vice President, East Consulting from June 1997 until March 1999. Prior to joining Oracle in 1986, Mr. Block was a Senior Consultant at Booz, Allen and Hamilton.

Michael J. Boskin DO	60	Dr. Boskin has served as a director since April 1994. He is the Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University, where he has been on the faculty since 1971. He is Chief Executive Officer and President of Boskin & Co., Inc., a consulting firm. He was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Dr. Boskin also serves as a director of Exxon Mobil Corporation and Vodafone Group, PLC.

Safra A. Catz DO, EOO, DP, EOP	44	Ms. Catz has been Chief Financial Officer since November 2005 and a President since January 2004. She has served as a director since October 2001. She was Interim Chief Financial Officer from April 2005 until July 2005. She served as an Executive Vice President from November 1999 to January 2004 and Senior Vice President from April 1999 to October 1999.

Daniel Cooperman EOO, DP, EOP	55	Mr. Cooperman has been Senior Vice President, General Counsel and Secretary since February 1997. Prior to joining Oracle, he had been associated with the law firm of McCutchen, Doyle, Brown & Enersen (which has since become Bingham McCutchen LLP) from October 1977, and had served as a partner since June 1983. From September 1995 until February 1997, Mr. Cooperman was Chair of the law firm’s Business and Transactions Group and from April 1989 through September 1995, he served as the Managing Partner of the law firm’s San Jose office.

Lawrence J. Ellison DO, EOO, EOP	61	Mr. Ellison has been Chief Executive Officer and a director since he founded Oracle in June 1977. He served as Chairman of the Board from May 1995 to January 2004 and from May 1990 to October 1992 and President from May 1978 to July 1996.

Hector Garcia-Molina DO	52	Mr. Garcia-Molina has served as a director since October 2001. He has been the Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University since October 1995 and served as Chairman of the Department of Computer Science from January 2001 to December 2004. He has been a professor at Stanford University since January 1992. From August 1994 until December 1997, he was the Director of the Computer Systems Laboratory at Stanford University. Mr. Garcia-Molina also serves as a director of Kintera Inc.

Sergio Giacoletto EOO	56	Mr. Giacoletto has been Executive Vice President, Europe, Middle East and Africa Sales and Consulting since June 2000 and Senior Vice President, Business Solutions since November 1998. He was Vice President, Alliances and Technology from March 1997 to November 1998. Before joining Oracle, he had been President of AT&T Solutions for Europe since August 1994. Previously, he spent 20 years with Digital Equipment Corporation in various positions in European marketing and services.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Joseph A. Grundfest DO	54	Mr. Grundfest has served as a director since October 2001. He is the William A. Franke Professor of Law and Business at Stanford Law School and co-director of the Rock Center on Corporate Governance at Stanford University, where he has been on the faculty since January 1990. Prior to coming to Stanford, Mr. Grundfest was a Commissioner of the SEC from 1985 until 1990.

Jeffrey O. Henley DO, EOO	61	Mr. Henley has served as the Chairman of the Board since January 2004 and as a director since June 1995. He served as an Executive Vice President and Chief Financial Officer from March 1991 to July 2004. Prior to joining us, he served as Executive Vice President and Chief Financial Officer of Pacific Holding Company, a privately-held company with diversified interests in manufacturing and real estate, from August 1986 to February 1991. He also serves as a director of CallWave, Inc.

Jack F. Kemp DO	70	Mr. Kemp has served as a director since December 1996 and previously served as a director of Oracle from February 1995 until September 1996. He is the chairman of Kemp Partners, a strategic consulting firm he founded in July 2002. From July 2004 to February 2005, Mr. Kemp was a Co-Chairman of FreedomWorks Empower America, a non-profit grassroots advocacy organization. From January 1993 until July 2004, Mr. Kemp was Co-Director of Empower America, which merged with Citizens for a Sound Economy to form FreedomWorks Empower America. Mr. Kemp served as a member of Congress for 18 years and as Secretary of Housing and Urban Development from February 1989 until January 1993. In 1996, Mr. Kemp was the Republican candidate for Vice President of the United States. Mr. Kemp also serves as a director of Hawk Corporation, IDT Corporation, CNL Hotels and Resorts, Inc. and InPhonic, Inc.

Donald L. Lucas DO	76	Mr. Lucas has served as a director since March 1980. He was Chairman of the Board from October 1980 to May 1990. He has been a self-employed venture capitalist since 1960. He also serves as a director of Cadence Design Systems Inc., Vimicro International Corporation, DexCom, Inc. and 51job, Inc.

Jennifer L. Minton EOO	45	Ms. Minton has been Senior Vice President, Finance and Operations since October 2001. She served as Senior Vice President and Corporate Controller from April 2000 to September 2001 and Vice President and Corporate Controller from November 1998 to March 2000. Ms. Minton joined Oracle in May 1989.

Charles E. Phillips, Jr. DO, EOO, EOP	46	Mr. Phillips has been a President and has served as a director since January 2004. He served as Executive Vice President Strategy, Partnerships, and Business Development, from May 2003 to January 2004. Prior to joining Oracle, Mr. Phillips was with Morgan Stanley & Co. Incorporated, a global investment bank, where he was a Managing Director from November 1995 to May 2003 and a Principal from December 1994 to November 1995. From 1986 to 1994, Mr. Phillips worked at various investment banking firms on Wall Street. Prior to that, Mr. Phillips served as a Captain in the United States Marine Corps as an information technology officer. Mr. Phillips also serves as a director of Viacom Inc.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Juergen Rottler EOO	39	Mr. Rottler has been Executive Vice President, Oracle Support and Oracle On Demand since September 2004. Prior to joining Oracle, he served as Senior Vice President, Public Sector, Customer Solutions Group at Hewlett-Packard Company (“HP”), from December 2003 to September 2004, where he was responsible for HP’s worldwide Public Sector, Health and Education business. Mr. Rottler was Vice President, HP Services Worldwide Sales and Marketing from May 2003 to December 2003, Vice President, HP Services Worldwide Marketing, Strategy and Alliances from May 2002 to May 2003 and Vice President and General Manager, HP Services North America from April 2000 to May 2002.

Charles A. Rozwat EOO	58	Mr. Rozwat has been Executive Vice President, Server Technologies since November 1999 and served as Senior Vice President, Database Server from December 1996 to October 1999. He served as Vice President of Development from December 1994 to November 1996. Prior to joining Oracle, he spent 17 years in various positions at Digital Equipment Corporation.

Naomi O. Seligman DO	67	Ms. Seligman has served as a director since November 2005. She has been a senior partner at Ostriker von Simson, a technology research firm, since June 1999. From 1977 until June 1999, Ms. Seligman served as a co-founder and senior partner of the Research Board, Inc., a private sector institution sponsored by 100 chief information officers from major global corporations. Ms. Seligman also serves as a director of The Dun & Bradstreet Corporation, Sun Microsystems, Inc. and Akamai Technologies, Inc.

Derek H. Williams EOO	61	Mr. Williams has been Executive Vice President, Asia Pacific Sales and Consulting since October 2000 and Senior Vice President, Asia Pacific from July 1993 to October 2000. He served as Vice President, Asia Pacific from April 1991 to July 1993. Mr. Williams joined Oracle United Kingdom in October 1988 and served as Regional Director, Strategic Accounts from October 1988 to April 1991.

DIRECTORS AND EXECUTIVE OFFICERS OF OFFEROR

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Offeror are set forth below. The business address of each director and officer is care of Oracle Corporation, 500 Oracle Parkway, Redwood City, CA 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Offeror. None of the directors and officers of Offeror listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Safra A. Catz	44	Ms. Catz has been a director since April 2006. Please see above under “Directors and Executive Officers of Oracle and Parent” for current principal occupation with Oracle and Parent and for five-year employment history.

Daniel Cooperman	55	Mr. Cooperman has been the President and Chief Executive Officer since April 2006. He has been a director since April 2006. Please see above under “Directors and Executive Officers of Oracle and Parent” for current principal occupation with Oracle and Parent and for five-year employment history.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	For Confirmation Only by Telephone for Eligible Institutions Only: (781) 575-3631	By Overnight Courier:
Computershare Trust Company, N.A. PO Box 43014 Providence, RI 02940-3014 Attn: Corporate Actions		Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021 Attn: Corporate Actions

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, NY 10016

(212) 929-5500 (call collect)

or

Call Toll-Free (800) 322-2885

E-mail: tenderoffer@mackenziepartners.com